Exhibit 99.1

Annual Meeting April 11, 2025 | Bank of Montreal NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR BMO

Notice of Annual Meeting of Shareholders

You’re invited to participate in BMO’s 2025 annual meeting of shareholders.

How to participate

You can participate in the meeting virtually by logging on to the webcast. You may also attend in person at BMO Place, 33 Dundas Street West, Toronto, Ontario.

Please monitor our website (www.bmo.com/annualmeeting), and our transfer agent’s website (www.envisionreports.com/BMO2025), for any updates.

Date and time Friday, April 11, 2025 9:30 a.m. Eastern time	Webcast https://meetings.lumiconnect.com/400-741-191-694 Enter password: bmo2025 (case sensitive)	In person BMO Place, 33 Dundas Street West, Toronto, Ontario

Who can vote

You can vote if you held BMO shares as of the close of business on February 10, 2025, except as noted on page 5. You have one vote per share. There were 727,584,458 common shares outstanding on February 10, 2025, but there may be fewer eligible votes because of voting restrictions – see page 5.

How to vote

You can vote in advance by proxy or voting instruction form, or vote at the meeting by logging on to the webcast, or by attending in person. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares (see page 6 for details). If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 5 p.m. (Eastern time) on April 9, 2025 (or if the meeting is adjourned, at that time on the second last business day before it is reconvened).

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:

by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)	by email service@computershare.com

2025 meeting agenda

	Board recommendation	Read more

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2024 and the auditors’ report thereon	> Download a copy at www.bmo.com	page 2

2. Elect the board of directors	> Vote FOR each nominated director	page 2

3. Appoint the auditors	> Vote FOR	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	> Vote FOR	page 3

5. Consider the shareholder proposals to be voted on, where properly introduced at the meeting	> Vote AGAINST	page 4

You will also consider any other business that is properly brought before the meeting.

In order for items 2, 3, 4 and 5 to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of the shareholder vote on items 4 and 5 are non-binding, but the board of directors will take the voting results into account in its consideration of these matters.

Please take a moment to vote. Your participation is important to us.

By order of the board of directors,

Paul Noble

Senior Vice President, Chief Legal Officer, Enterprise Legal & Corporate Secretary

February 10, 2025

How to ask questions at the meeting You can ask questions through the webcast, in person, or by sending them to us before the meeting:

Where to get a copy of the 2025 meeting materials

We’re making the management proxy circular available online instead of by mail according to a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions. We are also using notice and access to deliver our annual report to beneficial shareholders. If you’ve already given us instructions to send you printed documents, your meeting materials are enclosed with this notice.

You can download the circular and annual report on our transfer agent’s website (www.envisionreports.com/BMO2025), on our website (www.bmo.com/annualmeeting), or on SEDAR+ (www.sedarplus.ca). If you prefer to have a paper copy, contact our transfer agent, Computershare, and they will send you a copy. Requests must be received by no later than April 3, 2025 in order for you to receive a paper copy prior to the proxy deadline.

Check in regularly for information updates

Please monitor our transfer agent’s website (www.envisionreports.com/BMO2025), our website (www.bmo.com/annualmeeting), and SEDAR+ (www.sedarplus.ca). Please be sure to check in regularly for any updates.

2024 Voting Results

Voting results from our 2024 annual meeting can be found on our website (select 2024 at www.bmo.com/annualmeeting)

corp.secretary@bmo.com
Bank of Montreal Corporate Secretary’s Department 100 King Street West 1 First Canadian Place, 9th Floor Toronto, Ontario, Canada M5X 1A1

Look for more information online

www.bmo.com/corporategovernance

2025 Management Proxy Circular	2024 Annual Report	2024 Voting Results

Management Proxy Circular

Message to shareholders

Dear Fellow Shareholders,

This year’s annual meeting of shareholders is scheduled to be held on Friday, April 11, 2025. We encourage you to participate. At the meeting, you will hear directly from management about the Bank’s performance in 2024 and vote on all business matters brought forward, including the election of the members of the board of directors for the next year.

The business to be conducted is set out in the pages of the notice of meeting and management proxy circular.

In advance of the meeting, we encourage you to read this proxy circular and the 2024 Annual Report, which details the Bank’s financial performance for the fiscal year ended October 31, 2024.

Over the past year, the global economy continued to experience challenges – although in recent months, there has been reason for more optimism as inflation and interest rates eased, and the U.S. economy performed better than expected. Still, there is much uncertainty in the world, which will require careful and deliberate management.

In this context, BMO delivered resilient operating performance in Fiscal 2024. We continued to deliver value for shareholders, over the course of the year announcing increases in the quarterly dividend to $1.59 per common share for the first quarter of 2025, up 5 per cent from the prior year and extending BMO’s unmatched 196-year record of delivering dividends to our shareholders.

As you consider the candidates standing for election to the board, you will see that there have been some changes through 2024. Linda Huber stepped down from the board and we thank her for her many contributions.

In addition, we have welcomed two new members to the board. Diane Cooper and Brian McManus were recently appointed and are standing for election, in addition to the returning directors.

George A. Cope Chair of the Board	Darryl White Chief Executive Officer

Diane was formerly President and CEO of GE Capital’s Commercial Distribution business and an officer of GE Company, and she serves on the boards of BMO’s U.S. subsidiaries, BMO Financial Corp. and BMO Bank N.A.

Brian is the Executive Chair of Polycor Inc., a global leader in the natural stone industry. Prior to that, he served as Executive Chair and Chief Executive Officer of Uni-Select after many years as President and Chief Executive Officer of Stella-Jones.

Diane and Brian each bring significant skills and experience and will be valuable additions to your board.

We would like to recognize and thank Chris Edwards, who has served on the board since 2010, and consistent with the board’s Director Tenure Policy, will not be standing for re-election this year. We thank Chris for her service on the board, including as Chair of the Governance and Nominating Committee. Chris has been a steady and valued presence for many years and will be greatly missed. Chris will continue to serve on the boards of BMO’s U.S. subsidiaries, BMO Financial Corp. and BMO Bank N.A.

You will find information about each candidate standing for election in this proxy circular. The nominees are highly-qualified directors with strong leadership abilities, relevant and complementary skills and experience, and independence from management. We thank you for entrusting us with your support.

We invite you to participate in this year’s Annual Meeting and strongly encourage you to submit your vote on the various business matters in advance of the meeting. You will find an explanation of the voting instructions in this proxy circular. Please take the time to review the material in this document. Your active involvement matters to your board of directors and management team.

George A. Cope	Darryl White

Guide to the 2025 management proxy circular

In this circular:

•	we, our, us, BMO and the bank mean Bank of Montreal and its subsidiaries
•	you, your and shareholder refer to holders of Bank of Montreal common shares
•	shares means Bank of Montreal common shares
•	circular means this management proxy circular
•	board means Bank of Montreal’s board of directors

Information in this circular is as at February 10, 2025 and in Canadian dollars, unless indicated otherwise. Documents, websites and information referenced in this proxy circular are not incorporated by reference into this proxy circular unless such incorporation by reference is explicit.

What we’re discussing at our 2025 annual meeting, important information about voting, and details about the proposed board.	▶	1	The Annual Meeting 2 2 2025 Meeting Agenda 5 Voting Instructions 9 About the Nominated Directors

All about our board and corporate governance practices, and how these are integral to our performance and long-term sustainability.	▶	2	Governance 17 18 About the Board of Directors 24 Building an Effective Board 32 Director Compensation 34 2024 Committee Reports

How executive compensation effectively links bank results, compensation for executives, financial returns to shareholders, and our commitment to pursuing growth responsibly and sustainably.	▶	3

Executive Compensation 39

40 Message from the Chair of the Human Resources Committee

43 Compensation Governance and Oversight

46 BMO’s Approach to Executive Compensation

58 2024 Performance and Compensation

75 Executive Compensation Tables and Other Financial Information

Administrative information and the board’s mandate.	▶	4	Other Information 87

The shareholder proposals received this year, including the seven being voted on.	▶	5	Shareholder Proposals 90

Bank of Montreal Management Proxy Circular 2025	1

THE ANNUAL MEETING

2025 Meeting Agenda

1. Receive BMO’s financial statements

Our consolidated financial statements for the year ended October 31, 2024 and the auditor’s report thereon are available in our 2024 Annual Report on our website at www.bmo.com and in our profile on SEDAR+ at www.sedarplus.ca.

2. Elect the board of directors

Shareholders will elect 13 directors to the board this year. Each nominated director is experienced and qualified to serve on our board. You can read about each nominee beginning on page 10.

All of the 13 nominees were elected at our 2024 annual meeting, except Diane Cooper and Brian McManus who were appointed to the board effective October 28, 2024, and are standing for re-election, to hold office for a term of one year until our next annual meeting or until their successors are elected or appointed.

If, for any reason, at the time of the meeting any nominee is unable to serve, your proxyholder can vote for a substitute nominee at their discretion, unless you have specified otherwise on your proxy or voting instruction form. You can read more about voting beginning on page 5.

The board recommends you vote FOR each nominee.

If you have selected the BMO representatives (George Cope or Darryl White, each with full power of substitution) as your proxyholder and have not specified your voting instructions, they will vote for all of the nominees listed in this circular.

Majority voting for directors

Our Majority Voting Policy requires a director standing for election or re-election in an uncontested election to offer to resign if they receive fewer for votes than withheld votes. The Governance and Nominating Committee will review the matter and recommend to the board to accept the resignation unless there are exceptional circumstances. The nominee will not participate in the discussions.

3. Appoint the auditors

The board proposes that KPMG LLP be appointed as the shareholders’ auditors for the 2025 fiscal year. KPMG LLP has been one of BMO’s auditing firms since 1990 and became our sole auditing firm on November 1, 2003.

Auditors’ fees

The table below shows the fees paid to KPMG LLP for the fiscal years ended October 31, 2024 and 2023:

The board recommends you vote FOR the appointment of KPMG LLP as auditors.

If you have selected the BMO representatives (George Cope or Darryl White, each with full power of substitution) as your proxyholder and have not specified your voting instructions, they will vote for the appointment of KPMG LLP as auditors.

Fees ($ millions)(1)	2024	2023
Audit fees Includes fees paid for the audit of the consolidated financial statements of the bank, including the audit of the bank’s internal controls over financial reporting and any financial statement audits of BMO’s subsidiaries. Audit fees also include fees paid for services in connection with statutory and regulatory filings, including those related to prospectuses	30.5	34.4
Audit-related fees Includes fees paid for specified procedures on BMO’s Proxy Circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information	3.4	2.6
Tax services fees Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes	0.1	0.2
All other fees Includes fees paid by BMO-managed investment company complexes and fees for ESG-related services	2.1	1.3
Total	36.1	38.5
(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission (SEC) definitions.

2	Bank of Montreal Management Proxy Circular 2025

Auditor independence

We have a strict policy limiting other services that the auditors can provide to the bank. The Audit and Conduct Review Committee (or its delegate) pre-approves all services to be provided by the auditors following our Auditor Independence Standard, either case by case, or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure auditor independence. A rigorous process ensures that all services provided by the auditors comply with our standard as well as professional standards and securities regulations, including mandatory lead audit partner rotation. Since becoming our sole auditing firm, there have been 7 lead audit partner rotations. On an annual basis, the committee evaluates the auditors with respect to independence and professional skepticism and specifically considers the risks and benefits of audit firm rotation and tenure.

4. Vote (on an advisory basis) on our approach

to executive compensation

We are asking you to vote on the way we compensate our executives.

BMO’s success depends on the strength and performance of its people. The executive compensation program is designed to support our strategic priorities, and tie executive rewards to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

This vote is advisory and non-binding, but the results will influence how the Human Resources
Committee looks at executive compensation in the future.

The board recommends you vote
FOR our approach to executive
compensation.

If you have selected the BMO
representatives (George Cope or Darryl
White, each with full power of
substitution) as your proxyholder and
have not specified your voting
instructions, they will vote for this
resolution.

Last year 94.26% of the votes cast at
our 2024 annual meeting of
shareholders were for our approach to
executive compensation.

You will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of our 2025 annual meeting of shareholders.

If you have questions or comments about our executive compensation program, you can contact the Investor Relations department or communicate directly with the board of directors (see page 22 for details).

Bank of Montreal Management Proxy Circular 2025	3

5. Consider the shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) submitted six shareholder proposals to be included in this management proxy circular, of which four are to be voted on.
The Shareholder Association for Research & Education (SHARE) on behalf of the Pension Plan of
The United Church and the United Church of Canada Treasury together with PFA Pension, have co-submitted one shareholder proposal to be included in this management proxy circular and voted on. Investors for Paris Compliance, on behalf of Salal Foundation, Friends Fiduciary
Corporation and Vancity Investment Management Ltd., have co-submitted one shareholder proposal to be included in this management proxy circular and voted on. Vancity Investment
Management has submitted one shareholder proposal to be included in this management proxy circular and voted on. The shareholder proposals submitted for your vote, when properly introduced at the meeting, along with the bank’s responses to them, are set out starting at page 90.

Following discussions with the bank, MÉDAC agreed not to submit two of its proposals. See page 99 for information relating to the withdrawn MÉDAC proposals. InvestNow submitted one shareholder proposal which has also been withdrawn. See page 101 for information relating to the withdrawn InvestNow proposal. The three withdrawn proposals are not part of the formal business of the meeting.

The board recommends you
vote AGAINST the shareholder
proposals.

If you have selected the BMO
representatives (George Cope or Darryl
White, each with full power of
substitution) as your proxyholder and
have not specified your voting
instructions, they will vote against
these proposals.

How to submit a shareholder proposal

If you would like to submit a proposal for the next annual meeting, we must receive it by November 12, 2025.

You’ll find instructions for submitting director nominations in the board’s Proxy Access Policy, on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

4	Bank of Montreal Management Proxy Circular 2025

Voting Instructions

You can participate in the meeting virtually by logging on to the webcast. You may also attend in person at BMO Place, 33 Dundas Street West, Toronto, Ontario. Check our website (www.bmo.com/annualmeeting) regularly for any updates.

Date and time	Webcast
Friday, April 11, 2025 9:30 a.m. Eastern time	https://meetings.lumiconnect.com/400-741-191-694 Enter password: bmo2025 (case sensitive)
In person BMO Place, 33 Dundas Street West, Toronto, Ontario

Who Can Vote

You can vote if you held BMO shares as of the close of business on February 10, 2025, except as noted below. You have one vote per share.

The following shares cannot be voted (unless approved by the Minister of Finance):

•	shares beneficially owned by:
•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of BMO shares
•	shares owned by a person, or an entity controlled by a person, who beneficially owns shares representing more than 20% of the eligible votes that can be cast at the meeting.

There were 727,584,458 common shares outstanding on February 10, 2025. To the knowledge of BMO’s directors and officers, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of our outstanding shares as at that date.

Soliciting your proxy

Management has provided access to or, if requested, sent you this management proxy circular to encourage you to vote at BMO’s 2025 annual meeting.

We solicit proxies by mail, but our outside agency, Sodali & Co. may also contact you by mail, email or phone to ask you to vote. BMO pays for the costs of the proxy solicitation, including the sending of meeting materials to registered and all non-registered shareholders. We expect to pay approximately $50,000 to Sodali & Co. for their services, plus any related expenses. You can reach them toll-free at 1-888-999-1787 or by email at assistance@sodali.com.

Your vote is confidential

Computershare counts all proxy votes and will only discuss them with the bank when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

What You’ll be Voting On

You will vote on the four items listed below and consider any other business that is properly brought before the meeting. In order for each of these items to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of any shareholder vote on the advisory vote on executive compensation and shareholder proposals are non-binding, but the board of directors will take the voting results into account in its consideration of these matters.

	Board recommendation	Read more
Elect the board of directors You can vote for or withhold	> Vote FOR each nominated director	page 2
Appoint the auditors You can vote for or withhold	> Vote FOR	page 2
Vote (on an advisory basis) on our approach to executive compensation You can vote for or against	> Vote FOR	page 3
Consider the shareholder proposals to be voted on, where properly introduced at the meeting You can vote for, against or abstain	> Vote AGAINST	page 4

Bank of Montreal Management Proxy Circular 2025	5

How to Vote

You can vote in advance by proxy or voting instruction form or vote in real-time at the virtual or in person meeting. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares.

If you hold your BMO shares directly or through BMO’s Employee Share Ownership Plan, Employee Share Purchase Plan or 401(k) Savings Plan

You have received a proxy form or voting instruction form from Computershare.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your form, signing it, and sending it to Computershare.

Provide your voting instructions online by going to www.investorvote.com and following the instructions
Call 1-866-732-VOTE (8683) (toll-free)
Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)
or
Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416-263-9524 (outside North America)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 9, 2025 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the meeting online

To vote at the meeting online:

•	Log in online at https://meetings.lumiconnect.com/400-741-191-694. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 15-digit control number on your proxy form (your username)
•	Enter your password: bmo2025 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted

How to vote in person

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 9, 2025 (or if the meeting is adjourned, the second last business day before it is reconvened) at the address or email in the notice of meeting above
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes
•	in any other manner permitted by law

You can also change your vote online or by voting at the meeting online or in person (see the instructions above).

About proxyholders

You can appoint someone other than the BMO representatives (George Cope or Darryl White) to be your proxyholder by writing their name in the space provided on your form or, if you’re providing your voting instructions online, by following the online instructions. This person does not need to be a BMO shareholder. Make sure they understand they must attend the meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, your proxyholder can decide how to vote.

After you have appointed your proxyholder:

1.	Very important additional step to vote at the meeting online – Register their name and contact information with Computershare by going to www.computershare.com/BankofMontreal
2.	Computershare will confirm their registration and send them an email, the day before the meeting, with a 4-alpha character code (their username)
3.	Your proxyholder can vote online following the instructions on page 7

Please ensure your proxyholder registers with our transfer agent, Computershare Trust Company of Canada, when they arrive at the meeting. If you don’t appoint a proxyholder, George Cope or Darryl White, directors of the bank, will be your proxyholder, each with full power of substitution. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, they will vote for you as follows:

•	for each nominated director
•	for appointing the auditors
•	for our approach to executive compensation
•	against each shareholder proposal

If there are other items brought before the meeting, your proxyholder will decide how to vote.

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:
by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)

by email service@computershare.com

6	Bank of Montreal Management Proxy Circular 2025

If you hold your shares through a bank or broker (your intermediary)

You are a non-registered shareholder, and you received a voting instruction form from your intermediary. BMO provided the other meeting materials to your intermediary to send to you. Most BMO shareholders are non-registered.

We may not have records of your shareholdings as a non-registered shareholder—make sure you follow the instructions on your voting instruction form to vote.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your voting instruction form, signing it, and sending it to your intermediary following the instructions below, or the instructions on the form. Your intermediary will vote on your behalf, following the voting instructions you provide.

Provide your voting instructions online by going to www.proxyvote.com and following the instructions

Call 1-800-474-7493 (English) / 1-800-474-7501 (French) (toll-free in Canada and the United States)
or
Mail your signed form in the envelope provided

You will need your 16-digit control number on your voting instruction form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. For your vote to count, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 9, 2025 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the meeting online

Before the meeting you need to:

1.

Appoint yourself as proxyholder by writing your name in the space provided on your voting instruction form, and signing the form. Do not complete the voting section of the form because you will be voting at the meeting online

2.	Send your voting instruction form to your intermediary following the instructions on the form

3.

Very important additional step: Register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal. Computershare will send you an email the day before the meeting with a 4-alpha character code (your username)

4.	Vote at the meeting online:
•	Log in online at https://meetings.lumiconnect.com/400-741-191-694. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 4-alpha character code you received by email from Computershare (your username).
•	Enter your password: bmo2025 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted

How to vote in person

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. If no space is provided for you to insert your name on the form as proxyholder, please contact your intermediary for instructions. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

We also encourage you to appoint yourself as proxyholder and register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal so that in the event you do not attend in person, you may still vote online.

How to change your vote

If you change your mind after you’ve sent your voting instructions, you may be able to submit new voting instructions on-line. If you are unable to do so or you decide to vote at the meeting online, contact your intermediary to find out what to do.

Important Information for non-registered shareholders located in the United States

If you are a non-registered shareholder located in the United States, and you wish to appoint yourself or a third party as a proxyholder, you must first obtain a valid legal proxy from your intermediary and register your proxyholder with Computershare. To do so, you should follow these steps:

•	Follow the instructions on the voting instruction form sent to you by your intermediary. Mark the appropriate box on the voting instruction form to confirm you wish to attend the meeting and vote these shares. Return the voting instruction form in a manner permitted by your intermediary by the required deadline thereby requesting a legal proxy to be sent to you. Please contact your intermediary if you do not receive the legal proxy or if you have any questions.
•	After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy form to Computershare. You can submit your proxy: (a) by email to: USLegalProxy@computershare.com (Subject Line: Legal Proxy); or (b) by courier to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Attn: Legal Proxy, Toronto, Ontario M5J 2Y1 and in both cases it must be received no later than 5:00 p.m. (ET) on April 9, 2025.
•	You will receive a confirmation of your registration by email after Computershare receives your registration materials.
•	Please note that you are then required to register your appointment as a proxyholder at www.computershare.com/BankofMontreal as noted (How to vote at the meeting online).

Without following this process, the appointed proxyholder will only be able to log in to the meeting as a guest and will not be able to vote or otherwise participate or exercise rights as proxyholder at the meeting, including not being able to move a shareholder proposal. However, if you have received confirmation of registration of your legal proxy, your appointed proxyholder may attend and participate in person at the meeting.

Bank of Montreal Management Proxy Circular 2025	7

Important information about the online meeting and asking questions

Voting at the meeting

•	You need a username to vote at the meeting. Otherwise, you can only join as a guest. Please follow the instructions above to get a username if you want to vote (How to vote at the online meeting).
•	You cannot vote if you dial in by telephone. You must log onto the webcast and be connected to the internet at all times to vote at the meeting.
•	If you hold shares in several accounts, make sure you appoint yourself as the proxyholder for all accounts, so you receive only one 4-alpha character code (one username). Otherwise, you will have to sign in on separate devices for each account.
•	It is your responsibility to make sure you are connected for the entire meeting. You should allow plenty of time to check into the meeting online. You’ll find more information in our online meeting guide, including a list of compatible web browsers. You can download a copy on SEDAR+ (www.sedarplus.ca), on our transfer agent’s website (www.envisionreports.com/BMO2025) or from our website (www.bmo.com/annualmeeting).

Important information about moving a shareholder proposal

Moving a shareholder proposal

Only registered shareholders or duly appointed proxyholders may move a shareholder proposal. If you are a non-registered shareholder, you must follow the instructions above to appoint yourself as proxyholder, including special instructions for non-registered shareholders located in the United States. If a shareholder proposal has not been duly moved at the meeting, it cannot proceed to a vote unless waived by the Chair who will do so in exceptional circumstances only.

Asking questions

•	Both online and in person, shareholders or their proxyholders may submit questions in real time. During the live webcast, questions or comments may be submitted online at anytime during the meeting until the Chair of the meeting closes the question and answer session. It is anticipated that registered shareholders and proxyholders participating in the meeting online will have substantially the same opportunity to ask proper questions on matters of business before the meeting as such shareholders and proxyholders participating in the meeting in person.
•	To help ensure fairness for all, the Chair of the meeting will decide on the order questions are responded to and the amount of time allocated to each question. The Chair will also have the right to limit or consolidate questions to ensure as many shareholders and proxyholders as possible have the opportunity to ask questions. The Chair can edit or reject questions considered inappropriate. If your question is related to a personal matter, a BMO representative will contact you after the meeting. The bank does not intend to address any questions or statements that are: irrelevant to the business and affairs of the bank or the business of the meeting; related to material non-public information of the bank; related to personal grievances or in furtherance of personal interests; derogatory or otherwise in bad taste; repetitive of those made by another shareholder or proxyholder; or out of order or not otherwise appropriate for the conduct of the meeting, all as determined by the Chair.
•	We will do our best to respond to all your questions during the meeting. Any questions not answered during the meeting will be answered following the meeting.
•	Meeting minutes will be posted on www.bmo.com/annualmeeting after the meeting.

Joining as a guest

•	Guests cannot vote, ask questions or otherwise participate at the meeting. If you have appointed a proxyholder (other than yourself), you can still join the online meeting as a guest. If you access the meeting as a registered shareholder, your previous voting instructions will be revoked.

8	Bank of Montreal Management Proxy Circular 2025

About the Nominated Directors

An effective board is independent with diverse experience
and perspectives. Directors must have appropriate skills and qualifications, and be committed to the role. Having the right mix of directors leads to better decision-making and more effective oversight.	What you’re voting on You’re electing 13 directors to hold office for a one-year term. All of the 13 nominated directors currently serve on the board. The board recommends you vote FOR each nominee.

Independence

All of the nominees are independent except Darryl White, our Chief Executive Officer. Under the Bank Act (Canada), the bank’s CEO must be a member of the board. See page 25 for more about how we determine independence.

Skills and Composition

An effective board has relevant skills and qualifications, with diverse experience and perspectives. All of the nominated directors have experience in accounting and finance, mergers & acquisitions, risk management, strategic planning, and executive leadership.

To effectively oversee our business, the nominated directors reflect the markets we operate in, the talent available with the expertise required, and our evolving customer and employee base.

Each gender makes up at least one-third of the independent directors. Of the director nominees, 38.5% are women and 61.5% are men. In addition, two of our independent directors identify as persons of colour (Asian and Black). All of our nominee directors are fluent in English. Three of the nominee directors speak French fluently, one speaks Hebrew fluently and one speaks Hindi fluently. You can read more about our policies on skills and diversity on page 26 and director tenure on page 31.

Commitment

Directors are expected to attend all meetings of the board and the committees they serve on, and to come to meetings prepared. Total average attendance at meetings in fiscal 2024 of the directors standing for re-election was 99%. See page 30 for more information about attendance.

Bank of Montreal Management Proxy Circular 2025	9

Director profiles

This year there are 13 directors nominated to serve on the board. All have agreed to serve for a one-year term.

Board composition and size are reviewed every year based on several things, including the calibre and scope of director expertise, level of engagement, quality of discussions with management, director succession and committee membership (see page 26 for more about the selection process and the nominated directors’ skills).

Share ownership

All the nominees seeking re-election are BMO shareholders and 12 of the 13 nominated directors meet our share ownership requirements. You can read more about share ownership requirements for BMO directors and executives on pages 32 and 54.

Share ownership is calculated as at February 10, 2025, and the value is based on $142.17, the closing price of our shares on the Toronto Stock Exchange (TSX) on that date. It includes shares each director beneficially owns or controls, or holds directly or indirectly, and holdings under our deferred share unit (DSU) plan for directors. Mr. White’s holdings include shares, DSUs and performance share units (PSUs) granted under our executive incentive plans.

George A. Cope, C.M.
Chair of the Board (since March 31, 2020)
Independent Age: 63 Director since: 2006 Residence: Toronto, Ontario, Canada 2024 voting results: 95.26% votes for 2024 attendance: 100%

Has chief executive officer experience and brings more than 25 years of public company experience in the Canadian communications industry, earning a reputation as an innovative operational and financial strategist and leader of high- performance teams

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of BCE Inc. and Bell Canada (2008 to 2020)

AREAS OF EXPERTISE

•	Executive leadership / Strategic planning / Mergers and acquisitions / Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

•	CGI Inc. (since January 2020, lead director since February 2022) (Corporate Governance Committee, Human Resources Committee)
•	Bell Canada (2008 to 2020)
•	BCE Inc. (2008 to 2020)

SERVICE AND RECOGNITION

•	Recognized as Report on Business CEO of the Year and Corporate Citizen Award (2019)
•	Canada’s Outstanding CEO of the Year (2015)
•	Appointed to the Order of Canada (2014)
•	Honorary Degree, Doctor of Laws (LL.D.), University of Western Ontario (2012)

EDUCATION

•	HBA, Ivey School of Business, Western University
•	Honorary doctorate degrees (University of Windsor, Trent University and Queen’s University)

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 80,160 / $11,396,347

DSUs: 81,905 / $11,644,434

Total: 162,065 / $23,040,781

Total amount at risk (as a multiple of the cash portion of his annual retainer): 263x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

10	Bank of Montreal Management Proxy Circular 2025

Janice M. Babiak, CPA (US), CA (UK), CISM, CISA
Corporate director

2024 attendance: 100%

Independent

Age: 66

Director since: 2012

Residence: Nashville, Tennessee, United States

Member of Audit and Conduct Review

Committee (chair) and Governance and Nominating Committee

2024 voting results: 97.36% votes for

Has a strong background in public accounting in North America and internationally, including executive leadership roles and experience in several practice areas including IT and cyber security risk, regulatory and public policy, climate change and sustainability

BUSINESS EXPERIENCE

•	Former Managing Partner at accounting firm Ernst & Young LLP (EY)
•	Worked at EY from 1982 to 2009 and was based in the United Kingdom from 1990 onwards
•	Held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy, and founded and led EY’s global Climate Change and Sustainability Services practice. Responsible for the strategy and delivery of commercially-focused climate change transformation and sustainability services to clients globally. Led teams delivering clean tech, renewable energy, carbon trading, environmental policy and taxation, green building, green supply chain, carbon measurement and modelling services.
•	Served on EY’s management board for Northern Europe, Middle East, India and Africa

AREAS OF EXPERTISE

•	Technology and information security / Environmental, Social or Governance / Accounting and finance / Financial services

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Walgreens Boots Alliance, Inc. (since April 2012) (Audit Committee (chair), Finance Committee)

SERVICE AND RECOGNITION

•	Named in Corporate Board Member Magazine’s “Top 20 Value Creating Directors in America” (2024)
•	Council member (2011 to 2019) and current member of select working groups, Institute of Chartered Accountants in England and Wales
•	Founder of the Nashville Chapter of Women Corporate Directors
•	Named by NACD Directorship magazine as one of the most influential people in the boardroom community (2017)

EDUCATION

•	B.B.A. (Accounting), University of Oklahoma
•	M.B.A., Baldwin Wallace University
•	Holds international information systems security and control, and US and UK accounting qualifications

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 500 / $71,085

DSUs: 44,167 / $6,279,222

Total: 44,667 / $6,350,307

Total amount at risk (as a multiple of the cash portion of her annual retainer): 73x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Craig W. Broderick
Corporate director

2024 attendance: 100%

Independent

Age: 65

Director since: 2018

Residence: Greenwich, Connecticut United States

Member of Risk Review Committee (chair), Audit and Conduct Review Committee and Governance and Nominating Committee

2024 voting results: 99.00% votes for

Has a strong background in investment banking in the United States, with deep experience in the risk area, serving as Chief Risk Officer and chair or co-chair of key management risk committees

BUSINESS EXPERIENCE

•	32-year career with investment banking firm, Goldman Sachs, and held several roles in the risk field including Chief Risk Officer (1986 to 2018)
•	Served as a member of Goldman Sachs’ Management Committee and chair or co-chair of key risk committees

AREAS OF EXPERTISE

•	Risk management / Financial services / Accounting and finance / Executive leadership

OTHER PUBLIC COMPANY BOARDS (last five years)

•	RMG Acquisition Corp III (since February 2021) (Audit Committee (chair), Compensation Committee (chair))
•	McDermott International Inc. (since June 2020)
•	RMG Acquisition Corp. II (December 2020 to August 2021)
•	RMG Acquisition Corp. (February 2019 to December 2020) (Audit Committee)

SERVICE AND RECOGNITION

•	Advisory Council, International Association of Credit Portfolio Managers
•	Global Risk Forum Steering Committee member, Global Association of Risk Professionals
•	Board Member, Street Squash. Supports children, families, and schools in Harlem and Newark by exposing students to academic and athletic experiences
•	Board Member, FREE (Finance Requires Effective Education); an organization that teaches the basics of personal finance to students in underserved communities

EDUCATION

•	B.A., College of William and Mary

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 5,000 / $710,850

DSUs: 19,275 / $2,740,327

Total: 24,275 / $3,451,177

Total amount at risk (as a multiple of the cash portion of his annual retainer): 39x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Bank of Montreal Management Proxy Circular 2025	11

Hazel Claxton
Corporate director

Independent Age: 64 Director Since: 2023 Residence: Toronto, Ontario, Canada Member of Audit and Conduct Review Committee 2024 voting results: 99.67% votes for 2024 attendance: 100%

Brings extensive business performance improvement and finance and accounting knowledge, combined with executive-level strategic human resources experience cultivating high-performance teams

BUSINESS EXPERIENCE

•	Executive Vice President and Chief HR Officer of Morneau Shepell Inc. (now part of TELUS Health) until 2018 retirement
•	29-year career at PwC Canada, progressing to several leadership roles, including Canadian Leadership Group member, Human Capital Leader, and a senior partner in the Corporate Advisory and Restructuring group
•	20-year career in corporate restructuring, working with lenders, companies and their stakeholders to assess and respond to risks and pursue improvement opportunities

AREAS OF EXPERTISE

•	Executive leadership / Accounting and finance / Human resources / Strategic planning

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Allied Properties Real Estate Investment Trust (since May 2022) (Governance, Compensation and Nomination Committee)
•	TELUS Corporation (since May 2021) (Audit Committee, People, Culture and Compensation Committee)

SERVICE AND RECOGNITION

•	Director, Unity Health Toronto (since 2015, including predecessor St. Michael’s Hospital) (Resources Committee (Chair until June 2023), Audit Subcommittee (Chair), Planning and Construction Committee (until June 2023), Governance and Nominating Committee)
•	Trustee, Queen’s University (2016 to 2022) (Vice Chair of the Board, Governance and Nominating Committee (Chair), Audit and Risk Committee, Human Resources Committee, Trustee Emeritus (from 2022))
•	Shaw Festival Theatre (2009 to 2014) (Finance and Audit Committee (Chair), Human Resources Committee)
•	Member, Chartered Professional Accountants, Ontario

EDUCATION

•	B.Comm (Honours), Queen’s University
•	ICD.D, Institute of Corporate Directors

SHARE OWNERSHIP (as at February 10, 2025)

Shares: – / –

DSUs: 2,416 / $343,483

Total: 2,416 / $343,483

Total amount at risk (as a multiple of the cash portion of her annual retainer): 4x

> Must build share ownership over time to meet the requirements of 11x cash portion of annual retainer (see page 32)

Diane L. Cooper
Corporate director

Independent Age: 65 Director since: 2024 Residence: Gravois Mills, Missouri, USA Member of Audit and Conduct Review Committee and Risk Review Committee 2024 voting results: N/A 2024 attendance: 100%

Brings extensive experience in financial services leadership through her 30-year career at GE Capital, including most recently as President and CEO of GE Commercial Distribution, one of the largest commercial lenders in the U.S.

BUSINESS EXPERIENCE

•	President and CEO of GE Capital’s Commercial Distribution business (2009-2016)
•	President of GE Capital Equipment Finance
•	President of GE Franchise Finance

AREAS OF EXPERTISE

•	Executive leadership / Risk management / Financial services / U.S. experience

OTHER PUBLIC COMPANY BOARDS (last five years)

•	StoneX Group Inc. (since 2018) (Risk Committee (Chair), Technology and Operations Committee, Audit Committee)

SERVICE AND RECOGNITION

•	Founding member of GE Women’s Network
•	United Way Regional Leader, Dallas-Fort Worth
•	Past President, Junior Achievement, Dallas-Fort Worth

EDUCATION

•	B.A. (Business), Baker University
•	MBA, Baker University

SHARE OWNERSHIP (as at February 10, 2025)

Shares: – / –

DSUs: 9,595 / $1,364,121

Total: 9,595 / $1,364,121

Total amount at risk (as a multiple of the cash portion of her annual retainer): 16x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

12	Bank of Montreal Management Proxy Circular 2025

Stephen Dent
Managing Director and Co-Founder, Birch Hill Equity Partners

Independent Age: 63 Director Since: 2021 Residence: Toronto, Ontario, Canada Member of Risk Review Committee and Human Resource Committee 2024 voting results: 99.73% votes for 2024 attendance: 95%

Has over 30 years of experience in private equity and deep expertise in capital allocation, strategic planning, accounting and finance

BUSINESS EXPERIENCE

•	Managing Director and co-founder, Birch Hill Equity Partners, a Toronto based private equity firm with interests in several private and public companies since 2005
•	Spent 15 years at a major Canadian chartered bank culminating in a senior role leading the Canadian private equity division of the bank

AREAS OF EXPERTISE

•	Executive leadership / Strategic planning / Mergers and acquisitions / Risk management

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Member of the Business Council of Canada
•	Involved in the founding and ongoing support of the Birch Hill Scholarship Program; supporting business school education for Indigenous youth

EDUCATION

•	B.B.A (Honours), Wilfred Laurier University
•	M.B.A, Ivey School of Business, Western University

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 25,000 / $3,554,250

DSUs: 7,342 / $1,043,812

Total: 32,342 / $4,598,062

Total amount at risk (as a multiple of the cash portion of his annual retainer): 53x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Mr. Dent was a director of Mastermind GP Inc. when it announced on November 23, 2023 that it sought and obtained an initial order for creditor protection under the Companies’ Creditors Arrangement Act. He ceased to be a director of Mastermind on January 16, 2024.

Dr. Martin S. Eichenbaum
Charles Moskos Professor of Economics, Northwestern University

Independent

Age: 70

Director since: 2015

Residence: Glencoe, Illinois, United States

Member of Audit and Conduct Review

Committee and Risk Review Committee

2024 voting results: 99.54% votes for

2024 attendance: 100%

Has an extensive background in economics as a university professor and as a researcher and consultant on economic and fiscal policy to some of the world’s most prestigious organizations

BUSINESS EXPERIENCE

•	Charles Moskos Professor of Economics at Northwestern University in Chicago where he has been a professor since 1988
•	Co-director of the Center for International Economics and Development at Northwestern University

AREAS OF EXPERTISE

•	Risk management / Accounting and finance / Financial services / Public policy

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Panel Member, National Academy of Sciences, Engineering and Medicine Roundtable on Macroeconomics and Climate Risks and Opportunities
•	Fellow, Royal Society of Canada
•	Fellow, American Academy of Arts and Sciences
•	Former co-editor of the American Economic Review (2011 to 2015)

EDUCATION

•	B.Comm, McGill University
•	Ph.D. (economics), University of Minnesota

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 1,782 / $253,347

DSUs: 29,443 / $4,185,911

Total: 31,225 / $4,439,258

Total amount at risk (as a multiple of the cash portion of his annual retainer): 51x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Bank of Montreal Management Proxy Circular 2025	13

David Harquail
Chair of the Board, Franco-Nevada Corporation

Independent Age: 68 Director since: 2018 Residence: Toronto, Ontario, Canada Member of Human Resources Committee and Risk Review Committee 2024 voting results: 99.67% votes for 2024 attendance: 100%

Brings strong executive management skills and experience as a chief executive officer as well as deep knowledge of the gold mining and energy industry

BUSINESS EXPERIENCE

•	Co-Founder of Franco-Nevada Corporation, a leading gold mining and energy royalty company, and served as its CEO from 2007 to 2020
•	During his tenure as CEO and now as Chair of the Board, oversaw Franco-Nevada’s industry leading adoption of ESG metrics and reporting
•	Past director and past chair of the World Gold Council which works to stimulate the demand for gold on behalf of the world’s leading gold producers
•	As Chairman of the World Gold Council, oversaw the implementation of the Responsible Gold Mining Principles, which comprise 51 ESG principles, as a compulsory standard for its members. Also Chaired ESG panels relating to World Gold Council’s research on the gold industry’s carbon emissions and potential paths to net zero

AREAS OF EXPERTISE

•	Executive leadership / Accounting and finance / Risk management / Environmental, Social or Governance

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Franco-Nevada Corporation (since 2007) (Chair of the Board since May 6, 2020)

SERVICE AND RECOGNITION

•	Director, Prospectors and Developers Association of Canada
•	Governor, Board of Governors, Laurentian University
•	Benefactor of the Harquail Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto
•	Over 40 years of experience serving on public and non-profit boards and task force advisories

EDUCATION

•	B.A.Sc. (geological engineering), University of Toronto
•	Registered Professional Engineer (Ontario)
•	M.B.A., McGill University

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 18,174 / $2,583,798

DSUs: 16,434 / $2,336,422

Total: 34,608 / $4,920,219

Total amount at risk (as a multiple of the cash portion of his annual retainer): 56x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Eric R. La Flèche
President and Chief Executive Officer, Metro Inc.

Independent Age: 63 Director since: 2012 Residence: Montréal, Québec, Canada Member of Human Resources Committee 2024 voting results: 98.53% votes for 2024 attendance: 100%

Brings strong executive management skills including chief executive officer experience, as well as deep knowledge of the food retailing and pharmacy industries in Canada

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Metro Inc. since April 2008, a leading Canadian food and pharmacy retailer and distributor
•	Joined Metro in 1991 and held a number of roles with increasing responsibility
•	Served as Executive Vice President and Chief Operating Officer from 2005 to 2008

AREAS OF EXPERTISE

•	Executive leadership / Human resources / Strategic planning / Retail

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Metro Inc. (since 2008)

SERVICE AND RECOGNITION

•	Named Canada’s Outstanding CEO of the Year (2020)
•	Long-time volunteer with Centraide of Greater Montréal and served as the 2015 Campaign Co-Chair
•	Major Campaign Co-Chair, The Montreal Neurological Institute
•	Member of the advisory board of Tel-Jeunes, the leading kids help phone service in Quebéc

EDUCATION

•	LL.L. (civil law) (cum laude), University of Ottawa
•	M.B.A., Harvard Business School

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 7,000/ $995,190

DSUs: 38,955 / $5,538,232

Total: 45,955 / $6,533,422

Total amount at risk (as a multiple of the cash portion of his annual retainer): 75x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

14	Bank of Montreal Management Proxy Circular 2025

Brian McManus
Executive Chair, PolyCor Inc.

2024 attendance: 100% Independent Age: 57 Director since: 2024 Residence: Beaconsfield, Québec, Canada Member of Risk Review Committee 2024 voting results: N/A

Brings over 20 years of experience in the role of chief executive officer at industrial Canadian public companies, earning a reputation of creating significant shareholder value through the building of strong teams and disciplined capital allocation

BUSINESS EXPERIENCE

•	Executive Chair, Polycor Inc., a global leader in the natural stone industry, since 2024
•	Executive Chair and CEO, Uni-Select Inc., a distributor in the automotive aftermarket, from 2021 until 2023, when the company was sold to a strategic investor
•	President and CEO, Stella-Jones Inc., a manufacturer of treated wood products, from 2001 to 2019

AREAS OF EXPERTISE

•	Executive Leadership / Strategic Planning / Mergers and Acquisitions / Accounting and Finance

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Metro Inc. (since 2021) (Audit Committee (Chair), Human Resources Committee)
•	Uni-Select Inc. (2021 to 2023)

SERVICE AND RECOGNITION

•	Named 2016 CEO of the year by Les Affaires
•	Previous honorary President of the Montreal Children’s Hospital Foundation Golf Tournament
•	Served as a town councillor for the Village of Senneville from 2013-2017

EDUCATION

•	B.A., McGill University
•	M.B.A., Ivey School of Business, Western University

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 10,000/ $1,421,700

DSUs: 21/ $2,986

Total: 10,021/ $1,424,686

Total amount at risk (as a multiple of the cash portion of his annual retainer): 16x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Lorraine Mitchelmore
Corporate director

2024 attendance: 100%

Independent

Age: 62

Director since: 2015

Residence: Calgary, Alberta, Canada

Member of Human Resources Committee (chair), Governance and Nominating Committee and Risk Review Committee

2024 voting results: 99.01% votes for

Has strong executive management skills and over 30 years of experience in the international oil and gas industry, with deep expertise in business strategy, operations, employee health and safety and public policy and innovation with respect to low carbon energy transition

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Enlighten Innovations Inc. from May 2017 to September 2018
•	Former Executive Vice President, Heavy Oil for Shell and former Shell Canada Limited President and Canada Country Chair from 2009 to 2015
•	Prior to joining Shell in 2002, held increasingly senior roles in three other international oil and gas companies

AREAS OF EXPERTISE

•	Executive leadership / Strategic planning / Environmental, Social or Governance / Human resources

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Cheniere Energy, Inc. (since 2021) (Governance and Nominating Committee, Audit Committee)
•	Suncor Energy Inc. (since 2019) (Audit Committee, Environment, Health, Safety and Sustainable Development Committee (chair))

SERVICE AND RECOGNITION

•	Advisor to McKinsey and Company Advancing Women Executive Program (2021 - Present)
•	Member of the Board of Advisors, Catalyst Inc. (2014 to 2023)
•	Chair, Federal Economic Strategy Table - Resources of the Future (2018)
•	Co-Chair Calgary United Way campaign (2015)

EDUCATION

•	B.Sc. (geophysics), Memorial University of Newfoundland
•	M.Sc. (geophysics), University of Melbourne, Australia
•	M.B.A., Kingston Business School in London, England

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 600/ $85,302

DSUs: 32,364/ $4,601,190

Total: 32,964/ $4,686,492

Total amount at risk (as a multiple of the cash portion of her annual retainer): 54x

> Meets share ownership requirements of 11x cash portion of annual retainer (see page 32)

Bank of Montreal Management Proxy Circular 2025	15

Madhu Ranganathan
President, Chief Financial Officer & Corporate Development, OpenText Corporation

Independent Age: 60 Director since: 2021 Residence: Saratoga, California, United States Member of Audit and Conduct Review Committee 2024 voting results: 90.68% votes for 2024 attendance: 100%

Brings more than 30 years of financial leadership experience, with an innovative Silicon Valley technology driven background. Brings a strategic mindset with global industry expertise and deep operational focus in software, hardware and tech-enabled services businesses

BUSINESS EXPERIENCE

•	President, Chief Financial Officer & Corporate Development, OpenText (since April 2018)
•	Chief Financial Officer of [24]7.ai, a global customer experience software and services company (June 2008 to March 2018)
•	Senior Vice President & Chief Financial Officer, Rackable Systems, Inc., a provider of server and storage equipment for large scale data centers (December 2005 to May 2008)
•	Redback Networks, Inc. a global provider of advanced telecommunications networking equipment (August 2002 to November 2005)
•	Jamcracker, Inc., an enterprise web services platform company (January 2000 to August 2002)
•	BackWeb Technologies Inc., a “push” technology software provider for e-business solutions (December 1996 to January 2000)
•	Price Waterhouse LLP (April 1995 to December 1996)
•	Grant Thornton LLP (January 1994 to April 1995)
•	Liberty Mutual Insurance Company (November 1989 to June 1993)

AREAS OF EXPERTISE

•	Accounting and finance / Technology and information security / Mergers and acquisitions / Strategic planning

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Akamai Technologies (since June 2019) (Finance Committee, Audit Committee Chair)
•	ServiceSource International, Inc. (2017 to 2019)

SERVICE AND RECOGNITION

•	Member, American Institute of Certified Public Accountants
•	Member, Institute of Chartered Accountants, India
•	Member, Institute of Cost & Management Accountants, India
•	Frequent speaker at forums for finance leadership and women’s empowerment

EDUCATION

•	M.B.A (Finance), University of Massachusetts
•	B.S. Accounting, University of Madras, India

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 329 / $46,774

DSUs: 7,436 / $1,057,176

Total: 7,765 / $1,103,950

Total amount at risk (as a multiple of the cash portion of her annual retainer):13x

> Must build share ownership over time to meet the requirements of 11x cash portion of annual retainer (see page 32)

Darryl White
Chief Executive Officer of BMO Financial Group (since 2017)

Not Independent Age: 53 Director since: May 2017 Residence: Toronto, Ontario, Canada 2024 voting results: 99.37% votes for 2024 attendance: 100%

Brings strong executive management skills and a long career in financial services that includes 30 years of experience in investment and corporate banking

BUSINESS EXPERIENCE

•	Chief Executive Officer of BMO Financial Group since 2017
•	Joined BMO’s investment and corporate banking team in 1994 and serves as Chair of the board of BMO Financial Corp., the bank’s U.S. subsidiary

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Board Trustee, University Health Network in Toronto, Co-Chair of the Inclusive Local Economic Opportunity Roundtable in Toronto, Campaign Cabinet Co-President, Montréal Children’s Hospital Foundation and Honourary Campaign Co-Chair, Kids Help Phone
•	Member, Business Council of Canada (based in Ottawa), The Business Council (based in Washington, D.C.) and a Member, Mayor of Beijing’s International Business Leaders Advisory Council
•	Board Director, The Bank Policy Institute, and Board Director, The International Monetary Conference
•	Board Chair, Montreal Canadiens, National Hockey League and Director, Alpine Canada

EDUCATION

•	H.B.A., Ivey Business School, Western University
•	Advanced Management Program, Harvard Business School
•	Honorary Doctor of Laws degree, Ivey Business School, Western University

SHARE OWNERSHIP (as at February 10, 2025)

Shares: 50,748 / $7,214,843

DSUs: 69,072 / $9,819,966

RSUs: – / –

PSUs: 147,737 / $21,003,769

Total: 267,557 / $38,038,579

Total amount at risk (as a multiple of his base salary): 35x

> Meets executive share ownership requirements of 8x his base salary (see page 66)

16	Bank of Montreal Management Proxy Circular 2025

A strong foundation

GOVERNANCE

Corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Sound corporate governance is the foundation for responsible business behaviour and integral to our performance and long-term sustainability.

Our high standards of corporate governance align with emerging best practices and meet or exceed the legal and regulatory requirements of the TSX and New York Stock Exchange (NYSE) that apply to us.

Board expertise

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with relevant skills and qualifications, diverse experience and perspectives, and independence from management. We gain from their expertise and pay them fairly in return.

▶

> Independent

> Elected annually

>  Elected individually (not slate)

> Majority voting policy

> Orientation, continuing education and assessment

> Tenure policy

> Conflict of interest policy

> Proxy access policy

Leading governance practices We monitor regulatory changes and emerging best practices in corporate governance to make sure we are at the forefront.	▶

> Code of Conduct grounded in our values

> Separate board chair and CEO positions

> Board and committee chair term limits

> Policy on interlocking directors

> Board diversity policy

> No hedging of BMO securities

> Director and executive share ownership guidelines

> Annual ‘say on pay’

> Non-executive directors are unable to participate in BMO stock option plans

> Leading subsidiary governance practices

Recognition We’ve been recognized over the years for our governance practices.	▶

> 2024 World’s Most Ethical Companies® – Ethisphere Institute

> Ranked among the most sustainable companies on the Dow Jones Sustainability North America Index (DJSI)

> 2024 Best 50 Corporate Citizens in Canada – Corporate Knights

> Ranked as one of the Canada’s Most Admired™ Corporate Cultures - Waterstone Human Capital

Bank of Montreal Management Proxy Circular 2025	17

About the Board of Directors

BMO has a clearly defined Purpose and strategy.

The board’s role is to oversee management, set general direction and to do what is in the best interests of the bank, taking into consideration the interests of stakeholders, by bringing an independent perspective and broad experience.

Board Approval/Oversight Guidelines set out the specific roles and responsibilities of both the board and management, and specify accountability within the bank. The Bank Act (Canada) sets out certain things that cannot be delegated to the committees, like approving financial statements and dividends.

At BMO, we continue to build a high-performing, digitally enabled, future-ready bank with engaged employees and a winning culture.

Anchored by our Purpose – to Boldly Grow the Good in business and life – we are guided by our values and driven by our strategic priorities:

> World-class loyalty and growth, powered by One Client leadership, bringing the full suite of BMO’s products, services and advice to our clients

> Winning culture driven by alignment, empowerment and recognition

> Digital First for speed, scale and the elimination of complexity

> Be our clients’ lead partner in the transition to a net zero world

> Superior management of risk, capital and funding performance

BMO’s governance structure

Board of Directors

(see page 88 for the board mandate)

•  Provides stewardship, sets general direction and alignment with Purpose, and oversees management, technology and operations

•  Defines the role of the Chair, committee chairs, directors and the CEO, and reviews the descriptions every year

•  Oversees subsidiary operations (161 subsidiaries in 15 jurisdictions as at October 31, 2024)

Board committees

(see our website for each committee’s charter, and pages 34 to 38 for the 2024 committee reports)

•  Help the board carry out its responsibilities

•  Are led by an independent chair and all members are independent directors

•  Committee membership is reviewed by the Governance and Nominating Committee once a year, to match director skills to committee mandates

Audit and Conduct Review Committee

•  Integrity of financial reporting

•  Effectiveness of internal controls

•  Qualifications, independence and performance of the independent auditors

•  Transactions involving related parties, conflicts of interest and confidential information

•  Standards of ethical business conduct

•  Sustainability governance and disclosure, including as related to climate change

•  External assurances and attestations regarding sustainability metrics oversight

•  Compliance with legal and regulatory requirements

Governance and Nominating Committee

•  Governance principles and guidelines

•  Board composition, including performing public searches and retaining independent recruitment firms to identify qualified candidates

•  Director development, assessment and succession planning

•  Director compensation

•  Subsidiary oversight

•  Coordination of effective committee oversight

•  Allocation of sustainability matters amongst the board and its committees

Human Resources Committee

•  Human resources strategies

•  Talent development, retention and succession planning

•  Employee inclusion and health and well-being

•  Compensation principles and policies oversight and their alignment to risk management and sustainability, and governance

•  CEO and senior executive appointment and compensation

•  Builds links between executive pay, BMO’s strategic priorities and priority sustainability issues

Risk Review Committee

•  Risk appetite framework and governance

•  Management of the Bank’s environmental and social risks, including climate change

•  Identification and management of risk

•  Adherence to risk management corporate policies

•  Compliance with risk-related regulatory requirements

18	Bank of Montreal Management Proxy Circular 2025

The Governance and Nominating Committee defines BMO’s approach to corporate governance, and oversees our corporate governance framework, guidelines and practices to meet or exceed regulatory requirements, industry and stakeholder expectations and best practices.

The Board Chair is responsible for making sure the board functions effectively and meets its obligations, including its obligations to stakeholders. The Board Chair sets the board meeting agendas in consultation with the CEO and Corporate Secretary and chairs all board meetings. The Chair’s position description is available on our website at www.bmo.com/corporategovernance. George Cope was appointed Chair of the Board effective March 31, 2020. His term was extended for two years until his scheduled retirement at the bank’s 2027 annual shareholder meeting. He is an independent director and has served on BMO’s board since 2006.

Business conduct

BMO adheres to high ethical standards. Our commitment to ethical business practices is integral to our reputation in the financial sector and the global economy, and helps us cultivate trust and strong relationships with employees, customers and communities.

Responsibility for fostering an ethical culture at the bank is shared by everyone across BMO – directors, officers and employees. BMO’s Chief Ethics Officer works to ensure BMO’s expectations around ethical conduct are clear and well understood by employees globally and oversees BMO’s whistleblower process.

> BMO was named one of the World’s Most Ethical Companies® by Ethisphere in 2024 for the seventh consecutive year. BMO is one of four banks worldwide to be recognized in 2024. BMO is also the only bank in Canada to be recognized with this award since its inception in 2007.

BMO’s Audit and Conduct Review Committee assists the Board of Directors in fulfilling its oversight responsibilities for compliance with legal and regulatory requirements and standards of business conduct and ethics, and reviews and recommends BMO’s Code of Conduct (Code) to the board for approval.

BMO’s Purpose	▶	Rooted in our values	▶	Articulated in our codes of conduct

Boldly Grow the Good in business and life.		Integrity: Do what’s right. Empathy: Put others first. Diversity: Learn from difference. Responsibility: Make tomorrow better.

Our Code of Conduct serves as a foundation for all BMO policies and procedures. More than a set of rules, the Code sets out the core principles and performance standards that are expected of us – and our approach to meeting those expectations.

Our Supplier Code of Conduct sets out the principles we expect our suppliers to support – our standards for integrity, fair dealing and sustainability.

BMO’s Code of Conduct outlines the commitments and performance standards that are expected of us and describes how we meet those expectations. It guides us to do the right thing while providing exceptional experiences for our customers, employees and communities.

Our commitments to Make a Positive Impact, Do What’s Right, Protect our Brand, Avoid Conflicts and Speak Up! are rooted in our values. The Code applies to everyone at BMO – all directors, officers and employees. We do not grant or approve waivers to our Code. All employees participate in annual training and every officer, employee and director confirms they have read, understood, complied with, and will continue to comply with the Code.

The Code is reviewed annually and approved by the board every two years.

Our Supplier Code of Conduct outlines the principles BMO expects our suppliers to support – our standards for integrity, fair dealing and sustainability. It’s updated every two years to address evolving trends, issues and legislative requirements. BMO’s Code of Conduct and Supplier Code of Conduct are available on our website www.bmo.com/CodeofConduct and www.bmo.com/SupplierCodeofConduct.

A key element to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this by providing multiple channels for employees to raise concerns internally and having zero tolerance for retaliation. We also offer a secure, confidential and if desired, anonymous whistleblower reporting service on our website www.bmo.com/whistleblower for anyone inside or outside of BMO to report suspected misconduct about BMO or one of our service providers. All concerns are actioned appropriately and there are consequences for violations of the Code.

Bank of Montreal Management Proxy Circular 2025	19

We provide training and communications about the importance of speaking up, the multiple ways employees can raise concerns, and how to identify and protect against retaliation.

There are several internal speak up resources for employees that set out the process, accountabilities and contact details for our reporting channels, as well as BMO’s commitment to protect employees against retaliation.

Insider trading policies

BMO’s policies prohibit all directors, officers, and employees from insider trading. In addition, BMO has controls and safeguards to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. All officers and employees covered by our insider trading policies are required to disclose trading accounts to BMO’s compliance group so that all trading activity is monitored. In addition, those officers and employees subject to monitoring must pre-clear any securities trades with the bank’s compliance group. BMO’s policies restrict directors, executive officers and certain other employees from personal trading in BMO securities during blackout periods that precede the release of BMO’s financial results.

Strategic planning

The board’s role is to approve and oversee BMO’s strategy and its implementation. This includes:

•	reviewing and approving key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each operating group and the technology & operations function
•	overseeing strategic planning related to technological innovation, enterprise data, analytics, Artificial Intelligence (AI), governance, cyber security, digitech partnerships and sustainability, including climate change
•	reviewing and approving the bank’s business and capital plan.

The board holds an annual strategy session with management that covers:

•	our existing strategy and changes resulting from both internal and external factors
•	new opportunities for growth
•	risks related to current and future strategy, including climate, cyber and AI-related risks
•	the financial and capital impacts of the recommended strategy.

> Management develops BMO’s enterprise-wide strategy.

> The board oversees the strategic planning process and reviews and approves our strategic plans.

> The Human Resources Committee makes sure executive compensation is linked to our strategic priorities (see page 52).

At the end of the session, the board provides feedback on the strategic plan, approves the strategic plan and provides feedback on the session itself.

Management updates the board regularly on the bank’s and each operating group’s progress in implementing the strategies.

Risk oversight

The bank has an integrated and disciplined approach to risk management that is key to maintaining a strong risk culture and the success of the bank’s operations. At BMO, we are guided by five key principles on risk that drive our approach to risk management across the enterprise:

•	understand and manage risk
•	protect our reputation
•	diversify, limit tail risk
•	maintain strong capital and liquidity
•	optimize risk return.

The board’s risk oversight role includes ensuring the bank’s corporate objectives are supported by a sound risk strategy and an effective enterprise-wide Risk Management Framework. The framework, approved by the board through the policies that govern our approach to risk management, including how risk is identified, assessed, managed, monitored, and reported. The framework is appropriate for the nature, scale, complexity and risk profile of the bank’s activities. The board also approves the enterprise risk appetite statement and oversees management’s adherance to it.

> The Risk Review Committee oversees the identification and management of risk. See the 2024 committee report on page 38 for its activities this year.

> A disciplined approach to risk management is built into every aspect of business operations and strategic planning.

> Executive compensation is aligned with BMO’s risk appetite statement, supports our compliance and ethics requirements, and does not encourage excessive risk-taking (see page 55).

> The Risk Review Committee and the Audit and Conduct Review Committee each oversee and receive regular reporting on cybersecurity and technology risks, including those related to artificial intelligence. See the 2024 Committee Reports on pages 38 and 34 for their activities this year.

You can find more about our Risk Management Framework, including the risk oversight responsibilities of the board and its committees, our risk appetite, risk policies and limits, in our 2024 Annual Report.

20	Bank of Montreal Management Proxy Circular 2025

Subsidiary governance

BMO has 161 subsidiaries in 15 jurisdictions worldwide, as at October 31, 2024. Effective governance of these entities is a critical risk management tool.

The Governance and Nominating Committee is responsible for overseeing the enterprise’s organizational structure and the activities of the subsidiaries. The Audit and Conduct Review

Committee acts as the independent audit committee for four of the bank’s federally regulated financial institution subsidiaries. A Subsidiary Governance Office identifies and implements best-in-class subsidiary governance practices, including a subsidiary governance framework that applies globally and includes three elements:

A legal entity framework	▶	Governance requirements for each subsidiary	▶	Oversight by the BMO board

The framework is a critical tool for risk management. It includes procedures to centralize the oversight of establishing, operating and dissolving legal entities.

The complexity of each subsidiary is assessed based on criteria including asset base, and whether the subsidiary is operating, client-facing and/or regulated.

Each subsidiary is then placed into one of four categories of ascending degrees of governance.

Subsidiary boards have structures that comply with the governing law of the subsidiary.

They are composed of executives as subsidiary directors and may include qualified independent non-executive directors where required by law or regulator guidance. The non-executive directors are nominated based on their independence from the business, using a skills matrix developed by the subsidiary board.

BMO’s Legal Entity Manual facilitates consistent governance best practices and proper oversight of each legal entity, promotes thoughtful, effective and efficient governance processes, and clarifies the roles and responsibilities of the directors, officers and corporate units.

The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary.

The board is responsible for overseeing BMO’s subsidiaries.

The Subsidiary Governance Office provides information to the board, including an annual Legal Entities Report for the Governance and Nominating Committee, which includes the structure of subsidiary boards, statistics by operating group and line of business, jurisdiction and assets, the background of non-executive directors and other relevant information.

Board and committee chairs are also in regular communication with the chairs of the U.S. holding company board and its committees.

Specific subsidiary-related information must be escalated to a senior management committee or to the board, under our Board Approval and Oversight Requirements Corporate Policy and related guidelines.

Bank of Montreal Management Proxy Circular 2025	21

Communication and engagement

BMO and the board communicate directly with shareholders and other stakeholders in various ways and maintain ongoing dialogue to exchange ideas and receive constructive feedback.

> Management’s Disclosure Committee oversees the timely public release of material information about BMO.

> Disclosure controls and procedures are designed to provide assurance that material information is effectively communicated in a timely manner to appropriate management.

> Our Shareholder Engagement Policy (available on our website) promotes open dialogue and the exchange of ideas with shareholders.

Engagement	+	Communication	+	Feedback

BMO’s Shareholder Engagement Policy outlines how management and the board engage with shareholders, and how they can communicate with us.

Board members meet with institutional shareholders and the board responds through management to questions or issues raised by retail shareholders.

The Corporate Secretary, Shareholder Services, Investor Relations department, and Sustainability team also have ongoing discussions with shareholders, and respond to any questions, concerns and shareholder proposals.

Regular communication with shareholders includes:

•  quarterly earnings calls (live webcast with a question and answer period)

•  news releases

•  disclosure documents (annual report, management proxy circular, annual information form, quarterly reports and sustainability and climate reporting)

•  industry conferences

•  our website and social media

•  phone calls, letters and emails

•  our annual meeting of shareholders (which is also webcast live)

•  meetings with institutional shareholders (one-on-one and as a group)

BMO welcomes your feedback,
and shares it with the board and committees to continually improve our governance practices, disclosure and communications.

You can reach management by email:

Management

investor.relations@bmo.com

Investor Relations

investor.relations@bmo.com

Shareholder Services

corp.secretary@bmo.com

You can also contact the Chair of the Board, and any of our directors or committee chairs using the information below.

Disclosure practices

BMO’s Disclosure Standard includes guidance for determining whether information is material (as defined by securities legislation), and describes the proper and timely distribution of disclosure and material information. The Audit and Conduct Review Committee reviews and approves the standard every two years.

The Chief Financial Officer (CFO) and the General Counsel determine what information is material.

The Disclosure Committee (chaired by the CFO and made up of members of senior management) reviews all annual and interim filings before they are publicly released.

An attestation process supports CEO and CFO certifications of the adequacy of our financial disclosure. Our most senior executives make quarterly and annual representations specific to their area of responsibility to the Chief Accountant, including declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes.

Additional Documents

Documents available on our website (www.bmo.com/corporategovernance) include:
• Our Code of Conduct

•  Statement of Corporate Governance Practices

•  Director Conflict of Interest Policy

•  Board Diversity Policy

•  Shareholder Engagement Policy

•  Proxy Access Policy

•  Majority Voting Policy

•  Annual Report

•  Annual Information Form

• Our By-Laws
• The Board Mandate and charters for each of the board’s committees
• Position descriptions for each of the Chair, the committee chairs and the directors
• Director Independence Standards

Three ways to contact the board

1.	Complete the form on our website

www.bmo.com/corporategovernance

2.	Write to the Chair of the Board

Chair of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West, 9th Floor

Toronto, Ontario M5X 1A1

3.	Send an email

board.directors@bmo.com

22	Bank of Montreal Management Proxy Circular 2025

Sustainability

Sustainability is embedded in our strategy and to be our clients’ lead partner in the transition to a net-zero world is one of our group strategic priorities. We take steps to manage our business in a manner that is consistent with our long-term risk management and financial goals, considering our impact on communities, society and stakeholders.

Responsibility for the oversight of sustainability is included in the mandates of our board of directors and each standing committee has responsibility for the oversight of sustainability, including climate change risks and opportunities, that fall within its purview. The full board meets with BMO’s Executive Committee (which includes all of BMO’s executive officers) during the annual board strategy session to discuss sustainability and climate strategy. The board also reviews BMO’s sustainability and climate-related reporting. Climate-related matters and climate considerations are integrated into quarterly operating group reporting to the board.

Recognizing the business opportunities and risks arising from sustainability practices, BMO’s board has adopted a skills matrix for its directors which includes understanding and experience with sustainability. Several board members have demonstrated experience with climate and sustainability issues as detailed in their biographies and they are represented on each committee of the board. Board members are provided with ongoing training including ongoing substantive educational materials on sustainability related matters and updates on climate related topics.

The Governance and Nominating Committee regularly reviews the charters of our board of directors and its committees to assess the coverage and alignment of their responsibilities for overseeing sustainability issues with their respective mandates. The Audit and Conduct Review Committee assesses the effectiveness of BMO’s governance of sustainability matters and approves BMO’s sustainability and climate reporting.

The Risk Review Committee assists the board of directors in meeting its oversight responsibilities for the identification, assessment and management of our exposure to environmental and social risk, including risks arising from climate change, for the overall adherence to risk management corporate policies, and for complying with risk-related regulatory requirements. The Risk Review Committee approves the Environmental and Social Risk Corporate Policy. The Audit and Conduct Review Committee and Risk Review Committee jointly review financed emissions target setting and BMO’s Transition Action Plan. The board approves the Enterprise Risk Appetite Statement, which includes the Environmental and Social Risk Appetite Statement. Climate reporting is incorporated into the quarterly Operating Group presentations.

The Human Resources Committee has responsibility for the alignment of executive compensation with performance against our strategic priorities which include sustainability. The Human Resources Committee also has oversight of human resources strategies relating to inclusion and health and well-being.

Leadership development and succession planning

BMO’s strategy is grounded in the strength of its people.

The board and the Human Resources Committee together oversee BMO’s leadership.

The Human Resources Committee is responsible for overseeing BMO’s human resources strategy, including making sure BMO builds teams that can deliver the bank’s business strategy, has an inclusive culture that supports and empowers its people, and talent processes that are simplified, integrated and digitized.

Senior leadership succession

The board appoints the CEO and other members of senior leadership, and monitors their performance, goals, assessments and rewards. It oversees and monitors the CEO succession plan, and the succession strategy for all other senior leadership positions.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and develops succession plans for the CEO and other senior executive roles.

Leadership development

BMO provides opportunities to all employees, regardless of gender, race, ethnicity, disability, sexual orientation, gender identity, religion, marital status and/or age. We have established priorities to enhance inclusive leadership behaviours. BMO identifies top talent, implements development plans for high-potential talent and identifies and removes barriers to provide access to leadership and development opportunities for all employees.

BMO carefully considers a broad range of criteria for senior leadership positions and aims to have at least 40% of its senior leadership roles held by women. As of October 31, 2024, 41.3% of the bank’s senior leadership roles including at the executive and managing director levels were held by women. As well, women currently comprise 27.3% (3 out of 11) of BMO’s Executive Committee.

In addition, four members of BMO’s Executive Committee self-identify as a person of colour. All of our Executive Committee members are fluent in English. One of the Executive Committee members speaks French fluently, one speaks Hindi fluently and one speaks Turkish fluently.

The Human Resources Committee and board monitor Executive Committee composition closely through its oversight of executive appointments and succession planning.

For information on board diversity, please see skills and diversity on page 26.

Bank of Montreal Management Proxy Circular 2025	23

Building an Effective Board

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed candidates with relevant skills and qualifications, diverse experience and perspectives, and independence from management. This builds a strong and effective board positioned for better decision-making and more effective oversight to drive BMO’s success.

The board and the Governance and Nominating Committee believe a relatively smaller board is more effective, while recognizing the need to maintain flexibility to address certain needs or opportunities as they arise. It reviews board size every year to make sure it will promote engagement and quality discussion with management, ensure the right caliber and scope of director expertise, allow for thoughtful director succession and provide for effective committee membership.

This year the board has proposed 13 directors for the board – all of the nominees currently serve as directors. Directors are elected for a one-year term. The board can appoint directors between shareholder meetings.

Key position descriptions

The board reviews and approves position descriptions (available at www.bmo.com/corporategovernance) annually for the Board Chair, committee chairs, and directors. The board also develops the position description for the CEO, with the CEO’s input, which is approved annually by the Human Resources Committee.

24	Bank of Montreal Management Proxy Circular 2025

Independence

The board must be independent of management to be effective.

All members of the board are independent except our CEO, who is required by the Bank Act (Canada) to be a member of BMO’s board. The board’s policies limit the number of inside directors to two.

>  The board uses Director Independence Standards to determine whether a director is independent (available on our website) at www.bmo.com/corporategovernance.

>  BMO has an independent and non-executive Chair of the Board. This helps the board to operate independently of management and provides leadership to the independent directors.

>  All board committees are made up of independent directors.

Director independence	+	Independent Chair of the Board	+	Otherindependence mechanisms

A director is independent if he or she does not have a relationship with the bank or any of its affiliates that could interfere with his or her independent judgment.

The board uses Director Independence Standards to determine whether a director is independent (available on our website). The standards take into consideration the Bank Act (Canada) definition of affiliated persons, and the Canadian Securities Administrators (CSA) and NYSE definitions of independence.

In its review of a director’s independence, the board looks at his or her personal, business, and other relationships, and his or her dealings with the bank and its affiliates. This involves reviewing biographical information, reports, director questionnaires, bank records and reports, and information about entities the director is involved with.

The threshold for independence is higher for members of our Audit and Conduct Review Committee.

Certain relationships (for example, being an officer of the bank) automatically mean a director is not independent. According to the board’s policies, only two of the board’s directors can also be employees of the bank.

While the bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the board is satisfied that these directors are independent under the standards.

BMO has an independent and non-executive Chair of the Board. This helps the board to operate independently of management and provides leadership to the independent directors.

The Chair normally serves for five years with the possibility of renewal for another three years.

The process for the appointment of the Chair of the Board is led by the current Chair unless the current Chair is being considered for reappointment. In that circumstance, the process is led by the Chair of the Governance and Nominating Committee. The process includes identifying issues facing the bank and interviewing each director individually, as well as determining the most appropriate process for the board to make a final decision, which could include deliberation and a vote if more than one person has significant support.

Meeting without management

Every board meeting and board committee meeting includes time for independent directors to meet without management present. During those meetings, the Chair will lead discussions on matters that arise during the meeting or other matters, including matters related to succession planning, risk management and strategy.

Managing conflicts of interest

The Directors’ Conflict of Interest Policy is designed to ensure independent decision- making by the board.

The policy includes guidelines for identifying and dealing with conflicts when they arise. Directors or executive officers with a material interest in a matter do not receive related board or committee materials and are excluded from subsequent discussions or votes.

Getting independent advice

The Chair and each committee can engage outside consultants paid for by the bank, without consulting management. This helps ensure they can receive independent advice.

Serving on other boards

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board. No more than two directors can serve on the same outside public company board (called a board interlock) without the consent of the Governance and Nominating Committee. In considering whether or not to permit more than two directors to serve on the same board, the committee takes into account all relevant considerations including, in particular, the total number of board interlocks at that time. There are currently no board interlocks.

Members of the Audit and Conduct Review Committee cannot serve on more than three public company audit committees without board approval.

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Skills and diversity

The board positions itself to be made up of highly qualified directors whose diverse backgrounds reflect the changing demographics of the markets in which BMO operates, the talent available with the expertise required, and the bank’s evolving customer and employee base. This builds a strong and effective board which positions the board for better decision-making and more effective oversight to drive BMO’s success.

The Governance and Nominating Committee considers only candidates who are highly qualified based on their experience, functional expertise, skills and qualifications. The committee looks at several criteria, including independence, ethics and integrity, range of experience, business judgment, areas of expertise, skills and qualifications, availability and commitment. The Governance and Nominating Committee considers diversity of the board by gender, age, ethnicity and geographic background including the Bank Act (Canada)’s residency requirements.

The committee follows the Board Diversity Policy when recruiting new directors which includes, in addition to its own search, engaging qualified independent external advisors to conduct a search for qualified candidates from a variety of backgrounds who meet the

>  The board positions itself to be made up of highly qualified directors with relevant skills and qualifications and diverse experience and perspectives to build a strong and effective board.

>  The skills matrix includes the ideal list of skills we need on BMO’s board.

>  The board uses the matrix to review the skills of both individual directors and the board as a whole.

Board’s skill requirements. The board aspires to have each gender make up at least one-third of the independent directors. Five of this year’s nominated directors are women, representing 38.5% of the nominated directors, eight are men, representing 61.5% of the nominated directors, and two identify as persons of colour (Asian and Black), representing 15.4% of the nominated directors.

Our process is to review potential director candidates with relevant skills and qualifications and diverse experience and perspectives at each meeting of the Governance and Nominating Committee.

Skills matrix

We capture the ideal list of skills for directors and record them in a skills matrix. The items in the list are reviewed every year and updated as necessary. We use this information to assess the overall strength and diversity of the board and when recruiting new
directors.

In addition to the common skills which all of our directors possess, the directors have each identified their areas of specific expertise in their biographies above from the skills indicated below. The experience of our directors is described more fully in their respective profiles.

Executive leadership
Strategic planning
Risk management
Mergers and acquisitions
Accounting and finance
Human resources
Public policy
Legal and regulatory
Financial services
Retail
Technology and information security
Environmental, social or governance[1]
U.S. experience

1	Includes the constituents involved in sustainable development practices, including those related to climate.

26	Bank of Montreal Management Proxy Circular 2025

Orientation and development

The Governance and Nominating Committee is responsible for orientation and the continuing education and development of our directors.

New directors learn about our business through BMO’s director orientation program. All directors are provided with tools and information to make sure they are continuously improving their knowledge to support the complex and evolving role of director at one of North America’s major banks.

The Chair of the Board facilitates in camera sessions at every board meeting, providing opportunities to further build relationships, confidences and cohesion among directors. These sessions also provide an opportunity for directors to provide feedback on board processes.

>  New directors learn about our business and operations through BMO’s director orientation program, including one-on-one meetings with the heads of each of our operating groups and corporate functions.

>  Ongoing director education includes presentations and materials, and opportunities to learn about the business first-hand through site visits and interaction with management and employees.

>  Directors are encouraged to participate in relevant external education seminars at our expense.

Director orientation	+	Ongoing education	+	Engaging with management

Orientation by the Board Chair, the committee chairs and the CEO, to learn about the bank’s history and culture, structure, strategic direction, current issues and opportunities, including how BMO differs from its peers. Sessions are held within six months of new directors joining the board.

Regular presentations on BMO’s operations and regulatory briefings, to complement and enhance director understanding of the bank, its products and services and the risks it faces, as well as developments in corporate and risk governance and regulatory matters.

Board dinners to strengthen the collegial working relationship among directors. These are scheduled alongside regular board meetings, and include educational sessions related to the bank’s business and strategic direction presented by senior management or outside experts.

Director governance documents, policies, bylaws, compliance requirements and other information to ensure a smooth transition into their role as director.		Materials and reading recommendations from the Chair, committee chairs, the CEO and the Corporate Secretary.		There is regular engagement between directors and senior management between board meetings.

Individual meetings with the heads of each of our operating groups and corporate functions to learn about our business. Additional meetings and site visits may also be arranged.		Daily Media Briefing emails circulated each morning.		Interaction with senior management and employees through the Executive Meets Directors programs to gain greater insight into the business and talent for senior management succession planning.

Director orientation

The Corporate Secretary’s Office is responsible for implementing the director orientation program, which gives new directors the information they need to understand the bank, the financial industry and board operations so they experience a smooth transition into their roles as members of the board and board committees.

Each new director is immediately appointed to at least one board committee and each board committee also has an orientation program. New committee members receive orientation material for each committee they serve on, and meet individually with the committee chair, the head of the supporting corporate group, and other senior officers as necessary.

The Chair of the Board and the Chair of the Governance and Nominating Committee personally welcome new directors, answering questions and assisting with the logistics of board meetings and board processes to ensure that their overall needs are met.

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Ongoing education

Directors are expected to continuously upgrade their knowledge about issues affecting our businesses, the financial services sectors we operate in, emerging trends and issues and significant strategic initiatives. Working with the Corporate Secretary, each committee chair identifies relevant and timely information for directors. Directors also identify their own continuing education needs in discussions with management, the board and committees. During the 2024 fiscal year, directors participated in educational and round-table sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments.

Session/topic	Audience (Board/Committee)
Loyalty and Growth powered by One Client
One Client Initiatives Update	Board of Directors
Operating Group Strategies, including customer focus, capabilities and experience	Board of Directors
U.S. Prime Finance – Update	Risk Review
Securitized Products Trading and Securitization	Risk Review
Leveraged Finance	Risk Review
North American Personal and Business Banking Lending Update	Risk Review
Commercial Real Estate Interim & Annual Review	Risk Review
Winning culture
Winning Culture Checkup	Board of Directors, Human Resources Committee
Diversity, Equity and Inclusion Update	Board of Directors, Human Resources
Human Capital Update	Board of Directors, Human Resources
Digital first
Women Corporate Directors: Governance in an AI/generative AI World: What Should Boards Look For?	Chair, Governance and Nominating
EY Webinar – Understanding the Explosion of Artificial Intelligence: Past, Present, and Future	Chair, Audit and Conduct Review
CPPIB Webinar – A View from the Boardroom: Cyber threat landscape, insights & key mitigating action	Chair, Audit and Conduct Review
AICPA On-Line Training: Strategic Importance of Digital Transformation and the Underpinning Technologies; Data Analytics and Data Visualization; Cybersecurity and Digital Transformation; Sustainability, ESG and Risks	Chair, Audit and Conduct Review
McKinsey & Company: Artificial Intelligence in Financial Services	Board of Directors
Cyber Security Update	Board of Directors
Digital First – TPS Strategy & Customer Journeys	Board of Directors
Artificial Intelligence & Audit Committee Oversight	Chair, Governance and Nominating
Data Analytics and Data Visualization	Chair, Audit and Conduct Review
Fireside Chat with Thomas Kurian, Google Cloud CEO, on latest advancements in AI and implications for companies and their boards	Board Member
Technology, Security and Resilience: The Board’s Role in a Quickly Shifting Landscape	Chair, Risk Review
The Board’s Role regarding Artificial Intelligence	Board Member
Tech Trends 2024	Board Member
Transition to a net zero world
BMO Monthly Sustainability Podcasts	Board of Directors
Organizing ESG and Sustainability Oversight at the Board Level	Chair, Governance and Nominating
ESG Regulations and Expectations Across Jurisdictions	Chair, Audit and Conduct Review
Companies, ESG and National Security	Chair, Audit and Conduct Review
Sustainability, ESG and Risks	Chair, Audit and Conduct Review
BMO Quarterly Sustainability Update Newsletter	Board of Directors

28	Bank of Montreal Management Proxy Circular 2025

Session/topic	Audience (Board/Committee)
Manage risk, capital and funding
Tapestry Risk Conference	Director
Quarterly Update by Legal & Regulatory Compliance on Regulatory Developments	Audit and Conduct Review
Privacy, ABAC & Competition/Antitrust Programs Update	Audit and Conduct Review
Quarterly Update by Anti-Money Laundering and Anti-Terrorist Financing – Regulatory Landscape	Audit and Conduct Review
Update by Technology and Operations Update – Cyber Security	Audit and Conduct Review
BMO’s Monthly AML Newsletter	Audit and Conduct Review
Private Credit	Board of Directors
Open Banking	Board of Directors
American Banker – August 12, 2024: A brain drain at bank boards raises questions about risk management	Audit and Conduct Review
Culture & Behaviour Risk	Risk Review
Concentration Management	Risk Review
The Evolving Fraud Landscape	Risk Review
The Promise & Peril of the AI Revolution: Managing Risk	Risk Review
GHD Event: Current State of Infrastructure	Chair, Audit and Conduct Review
Governance
Global Risk Oversight: Board Risk and Oversight Program	Director
Institute of Corporate Directors: Board Oversight of Social Issues	Director
Governance Forum: Private Capital and Infrastructure; ESG’s Worst Ideas; The Most Powerful Governance Tool: Litigation; The Evolving Landscape of Board Director Demographics; Voting For and Against Directors; Where Do Board Directors Get Information – Where Should They; The Risks and Benefits of Founders; ESG Regulations and Expectations Across Jurisdictions; Companies, ESG and National Security	Chair, Audit and Conduct Review
Canada Spencer Stuart Board Index	Governance and Nominating
Updates on Significant Changes in Governance Rules and Regulations	Governance and Nominating
Rewarding Strategic Leadership – Director Compensation in an Era of Change	Chair, Governance and Nominating
CEO & Board Chair Succession: Planning, Transitioning, Onboarding	Chair, Governance and Nominating
Proxy Season: 2024 Engagement & Early Takeaways	Chair, Governance and Nominating
Boardroom of the Future: Composition, Committees & Culture	Chair, Governance and Nominating
How Directors Can Maximize the Power of Internal Audit for Effective Governance	Chair, Audit and Conduct Review
Differences in How Private Company and Public Company Boards Consider Risk	Chair, Audit and Conduct Review
Board Oversight of Social Issues	Board Member
Corporate Governance DNA	Board Member
The economic environment
Global Risk Institute: Macroeconomic Policy Series	Board Member
Deloitte Global Boardroom Program: The US Economy in 2024	Board Member
MIT: Policy Analysis and Rates of Convergence in Learning Models	Board Member
Harvard University: Macroeconomics, international trade and public policy	Board Member
Spencer Stuart UK Director Forum: Overview of Global Geopolitical Environment and Impact on Global Business	Chair, Audit and Conduct Review
Economic Update	Board of Directors
Open Banking	Board of Directors
Current State of Infrastructure in the UK and Around the World	Chair, Audit Conduct and Review
Macroeconomic Policy Series 2024 (3 sessions – After Higher for Longer: Outlook for Bank of Canada Rates and Inflation; 2024 Housing Market Outlook: Demand, Supply and Price Variability; and Fiscal Policy in Transition: Budget Challenges, Opportunities and Risks)	Board Member
Macroeconomics, International Trade and Public Policy	Board Member

Bank of Montreal Management Proxy Circular 2025	29

Commitment and tenure

Directors are required to devote enough time and energy to effectively carry out their duties to the bank and the board. Board meetings are set well in advance, and directors are expected to attend all meetings of the board and of the committees they serve on. Committee meeting minutes are also provided to all directors who are not on the committee.

They must come to meetings prepared: directors are given timely access to comprehensive board materials, including minutes from previous board and committee meetings, and are expected to review them before each meeting. This helps facilitate discussion and makes sure directors are properly prepared to probe, challenge management and exercise informed business judgment.

>  Directors are expected to attend all meetings of the board and of the committees they serve on, and to come to meetings prepared.

>  Directors with total attendance of less than 75% must offer to resign at the end of the fiscal year.

>  Age and term limits support ongoing board renewal.

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board. The board’s policies require a director seeking to become a member of the board of another public company to notify the Board Chair before accepting the position to consider potential conflicts and time commitments.

Attendance

The table below shows the attendance of our directors at fiscal 2024 board and committee meetings. The independent directors met without management at every board meeting. The Governance and Nominating Committee monitors director attendance and considers the director attendance record on a semi-annual basis.

The board’s Resignation Policy requires directors to offer to resign when their principal occupation changes, or at the end of a fiscal year where they attended fewer than 75% of the meetings of the board and the committees they serve on. The Governance and Nominating Committee recommends to the board whether to accept or reject the director’s resignation.

	Board		Audit and Conduct Review		Governance and Nominating		Human Resources		Risk Review
	Regular (9 meetings)		Committee (6 meetings)		Committee (6 meetings)		Committee (7 meetings)		Committee (8 meetings)		Total attendance
Janice M. Babiak (1)	9	100%	6	100%	6	100%	–	–	–		100%
Sophie Brochu (2)	5/5	100%	–	–	3/3	100%	3/3	100%	–	–	100%
Craig W. Broderick	9	100%	6	100%	6	100%	–	–	8	100%	100%
Hazel Claxton (3)	9	100%	6	100%	–	–	–	–	–	–	100%
Diane L. Cooper (4)	1/1	100%	–	–	–	–	–	–	–	–	100%
George A. Cope (5)	9	100%	–	–	6	100%	7	100%	–	–	100%
Stephen Dent (6)	9	100%	–	–	–	–	2/3	67%	8	100%	95%
Christine A. Edwards (7)	9	100%	–	–	6	100%	7	100%	–	–	100%
Martin S. Eichenbaum	9	100%	6	100%	–	–	–	–	8	100%	100%
David Harquail (8)	9	100%	–	–	–	–	7	100%	8	100%	100%
Linda S. Huber (9)	6/7	86%	5/5	100%	–	–	–	–	5/5	100%	94%
Eric R. La Flèche	9	100%	–	–	–	–	7	100%	–	–	100%
Brian McManus (10)	1/1	100%	–	–	–	–	–	–	1/1	100%	100%
Lorraine Mitchelmore	9	100%	–	–	6	100%	7	100%	8	100%	100%
Madhu Ranganathan	9	100%	6	100%	–	–	–	–	–	–	100%
Darryl White (11)	9	100%	–	–	–	–	–	–	–	–	100%
Average		99%		100%		100%		95%		100%	99%

(1)	Ms. Babiak attended all Risk Review Committee meetings as a guest.
(2)

Ms. Brochu did not stand for re-election at the 2024 annual meeting of shareholders and ceased to be a member of the Board of Directors, the Governance and Nominating Committee, and the Human Resources Committee effective April 16, 2024.

(3)	Ms. Claxton attended six Risk Review Committee meetings as a guest.
(4)

Ms. Cooper became a member of the board of directors effective October 28, 2024 and became a member of the Audit and Conduct Review Committee and the Risk Review Committee effective December 6, 2024. Ms. Cooper attended one Risk Review Committee meeting as a guest.

(5)	Mr. Cope attended all Audit and Conduct Review Committee and all Risk Review Committee meetings as a guest.
(6)	Mr. Dent attended one Human Resource Committee as a guest and became a member of the Human Resources Committee effective April 16, 2024.
(7)

Ms. Edwards will not stand for re-election at the 2025 annual meeting of shareholders. Ms. Edwards also attended all Audit and Conduct Review Committee meetings and all Risk Review Committee meetings as a guest. To facilitate Governance and Nominating Committee Chair succession, Ms. Edwards’s term as Governance and Nominating Committee Chair was extended for one year until her scheduled retirement from the board at the bank’s 2025 annual shareholder meeting.

(8)	Mr. Harquail attended all Audit and Conduct Review Committee meetings as a guest.
(9)	Ms. Huber ceased to be a member of the board of directors, the Audit and Conduct Review Committee and the Risk Review Committee effective August 23, 2024.
(10)	Mr. McManus became a member of the board of directors and a member of the Risk Review Committee effective October 28, 2024.
(11)	Mr. White attended all committee meetings as a guest.

30	Bank of Montreal Management Proxy Circular 2025

Tenure

The board’s Director Tenure Policy is designed to support ongoing board renewal, sustained board performance, and the addition of new expertise. The policy includes age and term limits for directors, the Chair and committee chairs. In special circumstances, the board can waive the term or age limits for any role when it is in BMO’s best interests. Executive directors must resign from the board when they are no longer employed by the bank. The board can, however, ask a former CEO to continue as a director for no more than two years.

Age limit	Age 72 (or after at least 10 years on the board)
Term limits	Directors
• 15 years (20 years for directors who joined the board before January 1, 2010)
Chair of the Board
• 5 years, with the possibility of renewal for another three years regardless of age or tenure on the board
Committee chairs
• 5 years, with the possibility of renewal for another three years.

Assessment

The Governance and Nominating Committee is responsible for overseeing the annual board assessment process which includes individual directors, the board and committee chairs and the overall functioning of the board and its four committees.

The board also uses the skills matrix (see page 26) to assess individual skills and board composition.

We assess effectiveness by considering:

>  How well the board and its committees are functioning

>  Whether the board and committee chairs are effective

>  Using peer and other feedback to review individual director performance

Director effectiveness	+	Board and committee chair effectiveness	+	Board and committee effectiveness

Individual interviews and peer review feedback

Each director meets with the Chair, who:

•  asks for candid feedback from the director on board and committee effectiveness, as well as individual director performance.

•  provides feedback on the director’s performance relative to the performance standards under the director position description as gathered from assessments from each of the director’s peers.

Feedback

After the interviews, the Chair summarizes the themes and develops the board goals for the coming year.

The Governance and Nominating Committee monitors and tracks progress against opportunities for improvement that were identified in the self- assessment process. The Governance and Nominating Committee also uses the results of assessments to recommend the mix of directors, process improvements, and continuing education opportunities.

Annual board chair review

The Governance and Nominating Committee assesses the Chair’s performance against the position description, taking into account the input from each director.

The results are reviewed with the board and the Chair.

Annual committee chair review

The Governance and Nominating Committee assesses the contribution and effectiveness of each committee chair against the committee’s objectives and the position descriptions.

The Chair meets with each committee chair to provide feedback.

Annual director survey

The survey is completed by every director, and includes:

•  an assessment of the board and committees against:

•  operation of the board and each committee

•  adequacy of information provided to directors for board and committees

•  agenda planning for meetings

•  strategic direction and process, including regarding IT, information security, industry disruptors (such as AI), evolution of ESG issues (including climate change) and implementation of sustainability strategy

•  the board and committee goals for the year.

Results are compiled confidentially by an outside consultant.

The board and its committees continuously refine various aspects of their practices.

Setting objectives

Issues are identified every year that help with creating annual objectives for the board and its committees.

Ongoing assessment and follow-up

Board and committee objectives are set out in board packages.

Progress against the objectives is discussed at each board and committee meeting.

Bank of Montreal Management Proxy Circular 2025	31

Director Compensation

We pay director compensation to our non-employee directors. Darryl White is compensated in his role as BMO’s chief executive officer (see page 64).

The Governance and Nominating Committee benchmarks director compensation against a peer group of companies to make sure the program is competitive and consistent with the responsibilities of directors, and reviews director compensation annually.

Directors receive an annual retainer that includes equity in the form of DSUs and cash. They can choose to take all or some of the cash portion of their retainer, plus their chair retainers, committee membership fees, special meeting fees and the travel allowance, as additional DSUs or shares if they have met the minimum share ownership requirements described below.

Fee structure

We pay directors a flat fee, and expect them to be available to represent the bank 365 days a year. While meetings are important, the role of a director includes being attentive to the bank’s interests at all times, providing advice outside of meetings and identifying opportunities for BMO as appropriate.

We reimburse directors for any expenses they incur while carrying out their duties. From time to time, our non-employee directors also serve as directors of our subsidiaries and affiliates. They are paid for this service, and reimbursed for travel and other expenses they incur for these board and committee meetings.

2024 director fee table

Type of fee	Fiscal 2024
Board retainer
Chair of the Board (includes attendance at meetings of all four committees)	$485,000 per year: • $ 210,000 in DSUs • $ 275,000 in cash

Directors (includes one committee membership)	$250,000 per year: • $ 162,500 in DSUs • $ 87,500 in cash
Committee chair retainers
Audit and Conduct Review Human Resources Governance and Nominating Risk Review	$55,000 per year
Committee and meeting fees
Committee memberships (in excess of one)	$15,000 per committee
Special board meetings (in excess of five)	$2,000 per meeting

Special committee meetings (in excess of five)	$1,500 per meeting
Travel allowance
If the director’s principal residence is two or more time zones away from Toronto or outside Canada	$20,000 per year

The following fees increased as of November 1, 2024:

•	annual director retainer increased by $15,000 to $265,000 ($175,000 paid in DSUs and $90,000 paid in cash)
•	Chair of the Board retainer increased by $15,000 to $500,000 ($250,000 paid in DSUs and $250,000 paid in cash).

Share ownership

To make sure they have a vested interest in our success, every non-employee director is required to hold, within 5 years of their appointment or election to the board, at least 11 times the cash retainer portion of their annual retainer in BMO shares or DSUs. Mr. White is required to meet executive share ownership requirements (see page 66).

Under our guideline for share ownership in our board policies, we calculate share ownership using the closing price of BMO shares at the end of the fiscal year, or, if higher, the share acquisition cost or value of DSUs at the time they were credited.

About DSUs

Deferred share units (or DSUs) are ownership interests that have the same economic value as shares. DSUs vest immediately and accrue dividend equivalents when dividends are paid on BMO shares.

Newly appointed directors can build up their share ownership over time but must receive all of their compensation in DSUs until they meet their minimum ownership requirement.

All but one non-employee director (appointed to the board in August 2023) seeking re-election met the minimum share ownership requirements. Mr. White met his executive share ownership requirements (see pages 16 and 66).

All non-employee directors in calendar 2024 received all of their Bank of Montreal director compensation in DSUs.

The table below shows the total share ownership of our non-employee directors who are standing for re-election. Value is based on $142.17, the closing price of BMO shares on the TSX on February 10, 2025.

	Total shares	Total DSUs	Total equity
Number	148,545	289,353	437,898
Value	$21,118,643	$41,137,316	$62,255,959

Anti-hedging

The board’s Anti-Hedging Policy prohibits directors, senior executive officers and employees from hedging their economic interest in bank shares, securities or related financial instruments (see page 57).

32	Bank of Montreal Management Proxy Circular 2025

2024 Director compensation table

The table below breaks out the compensation paid to non-employee directors in fiscal 2024. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

	Board retainer		Committee chair retainer ($)	Committee and meeting fees ($)	Travel Allowance ($)	Other fees ($)		Total fees ($)	Portion of cash fees taken in DSUs (%)		Total DSUs – Value vested or earned ($) (1)
	Cash ($)	DSUs ($)
Janice M. Babiak (2)	87,500	162,500	55,000	15,000	20,000	–		340,000	100		340,000
Sophie Brochu (3)	40,347	74,931	–	6,917	–	–		122,194	100		122,194
Craig W. Broderick (2)	87,500	162,500	55,000	30,000	20,000	–		355,000	100		355,000
Hazel Claxton	87,500	162,500	–	–	–	–		250,000	100		250,000
Diane L. Cooper (4)	952	1,765			217	326,323	(5)	329,258	52.8	(5)	173,841
George A. Cope (2)	275,000	210,000	–	–	–	224,174	(5)	709,174	82.8	(5)	587,544
Stephen Dent	87,500	162,500	–	8,125	–	–		258,125	100		258,125
Christine A. Edwards (2)(6)	87,500	162,500	55,000	15,000	20,000	259,777	(5)	599,777	100	(5)	599,777
Martin S. Eichenbaum	87,500	162,500	–	15,000	20,000	–		285,000	100		285,000
David Harquail	87,500	162,500	–	15,000	–	–		265,000	100		265,000
Linda S. Huber (7)	71,094	132,031	–	12,554	16,739	–		232,418	100		232,418
Eric R. La Flèche	87,500	162,500	–	–	–	–		250,000	100		250,000
Brian McManus (4)	952	1,765	–	–	–	–		2,717	100		2,717
Lorraine Mitchelmore (2)	87,500	162,500	55,000	30,000	20,000	–		355,000	100		355,000
Madhu Ranganathan	87,500	162,500	–	–	20,000	–		270,000	100		270,000
					Total in DSUs: $4,340,965 Total in shares: $0 Total in cash: $277,047

(1)	Includes the grant value of DSUs paid in fiscal 2024 but does not include dividend equivalents on these or any other DSUs earned during their service as a director.
(2)	Mr. Cope is Chair of the Board. Ms. Babiak, Ms. Edwards, Ms. Mitchelmore and Mr. Broderick serve as committee chairs (see page 30).
(3)

Ms. Brochu did not stand for for re-election at the 2024 annual meeting of shareholders and ceased to be a member of the Board of Directors, the Governance and Nominating Committee, and the Human Resources Committee effective April 16, 2024.

(4)

Ms. Cooper became a member of the Board of Directors effective October 28, 2024 and became a member of the Audit and Conduct Review Committee and the Risk Review Committee effective December 6, 2024. Mr. McManus became a member of the Board of Directors and the Risk Review Committee effective October 28, 2024.

(5)

Mr. Cope earned US$165,000 for serving as a director of BMO Financial Corp. (our U.S. bank holding company). Ms. Edwards earned US$190,000 for serving as a director of BMO Financial Corp. and BMO Bank National Association, a wholly-owned subsidiary that provides banking, trust and other services in the United States and internationally (either directly or indirectly through its subsidiaries). Ms. Cooper earned US$240,000 for serving as a director of BMO Financial Corp and BMO Bank National Association. These amounts were paid in US dollars and converted to Canadian dollars for purposes of this disclosure in the case of (i): DSUs using the grant date rates of exchange: US$1.00 = Cdn$1.34355 at January 15, 2024, US$1.00 = Cdn$1.37915 at April 15, 2024, US$1.00 = Cdn$1.36705 at July 15, 2024, and US$1.00 = Cdn$1.37925 at October 15, 2024; and (ii) cash using a two week average exchange rate proceeding the end of the applicable quarter end: US$1.00 = Cdn$1.327 ended December 31, 2023, US$1.00 = Cdn$1.3566 ended March 31, 2024, US$1.00 = Cdn$1.3697 ended June 30, 2024, and US$1.00 = Cdn$1.3525 ended September 30, 2024. Mr. Cope took $102,543.74 in DSUs and $121,630.50 in cash. Ms. Cooper took $170,906 in DSUs and $155,417 in cash. Ms. Edwards took $259,777 in DSUs.
(6)	Ms. Edwards will not stand for re-election at the 2025 annual meeting of shareholders.
(7)	Ms. Huber ceased to be a member of the Board of Directors and a member of the Audit and Conduct Review Committee effective August 23, 2024.

Bank of Montreal Management Proxy Circular 2025	33

2024 Committee Reports

Committee charters are on our website at www.bmo.com/corporategovernance. Additional information about the Audit and Conduct Review Committee is contained in our annual information form for the year ended October 31, 2024 under “Audit and Conduct Review Committee Information” and in “Appendix I”. See page 30 for details about attendance at committee meetings in fiscal 2024.

Audit and Conduct Review Committee

Oversees the integrity of the bank’s financial and sustainability reporting, including climate disclosures, the effectiveness of internal controls, the qualifications, independence and performance of the independent auditors, compliance with legal and regulatory requirements, transactions involving related parties, conflicts of interest and confidential information, standards of business conduct and ethics, and consumer protection measures and complaints. It also acts as the audit and conduct review committee of certain designated subsidiaries.

100% independent

Members: Jan Babiak (chair), Craig Broderick, Hazel Claxton, Diane L. Cooper, Dr. Martin Eichenbaum, and Madhu Ranganathan

Each committee member is financially literate, as defined in the rules of the Canadian Securities Administrators (CSA) and U.S. Securities and Exchange Commission (SEC), and standards of the NYSE. All members are Audit Committee Financial Experts as defined by SEC rules. Definitions of financially literate and Audit Committee Financial Experts are set out in the Audit and Conduct Review Committee Charter on our website at www.bmo.com/corporategovernance.

2024 Highlights

Financial reporting and internal controls

•	Recommended the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and related management’s discussion and analysis, financial releases and the annual information form to the Board for approval.
•	Reviewed updates on the bank’s work related to the adoption of new accounting standards, including the International Sustainability Standards Board under IFRS and IFRS 17 Insurance Contracts.
•	Evaluated the appropriateness of BMO’s accounting and financial reporting and the effectiveness of our internal control framework, in keeping with the committee’s ongoing assessment of the effectiveness of our oversight functions.
•	Reviewed and approved the budget, resources and strategic priorities for the Finance function for fiscal 2024.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2023.
•	Reviewed updates on the bank’s work related to the adoption of new regulatory reporting standards, including the Office of the Superintendent of Financial Institutions (OSFI) Guideline B-15 (Climate Risk Management)
•	Reviewed reports from management on the bank’s regulatory capital ratios.

Internal audit

•	Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the budget and audit plan for the Corporate Audit function for fiscal 2025, including organizational structure, resource plan and strategic priorities.
•	Reviewed quarterly reports on the quality and effectiveness of internal control, risk management and governance systems.
•	Approved the Corporate Audit mandate and Risk Assessment Methodology for Corporate Audit.
•	Evaluated candidates and recommended the appointment of a new Chief Auditor.

Shareholders’ auditors

•	Reviewed the independence of the shareholders’ auditors, including their length of service and performance, and approved the audit plan, including resources, qualifications, and fees for audit and non-audit services.
•	Reviewed and approved the shareholders’ auditors and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Conducted an annual assessment of the shareholders’ auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board (CPAB) and the Basel Committee on Banking Supervision relating to audit quality. The assessment included evaluating industry knowledge, objectivity, quality, candor of communication and technical expertise.
•	Reviewed quarterly reports on audit quality indicators.
•	Reviewed reports issued by the Public Company Accounting Oversight Board and CPAB.
•	Reviewed the approach for including key audit matters/critical audit matters in the reports by the shareholders’ auditors.
•	Considered risks and benefits of audit firm rotation and reviewed reports issued by CPAB and CPA Canada, which conclude that existing auditor independence requirements including audit firm review and audit team member rotation, ensure auditor independence while maintaining and enhancing audit quality which can be impaired by audit firm rotation.

Legal & regulatory compliance

•

Reviewed the effectiveness of the key controls for managing legal and regulatory issues, including reports on significant legislative and regulatory developments, including reviewing with the General Counsel, significant matters arising from

34	Bank of Montreal Management Proxy Circular 2025

litigation, compliance with banking laws and regulatory matters and material transactions with related parties.
•	Reviewed reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on BMO’s operations and material correspondence with regulators.
•	Reviewed reports from the Chief Ethics Officer and Head, Customer Complaint Appeals relating to whistleblower and customer concerns, the complaints-handling process and complaint metrics, and the Chief Sustainability Officer regarding ESG matters, including climate change related governance, strategy, risk management and disclosure.
•	Reviewed quarterly reports on the bank’s compliance with the market conduct obligations of the Financial Consumer Protection Framework (FCPF) under the Bank Act, associated regulations and Financial Consumer Agency of Canada (FCAC) guidelines.
•	Maintained continued open engagement with the FCAC.
•	Monitored and reviewed reporting on allegations of misconduct.
•	Reviewed regular reports on evolving information and cyber security risks and mitigation plans, risk management and regulatory matters.
•	Approved the committee’s charter, orientation program for new committee members, Legal, Regulatory and Reputation Risk Corporate Policy, the mandate for the Legal & Regulatory Compliance function, organizational structure and budget, the regulatory risk appetite statement, and strategic priorities.
•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2023.
•	Approved BMO’s sustainability reporting suite for fiscal 2023, including the sustainability report, climate report and public accountability statement, and related financial disclosures, and BMO’s Modern Slavery Act Statement.
•	Oversaw internal controls on sustainability reporting, and oversaw external assurances or attestations regarding reported sustainability metrics, including climate related disclosures and assurance processes.
•	Oversaw an independent review of BMO’s compliance program to gain comfort that it is meeting regulatory expectations, specifically OSFI Guideline E-13.

Information technology

•	Engaged with management on information technology matters and reviewed quarterly briefings on information security matters, including digital channels, data and analytics, process digitization, IT infrastructure improvements, mandatory portfolio implementation and the status of the digital employee & customer experience, which includes secure remote access, collaboration tools, end-to-end digitization along with analytics (work-from-anywhere analytics).
•	Provided regular oversight of and reviewed information on technology and security related matters including in-depth threat intelligence updates including focused Middle East and Europe conflict global financial sector risks; enterprise fraud performance and mitigations; physical, virtual, and emerging incident preparedness and response; Executive Committee, U.S. Management Committee and global security exercises; AI derived security risks; and, financial crimes related regulatory, audit, and self-identified issues and remediation status.

Anti-money laundering / Anti-terrorist financing and sanctions measures (AML Program)

•	Reviewed quarterly reports on the effectiveness of the AML Program including accomplishments, risks, trends, metrics, and measures.
•	Received a presentation from the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) regarding the AML regime in Canada, FINTRAC strategic priorities and recent enforcement actions.
•	Reviewed regular updates on new and evolving sanctions measures; operational volumes; new mandatory reporting forms in Canada; industry enforcement actions; and evolving AML regulatory reform in all jurisdictions in which BMO operates.
•	Reviewed and approved the budget, resources and strategic priorities for the AML function for fiscal 2025.
•	Confirmed the appointment of the Chief Anti-Money Laundering Officer.

Subsidiary oversight

•	Continued to act as the audit and conduct review committee of designated subsidiaries.
•	Recommended the consolidated financial statements of designated subsidiaries to their boards for approval.

The committee met regularly without management present and with each of the shareholders’ auditors, Chief Auditor, Chief Financial Officer, Chief Compliance Officer and General Counsel.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2024. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Jan M. Babiak

Chair

Bank of Montreal Management Proxy Circular 2025	35

Governance and Nominating Committee

Develops governance principles and guidelines for BMO and the board. It identifies and recommends director candidates for election or appointment to the board, and reviews our director orientation and development program and board assessment process. It reviews the board mandate, committee charters and position descriptions annually to make sure that they meet or exceed all regulatory requirements and best practices. The committee also evaluates shareholder proposals submitted for the bank’s shareholder meetings.

100% independent

Members: Christine Edwards (chair), Jan Babiak, Craig Broderick, George Cope and Lorraine Mitchelmore

2024 Highlights

Director assessments and board composition

•	Evaluated the composition, size, tenure, competencies, diversity and skills of the board, committees and committee members.
•	Carried out the annual board assessment including the board, committees, Chair of the board, committee chairs and director effectiveness. Reviewed the results, monitored progress during the year and evaluated the effectiveness of the assessment process.
•	Oversaw the process used by the Chair of the board and committee chairs for developing the annual objectives, which are used in the board assessment process.
•	Assessed and updated the Directors Skills Matrix.
•	Performed the annual assessment of the expertise and experience of committee members.
•	Assessed the effectiveness of the bank’s strategy session.

Governance commitment

•	Reviewed BMO’s corporate governance practices for compliance with applicable legal and regulatory requirements.
•	Reviewed significant changes in governance rules and regulations and considered the impact on BMO.
•	Assessed the independence, shareholdings and attendance of each director.
•	Assessed and benchmarked the attendance and time commitment policies of the board.
•	Assessed the independence and suitability of two new directors.
•	Reviewed our governance practices against emerging best practices, including board and shareholder engagement matters.
•	Evaluated shareholder proposals submitted for our annual meeting of shareholders, recommended responses to the board for approval and oversaw actions taken in response to proposal votes.
•	Approved our corporate governance documents (including the board mandate, committee charters, position descriptions, board policies and the Board Approval/Oversight Guidelines and related policy).
•	Oversaw stakeholder engagement with directors and management.
•	Oversaw directors’ engagement with regulators.
•	Monitored management’s reporting to the Board on the performance of acquisitions against assumptions, including leveraging BMO’s position in the U.S.
•	Monitored management’s reporting to the Board on digital, artificial intelligence, cyber risk and executive compensation.
•	Oversaw the coordinated review of the ongoing racial equity audit by the board and board committees.

Director development

•	Oversaw the onboarding, orientation and integration of two new directors, a new Audit and Conduct Review committee member, two new Risk Review committee members and a new Human Resource committee member.
•	Provided directors with periodic substantive educational materials on sustainability related matters.
•	Developed a program of discrete and integrated board topics for fiscal 2024 addressing relative performance, growth, one client, digital first and tech enablers for enterprise and group strategies.
•	Reviewed conference attendance and other continuing education of board members.

Subsidiary oversight

•	Reviewed BMO’s Legal Entity Report on subsidiary governance oversight with a focus on governance of non-controlled investments and legal entity rationalization.
•	Reviewed the meeting minutes and agendas of the corporate governance committee of BMO Financial Corp. (BFC), the bank’s U.S. holding company, and connectivity between the BMO and BFC boards.

Succession planning and director compensation

•	Maintained an evergreen list of potential director candidates based on skills, attributes, qualifications and experience.
•	Reviewed and assessed current and potential directors based on the skills, qualifications, experience and perspectives needed to build a strong and effective board well positioned to oversee the bank’s strategy.
•	Identified and recommended for board approval two new nominees who joined the board effective on October 28, 2024, including assessing their independence and suitability under BMO’s Assessment of Responsible Persons Policy and Director Independence Standards.
•	Conducted the annual review of director compensation and recommended to the board an increase to the annual fee retainer for board members and the Board Chair to align with peers.

The committee met regularly without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2024. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

36	Bank of Montreal Management Proxy Circular 2025

Human Resources Committee

Oversees human resources strategies, including compensation, talent management, inclusion, and employee health and well-being.

100% independent

Members: Lorraine Mitchelmore (chair), George Cope, Stephen Dent, Christine Edwards, David Harquail, Eric La Flèche

2024 Highlights

Talent & succession planning

•	Executed successfully on the succession plan for the Chief Auditor, BMO Financial Group.
•	Recommended the CEO and Group/Function Head succession slates to the board for approval.
•	Reviewed the leadership strategy and progress on succession and senior leadership development, with a particular focus on our growing U.S. business.
•	Reviewed progress on BMO’s multi-year Zero Barriers talent strategy.
•	Reviewed key learnings and reflections from the Bank of the West integration.
•	Reviewed leadership and talent strategies to support the bank’s goal of being a digital-first, future-ready bank.
•	Participated in the Executive Meets Director program with 14 executives.

Winning culture

•	Reviewed the human capital strategy.
•	Reviewed outcomes of management efficiency and integration programs.
•	Reviewed management progress on developing a One Client approach across the organization.
•	Reviewed and discussed the results of the bank’s employee surveys on culture, engagement and well-being.

Compensation oversight & governance

•	Reviewed the ongoing structuring of senior executive pay and targets, and confirmed that current practices are aligned with BMO’s pay philosophy.
•	Actively engaged with management on the review of the executive incentive compensation plan.
•	Reviewed several aspects of CEO pay for performance, including relative performance versus peers, determined that CEO pay is aligned with bank and individual performance, and recommended the CEO’s final fiscal 2024 performance assessment and variable pay awards to the independent members of the board for approval.
•	Reviewed and approved the fiscal 2024 performance assessments for BMO’s most senior executives and its oversight function heads and approved their final 2024 variable pay awards.
•	Reviewed the incentive compensation outcomes for other top earning employees and executives.
•	Reviewed and approved the annual pool funding for the bank’s material incentive compensation plans.
•	Reviewed the outcomes of management’s material risk event process, including any recommendations for performance and/or compensation adjustments.
•	Reviewed the performance and independence of the committee’s independent compensation advisor.

The committee met regularly without management present. We also met with our independent compensation advisor without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2024. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Lorraine Mitchelmore

Chair

Bank of Montreal Management Proxy Circular 2025	37

Risk Review Committee

Oversees the identification, assessment and management of risk, adherence to risk management corporate policies and compliance with risk-related regulatory requirements. It reviews the bank’s Risk Appetite Framework and the organizational structure, resources and effectiveness of the risk management function. The committee also reviews and, as applicable, approves our corporate risk management policies, reviews and/or ratifies transactions involving material risk and recommends to the board the limits and risk-taking authority to be delegated to the Chief Executive Officer.

100% independent

Members: Craig Broderick (chair), Diane L. Cooper, Stephen Dent, Dr. Martin Eichenbaum, David Harquail, Brian McManus and Lorraine Mitchelmore

2024 Highlights

Risk Appetite Framework and governance

•	Reviewed and recommended for approval by the board the risk appetite statement and key risk metrics.
•	Reviewed the proposed exposure limits, including periodic updates to certain metrics, to be delegated to the Chief Executive Officer and recommended approval to the board.
•	Approved the committee’s charter, orientation program for new committee members, risk management function’s budget, resource plan and strategic priorities.
•	Reviewed the mandate, objectives and performance of the Chief Risk Officer.
•	Reviewed reports on risk-related findings and audit results from the Chief Auditor and associated action plans.
•	Engaged in discussions with management on the continued effectiveness and soundness of the bank’s risk culture and risk indicator monitoring.

Identification and management of risk

•	Engaged management in in-depth discussions at each committee meeting on risk management and risk strategies related to key businesses and products.
•	Reviewed and recommended for approval by the board the capital adequacy assessment and monitored the bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Regularly assessed the bank’s credit, market, liquidity and funding risk positions against approved exposure limits.
•	Monitored the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Reviewed and discussed reports on integration activities and portfolio review relating to the Bank of the West acquisition.
•	Reviewed and discussed emerging events and scenarios including the U.S. election cycle, rising geopolitical tensions, including the conflict in the Middle East, the China economic downturn, Commercial Real Estate downturn, Canadian house price correction, third-party service disruption, and cyber events.
•	Reviewed risk profile, including performance against key risk metrics and management action plans to remediate any metric that falls outside of the bank’s risk appetite.
•	Reviewed and recommended for approval by the board the Culture and Behaviour Risk Framework.
•	Engaged in discussions with management on climate risk and environmental and social risk.

Adherence to risk management corporate policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Reviewed exposures against policy limits/credit qualification and escalation statistics.

Compliance with regulatory requirements

•	Received attestations from the Chief Risk Officer related to the bank’s risk culture and independence.
•	Periodically engaged with regulators in discussions on key risks in the bank.
•	Discussed regulatory communications and action plans with management.
•	Reviewed the bank’s corporate insurance program and approved certain insurance limits.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

The committee met regularly without management present and with each of the Chief Risk Officer and CEO.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2024. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Craig W. Broderick

Chair

38	Bank of Montreal Management Proxy Circular 2025

Driving our success

EXECUTIVE COMPENSATION

BMO’s success depends on the strength and performance of its people. Executive compensation is a well-governed, disciplined process — an important tool we use to reinforce our Purpose and drive the success of our people and the long-term achievement of our business strategies.

The executive compensation program ties our strategic priorities and the long-term growth and health of the organization to executive rewards. Bank results, financial returns to shareholders, the execution of BMO’s strategic priorities – guided by our values and approach to sustainability, and compensation for executives, are all connected in a way that does not encourage or reward inappropriate risk-taking.

Compensation governance and oversight Effective structure and oversight and a disciplined process provide proper governance and sound decision-making	▶

> Our independent directors have human resources, risk management, corporate responsibility/sustainability and executive leadership experience

> Our oversight structure supports a culture of prudent risk-taking

> The Human Resources Committee (the committee) receives advice from an independent, external compensation advisor

> Our material compensation plans are reviewed by an independent third party

> Management oversight committees include control function leaders and operate at the enterprise level, in the United States (U.S.) and in the United Kingdom (UK)

Sound compensation practices Our compensation policies and practices align with the standards and guidelines required by regulators and are informed by industry best practices	▶

> Our compensation structure does not encourage or reward excessive risk-taking

> A significant portion of executive variable pay is equity-based and deferred

> Each executive must meet share ownership requirements

> Twenty-five percent of executive variable pay funding is tied to the achievement of the bank’s annual strategic objectives, which include sustainability goals. Variable pay awards for individual executives are also based on achievement against their annual goals, including any individual goals related to sustainability

> Executive variable pay can be clawed back or forfeited

Strong link between pay and performance

Executive pay is tied to bank, operating group and individual performance, and to our total shareholder return (TSR) compared with our peers, and is aligned with the bank’s strategy and four core compensation principles

	▶	> Attract and retain executive talent > Link compensation to bank performance > Encourage a long-term view to increase shareholder value > Align with prudent risk-taking

Bank of Montreal Management Proxy Circular 2025	39

Message from the Chair of the Human Resources Committee

Confident in the power of our North American bank to deliver long-term value for our shareholders and drive financial progress for our customers.

BMO has the scale and capabilities to compete as a top North American bank. With a clear strategy to win as the 8th largest bank in North America by assets, BMO is well positioned to help customers make real financial progress across our retail, commercial, wealth and capital markets businesses.

Performance in 2024 continued to reflect BMO’s fundamental strength and diversified portfolio – and its resilience in navigating a challenging banking environment. The bank’s underlying financial performance was solid but was offset by higher provisions for credit losses, and we did not fully meet our financial targets for the year. BMO has a long history of superior credit management, and that has not changed. Its track record of strong risk management and performance is well established, the leadership team has kept credit discipline at the forefront, and the committee is satisfied with management’s actions to move the business into 2025 with a renewed position of strength.

BMO has built a clear, competitive advantage in a highly fragmented U.S. market, capturing new client opportunities across its footprint and providing award-winning digital experiences that are guided by a deep understanding of our customers’ needs. These are all drivers of long-term shareholder value.

Compensation is an important tool the committee uses to drive and reinforce these successes, and I’d like to summarize how the bank performed in 2024 and the impact this had on executive pay.

Lorraine Mitchelmore

Chair of the Human Resources Committee

BMO’s Purpose

Boldly Grow the Good in business and life

>	for a thriving economy
>	for a sustainable future
>	for an inclusive society

BMO’s Strategic Priorities

>	World-class loyalty and growth, powered by One Client leadership, bringing the full suite of BMO’s products, services and advice to our clients
>	Winning culture driven by alignment, empowerment and recognition
>	Digital First for speed, scale and elimination of complexity
>	Be our clients’ lead partner in the transition to a net zero world
>	Superior management of risk, capital and funding performance

Committee focus in 2024

The Human Resources Committee oversees the bank’s human resources strategy and its key areas of focus are talent, culture and compensation. These elements support the building of a digitally enabled, future-ready bank with leading efficiency, profitability and loyalty – powered by a winning culture that is anchored by its Purpose and guided by its values.

Talent – Strong execution fuels the success of BMO’s strategy – requiring exceptional talent – and the committee has stewardship over changes to the senior executive team.

In 2024, our disciplined succession planning and leadership readiness were reflected in the appointment of our Chief Auditor. The committee also oversees the talent management practices that support and accelerate growth, in alignment with BMO’s strategic priorities. We augmented talent and capabilities by adding new leaders and teams in the U.S. who have deep expertise in key areas such as private wealth and commercial banking. We also harnessed our culture of innovation with the appointment of an Artificial Intelligence (AI) and Data Officer, who is enabling our AI roadmap to create a differentiated digital experience for our customers and employees.

Culture – The committee continued to oversee the evolution of BMO’s high-performing, winning culture, and the role senior management plays in fostering a strong risk culture. The bank’s winning culture survey results place it amongst leading global companies in specific areas and confirm our employees are engaged, continue to feel cared for at work, and have a strong sense of inclusion. Employee engagement and our winning culture are critical enablers to sustained business performance and advancing our Purpose and we’re proud to have been recognized this year as one of the Most Admired Corporate Cultures in Canada by Waterstone Human Capital.

40	Bank of Montreal Management Proxy Circular 2025

BMO’s ethical business practices were recognized again this year by Ethisphere, underscoring the commitment to operate with transparency, good governance and integrity. The bank also made important strides in driving One Client leadership, deepening client relationships through an integrated coverage approach, and building sustained strong customer loyalty.

Compensation – Compensation reinforces BMO’s strategy, driving executives to success in alignment with the interests of our shareholders and the bank’s long-term success. In 2024, the committee reviewed and maintained compensation practices that are market competitive and which support and incentivize balanced risk-taking. The committee also oversaw the launch of management’s review of its executive incentive plan to ensure it continues to align the interests of executives with BMO’s risk and financial performance, strategy and shareholder value creation.

2024 Performance

The committee assesses annual performance in three areas, all of which have an impact on executive pay. Performance against financial goals accounts for 75% of executive variable pay funding, and performance against our strategic objectives accounts for the other 25%. Additionally, performance on total shareholder return compared with our Canadian banking peers can increase or decrease that variable pay outcome by up to 20% (see page 52 for more information). The committee also reviews secondary considerations not explicitly included in the business performance factor calculations for the bank or operating groups, including absolute and relative financial performance, inappropriate risk-taking, and non-compliance with statutory, regulatory, or supervisory guidance, or BMO’s code of conduct.

1. Financial performance

Financial results can fall within a range of predetermined variable pay outcomes, both above and below the goals set at the beginning of the year. The financial goals we set each year are based on our strategy and incorporate our customers’ evolving needs, the market-based opportunities available across our lines of business, the prevailing economic environment, our medium-term financial objectives and BMO’s risk appetite. In 2024, when setting goals BMO took into consideration an uncertain economic outlook and a projected prolonged period of high interest rates, among other relevant macroeconomic factors.

For compensation purposes, our financial results for return on equity (ROE) of 10.5%1, earnings per share growth of -14.3%1 and efficiency ratio of 58.6%1 did not fully meet our goals.

1)	Adjusted results, measures and ratios are non-GAAP measures or ratios. Please see footnotes 1, 2, and 3 on page 59 of this circular for additional information.

2. Performance against our fiscal 2024 strategic objectives

BMO’s performance on its strategic priorities for 2024 exceeded expectations. You can read more about these outcomes on pages 60 and 61.

World-class client loyalty and growth, powered by One Client Leadership: We advanced One Client leadership enabling customers to access the full value of the bank. The bank delivered market share growth in Canadian Personal and Commercial (P&C) Banking supported by record year-over-year growth in customer acquisition and grew market share in key categories, including deposits, mortgages and credit cards. In U.S. P&C, BMO achieved strong customer acquisition and added new capabilities across the country and in our Western markets, including California. BMO also continued to address the barriers faced by underserved businesses, communities and families, fostering community engagement and creating meaningful local change. In these areas BMO continued to be recognized on a global stage with numerous awards in 2024.

Winning culture driven by alignment, empowerment and recognition: BMO made progress in building a strong workplace culture, maintaining strong employee engagement index scores. BMO also advanced its Zero Barriers to Inclusion strategy through investments, financial products and services, and partnerships that remove systemic barriers for underserved customers, employees and communities – and drive inclusion and equitable growth for everyone. For seven years running, BMO has been recognized as one of the World’s Most Ethical Companies by Ethisphere, a global leader in defining and advancing the standards of ethical business practices. This year, BMO was again the only bank in Canada – and one of only four worldwide – to be honoured.

Digital First for speed, scale and elimination of complexity: BMO continued driving tangible customer and business value through our Digital First strategy, focused on delivering speed and scale to enable progress for our customers, unlocking the power of our people, and harnessing the potential of emerging technologies like AI and quantum computing – all to drive leading loyalty, growth and efficiency. Our strength in digital innovation was recognized among Fast Company’s list of the World’s Most Innovative Companies of 2024, and with digital customer experience awards from The Digital Banker for our leadership in digital innovation. BMO continues to build a digitally enabled, future-ready bank with innovations strongly supporting our customers’ financial progress.

Be our clients’ lead partner in the transition to a net zero world: BMO established a Sustainable Banking and Clean Energy team in the North American Commercial Bank, rolled out climate finance training, furthered the integration of climate risk across risk types and advanced climate-related initiatives across sectors. We expanded the Greener Future Financing program to help small and medium-sized agriculture businesses build future-ready, climate resilient operations. We evolved our approach to sustainable finance with a new Sustainable Bond Framework and a new Sustainability and Climate Finance Framework as BMO continued to make progress on its ambition to be our clients’ lead partner in the transition to a net zero world.

Superior management of risk, capital and funding performance: Financial results were impacted by provisions for credit losses above our historical range as certain client cohorts were negatively impacted by prolonged elevated interest rates, tightening credit conditions, as well as shifting consumer demand for products and services. Management of risk was a key focus in 2024, with management actions ongoing to support our credit performance. The bank has also maintained strong liquidity positions, managing risk, capital, and funding through a period of instability. BMO remained focused on its

Bank of Montreal Management Proxy Circular 2025	41

goals to streamline capital allocation and use, and to improve return on capital while effectively managing risk. The bank also continued to protect its clients against cyber fraud, and, importantly, continued to enhance risk management practices to meet evolving regulatory expectations, including those related to Category III banks in the U.S.

3. Relative performance

We use BMO’s relative three-year TSR performance to modify variable pay funding for executives, all in support of our goal of delivering sustained, top-tier shareholder performance. For compensation purposes, our three-year annualized TSR was 3.3%, ranking BMO fifth among our Canadian banking peers, down from first in 2023, resulting in a 10% decrease in the calculated multiplier.

2024 compensation results

BMO delivered solid underlying operating performance reflecting our fundamental strength and the diversification of our businesses. Overall results were impacted by elevated provisions for credit losses that were above our historical range. While we did not fully achieve our financial goals, we exceeded expectations on our 2024 strategic objectives. Combined with the three-year relative TSR, the calculated variable pay funding multiplier for the total bank was 78%.

After a review of secondary considerations, the committee determined that management delivered on the majority of BMO’s critical priorities in 2024 while also responding effectively to unplanned challenges. As a result, it exercised its discretion to increase the final multiplier calculation by 2 percentage points, leading to a final variable pay funding multiplier of 80% for the total bank. You can read more about how we calculated the 2024 multiplier starting on page 58. Based on these results, pay for our named executive officers (NEOs) was down year over year, aligned with BMO’s underlying performance for the year.

The majority of the variable pay awarded to senior executives is deferred compensation that will be adjusted again for performance before it pays out. Performance-based adjustments will be made to all performance share units at the time they vest based on BMO’s three-year average adjusted ROE results against mid-term ROE financial goals.

2024 named executives officers (NEOs)

•	Darryl White, Chief Executive Officer
•	Tayfun Tuzun, Chief Financial Officer
•	Alan Tannenbaum, Chief Executive Officer & Group Head, BMO Capital Markets
•	Ernie Johannson, Group Head, North American Personal & Business Banking
•	Steve Tennyson, Chief Technology & Operations Officer

2024 CEO compensation

Darryl White is an inspiring leader with a clear strategy and a highly committed executive team. The board remains pleased with his performance and 2024 was no different. He demonstrated exceptional leadership in navigating a challenging operating environment and executed against BMO’s long-term strategy. We saw One Client leadership take hold in 2024, we recognize BMO’s momentum, and we are confident in its North American growth strategy. The strength of the bank’s culture, customer loyalty, disciplined approach to risk management, expense discipline, and capital strength and stability support its competitive position. While credit performance deteriorated more than anticipated, it is a key area of focus that continues to be actively managed.

The strategic delivery of award-winning digital innovation in support of customers’ financial progress, combined with BMO’s scale and highly visible North American brand, further differentiate the bank as well.

After an assessment of his performance against his 2024 goals, the committee recommended that Darryl’s variable pay be awarded at 80% of his target, aligned with the final result of the executive variable pay funding multiplier. This resulted in total direct compensation for 2024 of $9.62 million, with $1.1 million in base salary and $8.52 million in variable pay.

You can find more details about Darryl White’s 2024 compensation starting on page 64, along with a review of how his pay has aligned with shareholder interests over time.

Feedback from shareholders

The committee communicates regularly with shareholders, industry groups and other interested parties. We welcome these discussions and continue to look for ways to incorporate your comments into our programs, thank you again for your feedback this year. On behalf of the committee, I am pleased to report that shareholders have continued to express confidence in how we compensate our executives, with their vote of support on our approach to executive compensation at last year’s annual meeting remaining strong at 94.26%.

Focus for 2025

The committee’s focus in 2025 will include a review and redesign of the executive incentive plan for implementation in fiscal 2026. The plan is being reviewed to ensure it remains market competitive and aligned with the bank’s strategy, Purpose, and strong risk culture.

We remain confident that BMO is well positioned for future growth.

As always, I welcome your feedback on the committee’s activities and decisions and thank you for your confidence.

Lorraine Mitchelmore

Chair of the Human Resources Committee

42	Bank of Montreal Management Proxy Circular 2025

Compensation Governance and Oversight

The Human Resources Committee oversees and approves the bank’s human resources strategies, including talent management, health and well-being, and compensation, and plays an important role in corporate governance. See page 37 for information about the committee and its activities this year.

Six independent directors serve on the committee, and the average committee tenure is 7 years. All of the committee members meet the NYSE requirements for compensation committee independence, which were established in 2013.

Human Resources Committee (see pages 10 to 16 for biographies)	Committee member since

Lorraine Mitchelmore (Committee chair since 2020)	2016

George A. Cope	2010

Stephen Dent	2024

Christine Edwards (also a member 2011-2014)	2015

David Harquail	2023

Eric R. La Flèche	2019

Qualified directors

To ensure the committee has the expertise it needs to carry out its mandate, committee members are required to have a thorough understanding of the issues relating to human resources and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee reviews the mix of skills and experience of the directors on the Human Resources Committee every year to ensure the mix remains appropriate, and on April 16, 2024, appointed Stephen Dent to the committee.

The table below outlines the experience of the current members of the Human Resources Committee. All members have risk management and sustainability experience, have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and have served on the compensation committees of other public companies.

Number of committee members with specific experience or expertise

Human resources	6 of 6

Risk management	6 of 6

Environmental, social or governance	6 of 6

Accounting and finance	6 of 6

Executive leadership	6 of 6

Supporting a culture of prudent and measured risk-taking

One of BMO’s strategic priorities is superior management of risk, capital and funding performance, and this priority carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and three of the current members also serve on the Risk Review Committee.

You can read more about the directors in the profiles starting on page 10, and the committee and its activities in 2024 on page 37.

BMO’s practices strengthen the alignment of compensation with our strategic priorities and performance, all within a culture of prudent risk-taking and responsible and sustainable growth. These practices are built into all aspects of the compensation program: plan design, review and approval of variable pay funding, determination of individual awards, and clawback and forfeiture policies. You can read more about these on page 57.

Read more about how the bank’s compensation policies and practices support a sound risk culture aligned with prudent risk- taking starting on page 55.

Committee members are also BMO shareholders

All of the committee members exceed the bank’s share ownership requirements for directors (see page 32).

Bank of Montreal Management Proxy Circular 2025	43

Effective oversight

The board understands BMO’s role in contributing to the soundness and stability of the financial markets in which BMO operates, and the need to achieve BMO’s financial success while maintaining its commitments to communities, employees, customers, the environment and other interested parties.

The committee has a formal process for overseeing BMO’s compensation policies and practices to make sure they support the bank’s strategic priorities, while also appropriately managing the current and future risks associated with the design and execution of incentive compensation plans and their outcomes (see page 47).

Subsidiary governance

BMO promotes a strong connection between overall enterprise and subsidiary governance. For example, the chair of the Human Resources Committee holds joint meetings with BMO Financial Corp.’s (U.S.) Human Resources Committee chair, which helps both organizations perform better. See page 21 for more about subsidiary governance.

In addition to working with management and the bank’s oversight committees (see below), the committee works with an external compensation advisor every year to acquire an independent view of best practices, BMO’s executive compensation program and compensation decisions. The committee takes into consideration the information and recommendations the advisor provides, but also other factors, and is ultimately responsible for its own decisions.

Board

Approves the bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. Gives the final approval on compensation decisions for the CEO.

▲
Independent compensation advisor Provides annual independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions.	▶	Human Resources Committee

Governs and oversees the bank’s material compensation plans on behalf of the Board of Directors, assessing the alignment of pay with performance and whether risk-taking is prudent, supporting the bank in achieving its goals and aligning with the interests of shareholders.

▲
Independent third party Conducts a review of BMO’s material compensation plans to ensure the plan terms and decision-making processes are sound.	▶	Management oversight committees

Control function leaders are actively involved in reviewing variable pay design and the annual compensation decision-making process, including assessing risk and other control function inputs. There are committees at the enterprise level, and in the U.S. and the UK.

About the management oversight committees

Management oversight committees are actively involved in reviewing variable pay design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	Identifying the criteria for roles that can have a material impact on the bank’s risk profile
•	Providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	Assessing risk and other control function inputs when recommending variable pay funding
•	Making recommendations for discretionary adjustments to variable pay awards as appropriate
•	Reviewing international regulatory requirements

See page 47 for more information about the role the management oversight committees play in the annual decision-making process.

Enterprise Compensation Oversight Committee

•	Established in 2011
•	Includes BMO’s Chief Risk Officer, Chief Financial Officer, General Counsel, Chief Compliance Officer and senior leaders from Human Resources, along with the Chief Auditor as an observer
•	Met five times in 2024

There are also management oversight committees in the U.S. and the UK to govern the variable pay design and compensation decision-making process in these jurisdictions.

44	Bank of Montreal Management Proxy Circular 2025

Independent advice

The committee has used Pay Governance LLC as its exclusive advisor on compensation issues since 2008. Pay Governance is an independent and unaffiliated executive compensation advisory firm and does not undertake any work for management.

The committee assesses the performance of Pay Governance every year. In 2024, the committee was satisfied with the following committee-related work which the advisor provided:

•	Assessed the level of difficulty of the annual plan goals used for variable pay funding against internal and external perspectives
•	Provided independent review and advice on the bank’s material compensation plans, including the executive plans, CEO compensation and the CEO’s compensation recommendations for senior executives and oversight function heads
•	Reviewed the management proxy circular
•	Regularly participated in Human Resources Committee meetings, including time with individual members

	Billed in 2024		Billed in 2023

Executive compensation-related fees	US$	224,831	US$	245,100

All other fees		$0		$0

To make sure its compensation advisor is independent from the bank, the committee:

•	Reviews the advisor’s independence every year
•	Sets the advisor’s mandate and fees
•	Requires the advisor to obtain written approval from the committee chair if the advisor is called upon to provide services to management
•	Does not approve work that, in the committee’s view, could compromise the advisor’s independence
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor

Sound policies and practices

The committee is satisfied that:

•	BMO’s compensation policies and practices effectively align executive compensation with our strategic priorities and performance
•	BMO’s compensation policies and practices do not encourage any executive or employee to take excessive risks
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank

The committee also reviews the advisor’s independence against the U.S. SEC’s six requirements for independence, and confirmed in 2024 that the advisor:

•	Does not provide other services to BMO
•	Has effective policies and procedures to prevent conflicts of interest
•	Has no business or personal relationships with a committee member
•	Has no business or personal relationships with an executive officer of BMO
•	Does not own BMO shares
•	Bills fees to BMO that are within an acceptable range, and that make up only a small percentage of its total revenue

The committee’s oversight process involves management and three oversight committees and incorporates independent advice from third parties, all contributing to proper and effective oversight.

BMO’s compensation policies and practices are also aligned with the standards and guidelines required by regulators and informed by industry best practices:

•	Principles for Sound Compensation Practices, issued by the Financial Stability Board (FSB)
•	Office of the Superintendent of Financial Institutions’ (OSFI’s) practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, jointly issued by U.S. banking agencies
•	International regulations and guidelines for financial institution compensation policies and practices in the other jurisdictions where we work, including China, France, Hong Kong, Ireland, Singapore and the UK

Additional third-party reviews

An independent third party also carries out periodic reviews of the bank’s material compensation plans to confirm the soundness of BMO’s compensation policies and their alignment with regulatory requirements and guidelines.

In 2024, Global Governance Advisors (GGA) reviewed two of BMO’s material compensation plans and reported that BMO continues to align with the FSB’s Principles and requirements from OSFI and the U.S. Federal Reserve. GGA’s review further confirmed that incentive payouts are well aligned to BMO’s business outcomes and do not promote excessive risk taking and included:

•	Assessing variable pay design
•	Assessing plan changes against regulatory requirements
•	Performing stress testing and back testing, payout curve analysis, and scenario analysis, as well as assessing whether the plans encourage excessive risk-taking

Bank of Montreal Management Proxy Circular 2025	45

BMO’s Approach to Executive Compensation

The board believes that BMO’s success depends on the strength and performance of its people. Executive compensation is a well-governed, disciplined process – an important tool we use to reinforce our Purpose and drive both the success of our people and the long-term success of our business strategies.

Executive compensation at BMO is based on four core principles

The committee has approved the structure of BMO’s executive compensation program and policies to support the bank’s strategic priorities and give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Executives earn more when results are above our performance goals, and less when they are below. This is accomplished by aligning variable pay awards and their payouts to performance against bank, operating group and individual performance goals that support the execution of our strategic priorities. The committee also considers other financial factors, such as BMO’s relative performance and the quality of its earnings, to assess performance and confirm that awards and payouts align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 48)	Link compensation to bank performance (see page 51)	Encourage a long-term view to increase shareholder value (see page 54)	Align with prudent risk-taking (see page 55)

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives.	Executive compensation design and implementation must align with BMO’s strategic priorities, and link to both bank and operating group performance.	A significant portion of variable pay for each executive is equity-based. There are share ownership requirements for each executive.

Compensation structure does not encourage excessive risk- taking and rewards appropriate use of capital.

Each executive’s variable pay can be clawed back or forfeited, and a significant portion is deferred.

Executive compensation and sustainability

Sustainability is integrated into BMO’s executive compensation design, as part of the integration of strategic business and risk management considerations. Twenty-five percent of executive variable pay funding is tied to the achievement of our strategic objectives, which align to strategic priorities, including our Climate Ambition. Variable pay awards for individual executives are also based on achievement against their annual goals, including any individual goals related to sustainability. See page 60 to read about our performance against strategic objectives for 2024.

46	Bank of Montreal Management Proxy Circular 2025

Annual decision-making process

Each year, the committee undertakes a formal six-step process for sound governance of its compensation policies and decision-making process.

1. Review corporate strategy

The board reviews and approves the bank’s strategic plans, including key initiatives, opportunities and risks (which include sustainability considerations), risk appetite framework, competitive position, financial projections and other key performance indicators for each operating group. The board works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses the alignment of the priorities with management.

2. Set performance goals and strategic objectives for the variable pay plans to align with strategy

The CEO and management recommend the business performance measures, performance goals and weightings for each operating group, as well as strategic objectives. These goals and objectives support the bank’s overall priorities and commitment to pursuing growth sustainably and responsibly, are aligned with and assessed against the bank’s risk appetite, and drive variable pay funding. Performance goals and strategic objectives are reviewed by the management oversight committees, which include control functions, before they are recommended to the Human Resources Committee for approval.

3. Review variable pay plan changes and set target variable pay levels for executives

The committee reviews changes to variable pay plan designs and approves target variable pay and individual performance goals for senior executives that align to our strategic priorities, and recommends the CEO’s target variable pay and individual performance goals to the board for approval.

4. Review and approve business performance factors used to adjust variable pay

Finance determines the business results and calculates the:

•  Performance factor for the achievement of financial goals

•  Relative performance modifier (TSR)

•  Performance factor used to adjust the payout of performance share units (PSUs) when they vest

Management reviews performance against strategic objectives and recommends the performance factor to the committee.

Management and the management oversight committees work together to:

•  Consider risk implications when assessing the business performance factor and relative performance modifier used to calculate variable pay

•  Recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviour aligned with our commitment to our community, our employees, our customers, the environment and other interested parties

•  Perform an annual review of business events that have exceeded predefined risk and compliance thresholds at both the U.S. and enterprise levels, and may recommend modifications to variable pay funding or individual variable pay awards to the committee

Management and the management oversight committees review and recommend to the CEO variable pay funding for executives. The CEO then presents his recommendations to the committee for approval.

The committee also has the discretion to modify calculated variable pay funding, awards or payouts based on its review and on the management oversight committees’ assessment of other financial and non-financial considerations not explicitly identified in the business performance factor (see page 53).

5. Assess individual performance and award variable pay to senior executives and oversight function heads

The committee:

•  Determines the business performance factor and reviews the calculated result at the end of the year

•  Reviews secondary considerations at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit, to determine if discretion should be applied to variable pay funding or to the variable pay awards calculated for executives

•  Assesses individual performance against the personal goals set at the beginning of the year for the CEO, senior executives and, in collaboration with the Risk Review and Audit and Conduct Review committees, for oversight function heads

•  Recommends the CEO’s final variable pay award to the board

•  Approves variable pay awards for senior executives and oversight function heads, and reviews variable pay awards for other top earners across the bank

6. Ongoing risk review (see page 55)

Various activities help make sure risk considerations are included in the compensation decision-making process and support the work of the committee:

•  The Risk Review Committee:

•  Regularly assesses the bank’s key risk positions, risk appetite statement and approved exposure limits

•  Receives quarterly presentations on the bank’s risk management processes

•  Three members of the Risk Review Committee are also members of the Human Resources Committee, which leverages that participation to help inform compensation decisions.

•  The management oversight committees review the criteria for identifying material compensation plans and material risk events at the regional, enterprise and operating group level and by line of business. Material risk events, such as financial losses and violations of law or standards of conduct or risk management controls, can affect variable pay awards or payouts. These reviews consider the effects on variable pay funding or individual variable pay awards and whether additional adjustments are required.

Bank of Montreal Management Proxy Circular 2025	47

PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives

BMO’s executive compensation program is designed to be competitive with the market in order to attract and retain the top talent needed to execute the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION				BENEFITS

FIXED PAY	VARIABLE PAY

BMO also offers eligible employees market competitive benefits and retirement savings, Employee Share Ownership Programs (Canada, UK and Ireland) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities as ambassadors of the bank.

Salary	Short-term incentive	Mid-term incentive	Long-term incentive

The base level of pay given for carrying out day-to-day responsibilities based on each executive’s level of responsibility, skills, experience, and market competitiveness. Paid as a fixed amount of cash.

All variable pay awards are adjusted up or down according to the achievement of financial goals and strategic objectives tied to our strategy.

The amount allocated to short-term, mid-term and long-term incentives for each executive is set as a fixed percentage of total variable pay based on job level. For more information about the mix for the CEO and other senior executives, please see page 54. The committee does not consider the mid-term and long-term incentives the executive currently holds when determining new awards.

The following tables detail each element of BMO’s variable pay program.

Variable pay: short-term, mid-term and long-term incentives

Short-term incentive

Performance-based incentive that motivates performance measured against annual goals that are tied to BMO’s strategy.

Who participates	• All executives.

Type of award

•  Cash bonus, paid after fiscal year-end results are assessed, usually in December. Target awards are adjusted up or down based on bank and operating group performance for the fiscal year (see page 52).

Payout

•  Can be fully or partially reduced or clawed back (see page 57 for details).

•  Before the start of the fiscal year, participants can elect to defer their bonus into deferred share units (see page 49). This decision is irreversible.

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Mid-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a three-year term. Mid-term incentives are adjusted for performance at grant and again at vesting and payout.

	Performance share units (PSUs)	Restricted share units (RSUs)

Who participates	• Senior executives.	• Bank executives below the senior executive level.

Type of award

•  Phantom share units are directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down depending on bank and operating group performance in the fiscal year they are awarded (see page 52).

•  PSUs are granted using a 20-trading day volume- weighted average price of BMO common shares on the TSX prior to the grant date.

•  Phantom share units are directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down depending on bank and operating group performance in the fiscal year they are awarded (see page 52).

•  RSUs are granted using a 20-trading day volume- weighted average price of BMO common shares on the TSX prior to the grant date.

Vesting and payout

•  Vesting occurs at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The final payout depends on our future performance: it is adjusted up or down (up to +/-20%) based on the bank’s average adjusted(1) return on equity (ROE) over the three-year term, compared to the target set at the beginning of the term.

•  The payout is calculated by multiplying the units that vest by a 20-day volume-weighted average closing price of BMO common shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 57 for details).

•  Vesting occurs at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The payout is calculated by multiplying the units that vest by a 20-day volume-weighted average closing price of BMO common shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 57 for details).

(1)

Adjusted ROE is calculated as adjusted net income, less preferred share dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Adjusted results and measures are non-GAAP amounts or ratios as discussed on page 59 of this circular, and in the Non-GAAP and Other Financial Measures section starting on page 21 of our 2024 Annual MD&A. Please see footnotes 1, 2, and 3 on page 59 of this circular for additional information.

Long-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 10-year term or longer. Long-term incentives are adjusted for performance at grant and again at vesting and payout.

	Stock options	Deferred share units (DSUs)

Who participates	• Senior Vice-Presidents and above.	• All bank executives.

Type of award

•  Options give executives the right to buy BMO common shares at some future date, at a set price (the exercise price).

•  Target awards are adjusted up or down depending on bank and operating group performance in the fiscal year they are awarded (see page 52).

•  Options are granted based on the closing price of BMO’s common shares on the TSX on the day before the date of the grant and their fair value factor.

•  Executives may voluntarily elect to defer all or a portion of their short-term incentive into phantom share units directly linked to the price of BMO common shares.

•  Units earn dividend equivalents that are credited as additional units.

Vesting and payout

•  Options vest in equal tranches of 50% on the third and fourth anniversaries of the award, and expire at the end of 10 years.

•  The payout of an option is based on the difference between its exercise price and the market price of BMO common shares on the TSX on the day the option is exercised.

•  All options can be forfeited or clawed back (see page 57 for details).

•  Units vest immediately, but pay out only after the executive’s employment with BMO ends.

•  The payout is calculated by multiplying the number of units awarded, plus any dividend equivalents earned, by the market price of BMO shares on the TSX at redemption.

•  All units can be forfeited or clawed back (see page 57 for details).

Bank of Montreal Management Proxy Circular 2025	49

Competitive with our peers

The committee assesses the competitiveness of BMO’s compensation program by comparing it with a Canadian peer group of the largest Canadian banks and insurance companies for Canada-based executives, and to a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses other financial services surveys and general industry surveys of non-industry specific roles to benchmark competitive pay more broadly.

The primary peer group for Canadian executives (see table below) is also used to measure BMO’s relative performance for variable pay, as the companies that comprise it are the largest banks in Canada and are the most comparable to BMO, based on their operations and size.

For the CEO, the committee reviews the largest Canadian banks as the primary peer group. For secondary information, the committee also considers the compensation practices of Canada-based insurance companies, companies listed on the S&P/TSX 60 with similar market capitalization, the primary peer group used for U.S. executives, and the ratio of CEO pay to that of other employees of the bank and to the Canadian median family income, as well as other factors.

When setting the level and mix of compensation for executive roles, the committee reviews market data for comparable positions within the primary group, taking into account the relative performance and size of each institution, and the strategic importance of the role under review. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential. The percentage of variable pay allocated to deferred compensation is determined by the executive’s job level.

The committee and its independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded they were appropriate.

50	Bank of Montreal Management Proxy Circular 2025

PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO’s strategic priorities, and link to both bank and operating group performance

A substantial portion of executive compensation is variable pay in the form of short-term, mid-term and long-term incentives. The amount allocated to each incentive is fixed as a percentage of total variable pay depending on the executive’s level.

Turn to page 52 to see the full variable pay plan design.

Variable pay is adjusted for performance twice, once when it is awarded and again on vesting and payout

Variable pay – which is made up of short-term incentives and mid-term and long-term incentives – is funded based on performance against annual financial goals, objectives tied directly to our strategic priorities, inclusive of key sustainability goals, and our total shareholder return relative to our Canadian banking peers. These measures are described on the pages that follow – turn to page 58 to review the full 2024 scorecard and results, and the impact that performance had on 2024 compensation.

We then assess the performance of individual executives against their annual goals, which cascade down from the bank’s strategic priorities and include sustainability goals that support our commitment to pursuing growth responsibly and sustainably. More specifically, we assess performance against:

•	Quantitative objectives, such as efficiency, return on equity, net income growth, customer loyalty/experience scores, and employee engagement
•	Qualitative objectives, such as the executive’s contribution to the organization through leadership; demonstrated commitment to teamwork, innovation and sound governance practices, inclusion; and behaviour aligned with our commitment to our community, employees, customers, the environment and other interested parties.

Managers use their discretion to increase, decrease or eliminate the variable pay awarded to individuals reporting to them, as long as it does not exceed the total variable pay funding calculated for the group. The committee may do the same for senior executives and oversight function heads, and only the board has the discretion to modify or eliminate variable pay for the CEO.

Finally, mid-term and long-term incentives are adjusted for performance once more when they vest and pay out:

•	The final payout is tied to BMO’s common share price at payout.
•	PSUs and RSUs earn dividend equivalents over the vesting term that are reinvested as additional units. They vest and payout on the same terms as the PSUs and RSUs that they relate to.
•	PSUs are further adjusted for performance prior to payout – at vesting the payout is adjusted up or down (up to +/-20%) based on the bank’s average adjusted return on equity (ROE) over the three-year term, compared with the target set at the beginning of the term.

How variable pay funding is calculated

Variable pay funding for our executives is adjusted up or down depending on our performance against annual financial goals and our strategic objectives. The variable pay awarded cannot exceed the total variable pay funding approved by the committee.

We calculate the variable pay funding for executives by assessing performance against challenging financial goals that can be achieved within the bank’s risk appetite and its compliance and ethics requirements. BMO’s medium-term financial goals establish a range of expected performance over time. The bank develops its annual business plan with these financial goals in mind, as well as company-specific factors relevant to the particular year. Annual financial goals are then set, with a range of variable pay outcomes above and below the goal. These annual goals are challenging, in keeping with our philosophy of setting a high bar.

We also assess performance against annual strategic objectives, which include sustainability and are tied directly to our strategy, and culture as a bank.

Bank of Montreal Management Proxy Circular 2025	51

Building financial strength and shareholder value		Reinforcing and driving strategy		Delivering total shareholder return		
Target variable pay funding The sum of all executive short-, mid- and long-term incentive targets	**x [**	**Financial goals (75%)** Annual bank and operating group performance is measured against challenging financial goals that can be accomplished within the bank's risk appetite and its compliance and ethics requirements.	**+**	**Strategic objectives (25%)** Total bank performance is assessed against annual objectives that are tied directly to the bank's strategic priorities.	**] x**	**Relative performance modifier (+/-20%)** A key measure of relative value creation for shareholders, our three-year TSR is ranked among Canadian banking peers.	**= Performance-adjusted variable pay funding**

2024 financial performance measures – total bank[1]

Adjusted Return on Equity
25% – key measure of overall profitability

Adjusted EPS Growth[2]
25% – key measure for analyzing earning growth

Adjusted Efficiency Ratio
25% – key measure of how well we are managing expenses

CEO and corporate executives: 100% total bank financial performance

Operating group executives: 50% total bank and 50% operating group financial performance

2024 strategic priorities

> **Winning culture,** driven by alignment, empowerment and recognition

> **Digital First** for speed, scale and elimination of complexity

> **Superior management** of **risk, capital** and **funding** performance

See pages 60 and 61 for our 2024 strategic accomplishments

Canadian Peer Banks

How we calculate three-year TSR

We use the average share prices for the three months ending October 31 at the beginning and end of each performance period (rather than the closing share prices on October 31), to reduce the impact of short-term volatility[3]

(1)

Adjusted measures and ratios are non-GAAP measures or ratios, as discussed on page 59 of this circular and starting on page 21 of our 2024 Annual MD&A. Please see footnotes 1, 2, and 3 on page 59 of this circular for additional information.

(2)	For operating group executives, net income growth of the operating unit (adjusted for compensation purposes) is used in place of EPS growth. It is weighted 25% for all operating groups.
(3)	The calculation of TSR for compensation purposes differs from the TSR reported in our 2024 Annual MD&A, which is based on closing share prices on October 31 only, and not an average share price.

52	Bank of Montreal Management Proxy Circular 2025

+/− Secondary considerations

The management oversight committees:

- Present information to the committee about secondary considerations not explicitly included in the business performance factor calculations for the bank and each operating group.
- May recommend increasing or decreasing variable pay funding and/or individual variable pay awards depending on bank and operating group performance against its risk appetite statement.

Secondary considerations can include the items listed below, among others.

+/− Discretion

See the sidebar on this page for a more detailed discussion about discretion.

= Final variable pay funding

Ranges from 0% to a maximum of 150% of the target variable pay funding.

1. Other financial and non-financial performance

- Significant non-recurring items (not identified as adjusting items)
- Impact of acquisitions and divestitures (see page 59)
- Provision for credit losses on impaired loans compared with plan/expectations
- People leadership
- Future growth/earnings quality metrics
- Bank and operating group audit/compliance results

2. Performance against Canadian competitors (adjusted)(1)

- EPS growth
- Net income growth
- ROE (regulatory basis)
- Provisions for credit losses as a percentage of loans and acceptances and impact of provisions or recoveries on performing loans
- Revenue growth
- Expense growth

3. Risk review results

Management takes into consideration:

- Reviews of material risk events throughout the year, along with the conduct of those involved
- Assessments by the Chief Risk Officer, which include a review and analysis of eight main risk factors during and at the end of the year (see page 55 for the eight main types of risk and a more detailed discussion of the risk reviews)

(1) Each of these measures is a non-GAAP measure. Please see footnotes 1, 2, and 3 on page 59 of this circular and refer to the Non-GAAP and Other Financial Measures section starting on page 21 of the 2024 Annual MD&A for additional information.

How the committee can use discretion

As part of the bank’s annual governance process, the committee can use its discretion in three ways:

1. Variable pay funding: To modify calculated variable pay funding up or down based on its assessment and information received from the management oversight committees.

2. Individual awards: To modify variable pay awards up or down for individual executives.

3. Payouts of mid-term and long-term incentives: To reduce the payout of mid-term and long-term incentives that are vesting, including PSUs, down to 0%.

Role of Management Oversight Committees

The management oversight committees provide information on four key factors for the Human Resources Committee to consider when assessing performance and determining whether to exercise its discretion based on:

Performance – Poor financial performance, either absolute or relative, that is significant, sustained or not aligned with the overall risk appetite of the bank

Risk – Material failures are identified by the risk management controls of the bank, or inappropriate risk-taking has been found to occur (see page 55 for more about risk)

Compliance – Non-compliance with statutory, regulatory or supervisory standards that results in enforcement actions, litigation or financial restatement

Conduct – Misconduct, fraud or intentional misrepresentation of information

See page 47 for more information about the Human Resources Committee’s compensation decision-making process.

Bank of Montreal Management Proxy Circular 2025	53

PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based and share ownership requirements for each executive are mandated

A significant portion of variable pay is allocated to mid-term and long-term incentives, which are equity-based and deferred (see page 49). This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages prudent risk-taking and retention because future payouts may be affected by an executive’s current decisions.

Emphasis on deferred compensation

Making a significant portion of executive pay variable and deferred ties compensation to longer-term performance.

The amount of variable pay deferred to mid-term and long-term incentives is based on the executive’s job level and reflects the executive’s ability to influence business results over the short term (one year), mid-term (three years) and long term (10 years).

The percentage of variable pay for the CEO and senior executives is significantly higher than for other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank. These more senior executives also have a higher percentage of their variable pay deferred to mid-term and long- term incentives.

Mid-term incentives for the CEO and senior executives are awarded as performance share units (PSUs), which also have performance- based payouts at vesting. PSUs are tied to the performance of BMO’s common share price, and also to the performance of BMO’s average adjusted return on equity (see page 49). This reinforces the bank’s pay-for-performance philosophy.

(1)	Average of the senior executives, not including the CEO & Group Head, BMO Capital Markets

FSB Principles recommend that the bank’s deferred compensation be:

•	At least 60% of total variable pay for senior executives
•	40% to 60% of total variable pay for each material risk-taker (roles that could have a material impact on the bank’s risk profile).

Deferred compensation makes up 73% of the CEO’s total variable pay target and 70% of the senior executives’ total variable pay target, exceeding the FSB Principles guidance.

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their position (five years for Vice-Presidents). Share ownership requirements vary by level, and bank common shares, performance share units, restricted share units and deferred share units can all be used to meet the requirement.

Share ownership requirement
CEO	8.0x salary – must hold for 2 years after taking on a new role, retirement or involuntary termination
Other named executive officers (1)	5.0x salary – must hold for 1 year after taking on a new role, retirement or involuntary termination

(1)	CEO & Group Head, BMO Capital Markets: 1x target total direct compensation

Share ownership for all executives is assessed annually. The CEO and other NEOs currently exceed their requirements (see the profiles of the NEOs beginning on page 64 for details about their holdings).

54	Bank of Montreal Management Proxy Circular 2025

PRINCIPLE: Align with prudent and measured risk-taking

Compensation structure does not encourage excessive risk-taking, and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited, and a significant portion is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Taking an integrated and disciplined approach to risk management is key to developing a strong risk culture and ensuring the success of the bank’s operations.

BMO’s enterprise-wide risk management framework is designed to allow for prudent, measured and sustainable risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance is critical to the framework, and includes a Risk Appetite Framework, risk policies and committees, all of which help to embed a sound risk culture, manage risk and guide employee behaviour and actions toward sound decision-making. You can read more about risk management at BMO in the 2024 Annual MD&A beginning on page 68.

The Risk Appetite Framework, a key element of risk governance, defines the amount of risk that the bank is willing to assume given its guiding principles, thereby supporting the pursuit of sound business initiatives, appropriate returns and targeted growth.

Management develops the Risk Appetite Framework to account for a variety of risks at the enterprise and operating group level, and recommends the framework to the board for approval. BMO’s business strategy, capital planning, performance management and compensation are all aligned and integrated with the bank’s risk appetite.

About the bank’s Risk Appetite Framework

BMO’s Risk Appetite Framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework incorporates eight key risks that could have a material impact on the bank:

• Credit and counterparty • Market • Insurance • Liquidity and funding	• Non-financial (including legal and regulatory) • Strategic • Environmental and social • Reputation

Risk appetite is managed using risk tolerance thresholds at the enterprise and operating group level and by setting risk limits. Executives have individual goals linked to the Risk Appetite Framework.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance as part of its responsibilities (see page 38).

A note about climate risk

Climate change is a transverse risk driver that manifests through BMO’s eight key risks. See our climate reporting for more about how the bank manages climate risk.

Managing compensation

The board’s Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank’s Risk Appetite Framework and supports the bank’s requirements on compliance and ethics.

The committee manages current and future alignment of compensation with risk appetite in four ways:

Managing compensation
1 Design of variable pay plans	2 Determining variable pay funding	3 Determining individual variable pay awards	4 Design and use of BMO’s clawback and forfeiture policies

Bank of Montreal Management Proxy Circular 2025	55

1. Plan design

The management oversight committees (see page 44) review the design of the material variable pay plans to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing variable pay funding and variable pay awards.

The executive compensation program includes several design features to promote strong practices for prudent risk-taking:

•	A significant portion of variable pay is deferred.
•	Stock options are limited to no more than 20% of total variable pay for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents, are limited to no more than 10% of their total variable pay.
•	Variable pay funding is based on primary and secondary measures that include a forward-looking assessment of risk.
•	Both absolute and relative performance are used to determine variable pay funding.
•	There is a cap on variable pay funding.
•	Individual variable pay awards for executives are capped.
•	Return on equity, a primary performance measure used for determining variable pay, is also used to determine the value of performance share unit payouts for senior executives and the CEO.

Stress testing

BMO employs rigorous stress testing in the course of business planning and when setting the financial goals tied to variable pay funding. The bank conducts stress testing at three stages to help make sure variable pay decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests impacts when designing and/or redesigning variable pay plans.
•	Reviews the impact of year-end variable pay calculations on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material variable pay plans, and to confirm alignment of the plans with the FSB Principles.

Independence of control functions

Variable pay for employees in governance and control functions in Enterprise Risk and Portfolio Management, Finance, Audit, Legal, Regulatory Compliance & Procurement, Human Resources and other corporate and technology functions is tied to overall bank performance and performance against individual objectives.

These employees do not report into the operating groups they support, nor does the success or financial performance of the business areas they support or monitor directly impact the assessment of their performance or compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Variable pay funding

Variable pay funding for executives is based on performance against annual financial goals, as well as objectives tied directly to our strategic priorities (see page 52). Performance measures and goals are set within the bank’s risk appetite framework, using risk tolerance thresholds and limits. They are established through a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial goals and that helps the bank evaluate risk-adjusted returns. Performance against these goals has a direct impact on variable pay funding.

For example:

•	Business results are reviewed against criteria for key risks.
•	Return on equity is a primary and secondary measure.

At the end of each year, the committee undertakes a risk review and may modify calculated variable pay funding, and/or require forfeiture of any unvested mid-term or long-term incentive awards, and/or claw back all or a portion of variable pay awards that have already vested and/or paid out, as appropriate. The committee considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management oversight committees (their review of material risk events during and at the end of the year, and alignment with overall risk appetite and other risk measures).

As part of this review, the committee also considers other financial, environmental and social factors for the bank and each operating group to determine whether further modifications to calculated results are appropriate.

3. Individual awards

The committee conducts a year-end review of the individual performance and variable pay of senior executives and oversight function heads, and the total variable pay of other top earners across the bank. As part of this review, the committee assesses any risk, compliance, conduct, audit or financial factors when determining whether to exercise its discretion to modify individual variable pay awards.

The committee also reviews mid-term and long-term incentives before they vest and pay out and considers whether forfeitures are appropriate.

Finally, the board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to determine whether each operating group’s risk profile is consistent with the bank’s risk appetite and the board’s risk expectations before approving final incentive awards for the CEO.

4. Clawback and forfeiture

BMO’s Clawback and Recoupment Policy, which covers the clawback of cash compensation and the forfeiture provisions in all of our equity compensation plans, helps mitigate current and future risks.

56	Bank of Montreal Management Proxy Circular 2025

	Who it applies to	How it works

Clawback

Cash	Executives, BMO Capital Markets employees at the Managing Director level and above and all Material Risk Employees

All or part of the variable pay awarded or that has vested and paid out in the past three years can be clawed back when:

•  The bank restates its annual or quarterly financial statements due to material non-compliance with a financial reporting requirement under securities laws. Since 2023, if there is such a restatement, a clawback will be applied to senior officers(1)

•  Employee misconduct or inappropriate risk-taking or management of risk results in or could result in significant financial or reputational harm to the bank, or

•  If required by law

Forfeiture

Equity	All mid-term and long-term incentive plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested stock options may be forfeited when:

•  The bank uncovers inappropriate risk-taking by a participant

•  A participant resigns or is terminated for cause

•  It is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination

•  A participant who retires or whose employment has been terminated without cause breaks the restrictive covenants agreed to at grant

•  The bank restates its annual or quarterly financial statements due to material non-compliance with a financial reporting requirement under securities laws. Since 2023, if there is such a restatement, a clawback will be applied to senior officers(1)

Other policies and mechanisms

Anti-hedging	All mid-term and long-term incentive plan participants

To maintain alignment between pay and performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds) to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentives or other BMO shares or securities they hold.

Individual performance considerations	All employees

Managers consider BMO’s Code of Conduct, our applicable expectations for risk, and audit and compliance accountabilities when conducting individual performance assessments and making variable pay decisions.

Limits on guarantees	All employees	Variable pay for new employees may only be guaranteed for up to 12 months from time of hire, which the committee considers to be sufficient time to transition into the bank.

Change of control(2)	All mid-term and long-term incentive plan participants

To mitigate risks influenced by compensation, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control, and the participant is terminated without cause within 24 months of a change of control. Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)	In accordance with the U.S. Securities Exchange Act and the NYSE listing standards.
(2)

Change of control occurs in the following circumstances: (i) 50% or more of the bank’s outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank occurs, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular 2025	57

2024 Performance and Compensation

2024 Variable pay

The table below shows the impact of 2024 performance on variable pay for executives and is based on total bank performance against financial goals and strategic objectives. Operating group results are discussed in the executive profiles starting on page 64.

In 2024, the bank’s underlying financial performance was solid, but was offset by higher provisions for credit losses, in part due to a prolonged period of high interest rates, which also contributed to a more challenging U.S. banking market. In this context, the bank did not fully achieve its financial goals for adjusted(1) return on equity, adjusted EPS growth or adjusted efficiency ratio.

BMO did, however, exceed expectations against its strategic objectives for 2024:

•	delivering strong North American customer acquisition and meeting or exceeding target customer loyalty scores through One Client leadership and other initiatives, such as its support for small and underserved businesses in the U.S. and Canada;
•	maintaining strong employee engagement;
•	advancing digital acceleration through cloud, data and advanced AI analytics strategies to deliver tangible customer and business value;
•	evolving our approach to sustainable finance with a new Sustainable Bond Framework and a new Sustainability and Climate Finance Framework and continued to make progress on our ambition to be our clients’ lead partner in the transition to a net zero world,
•	effectively managing liquidity, capital and funding through a challenging operating environment and period of economic uncertainty.

BMO’s brand and reputation were recognized, including as one of Ethisphere’s World’s Most Ethical Companies for the 7th consecutive year. The bank also received five awards throughout the year related to our private, retail and commercial banking services from World Finance magazine.

Our three-year TSR for compensation purposes ranked 5th among our Canadian banking peers, resulting in a 10% reduction in variable pay funding and aligning executive compensation to the experience of shareholders.

After a review of secondary considerations, the committee determined that management delivered on the majority of BMO’s critical priorities in 2024 while also responding effectively to unplanned challenges. As a result, it exercised its discretion to increase the final multiplier calculation by 2 percentage points, leading to a final variable pay funding multiplier of 80% for the total bank.

You can read more about secondary considerations and how the board uses its discretion on page 53.

(1)	Adjusted results, measures and ratios are non-GAAP measures or ratios. Please see footnotes 1, 2, and 3 on page 59 of this circular for additional information.

Given the unique circumstances faced by BMO this year, management recommended, and the committee approved 2024 awards for senior executives based on total bank performance against the three financial goals, performance related to our strategic objectives and our three-year relative TSR, which, per the above, resulted in a multiplier of 80%.

58	Bank of Montreal Management Proxy Circular 2025

2024 Financial results – building financial strength and shareholder value

Financial goals for the year were set based on our strategy, and considered our customers’ evolving needs and the opportunities available across our lines of business, the economic environment, investor and analyst expectations, our medium-term financial objectives and BMO’s risk appetite.

In 2024, our goals took into consideration, among other things, an uncertain economic outlook coupled with a projected period of high interest rates, and other relevant macroeconomic factors. The bank’s underlying financial performance was solid but was offset by higher provisions for credit losses, and BMO did not fully achieve its 2024 goals for adjusted(1) return on equity, adjusted EPS growth and adjusted efficiency ratio. The results for each measure are detailed below.

Financial measures – total bank	Reported(2)	Adjusted(1)(2)		Adjusted for compensation purposes(3)

	2024 results	2024 results	vs 2023 adjusted	2024 goal	2024 results
Return on equity	9.7%	9.8%	down 280 basis points	13.0%	10.5%
Earnings per share	$9.51	$9.68	down 18%	up 1.9%	down 14.3%
Efficiency ratio	59.5%	58.6%	down 90 basis points	57.3%	58.6%

Return on equity (ROE)	Net income, less preferred share dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity, which comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income, while adjusted ROE for compensation purposes is calculated using adjusted net income and also excludes the provision for (or recovery of) credit losses on performing loans.

Fiscal 2024 results

•  Reported ROE was 9.7%, compared with 6.2% in fiscal 2023.

•  Adjusted ROE was 9.8%, a decrease of 280 basis points compared with fiscal 2023, due to lower net income and an increase in average common equity. Net income decreased, as higher revenue was more than offset by higher provisions for credit losses. Higher average common equity was driven by the issuance of common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP), an increase in accumulated other comprehensive income and growth in retained earnings.

•  Adjusted ROE for compensation purposes was 10.5%. This was below our fiscal 2024 goal of 13.0% due to lower than expected net income and higher than expected average common equity. Lower than expected net income was primarily driven by higher provisions for credit losses on impaired loans and lower than expected revenue, with strong performance in Canadian P&C and Wealth that was more than offset by lower performance in all other groups and Corporate Services.

Earnings per share (EPS) growth	Net income attributable to bank shareholders, after deducting preferred share dividends and distributions on other equity instruments, divided by the average number of common shares outstanding. Adjusted EPS is calculated using adjusted net income attributable to bank shareholders. Adjusted EPS for compensation purposes is calculated using adjusted net income attributable to bank shareholders and also excludes the provision for (or recovery of) credit losses on performing loans.

Fiscal 2024 results

•  Reported EPS increased 65% to $9.51.

•  Adjusted EPS decreased 18% to $9.68, due to lower earnings, as well as a higher number of common shares outstanding, reflecting common shares issued during the year under the DRIP.

•  Adjusted EPS growth for compensation purposes was down 14.3% compared with fiscal 2023 and was below our goal of 1.9% growth for the year, primarily due to lower than expected net income, as noted above.

Efficiency ratio	Non-interest expense divided by total revenue, expressed as a percentage. Adjusted efficiency ratio is calculated in the same manner as efficiency ratio, utilizing adjusted revenue and adjusted non-interest expense.

Fiscal 2024 results

•  The reported efficiency ratio was 59.5%, compared with 72.2% in fiscal 2023.

•  The adjusted efficiency ratio (also used for compensation purposes) was 58.6%, an improvement of 90 basis points over 2023 due to higher revenue, partially offset by higher expenses, but did not meet our goal of 57.3% for the year, primarily due to below-target revenue.

(1)

Adjusted results and ratios in this table are non-GAAP measures or ratios. For a reconciliation of adjusted return on equity, adjusted earnings per share, and adjusted efficiency ratio, refer to the Non-GAAP and Other Financial Measures section starting on page 21 of BMO’s Management’s Discussion and Analysis dated December 1, 2024 for the fiscal year ended October 31, 2024 (“2024 Annual MD&A”) and Tables 9 and 14 on pages 27 and 31, respectively, of our 2024 Annual MD&A. As detailed in the 2024 Annual MD&A, adjusting items in aggregate reduced net income by $122 million in the fiscal year ended October 31, 2024 and are excluded in calculating adjusted return on equity, adjusted earnings per share and adjusted efficiency ratio. These reconciliations are incorporated by reference.

(2)

For information about how BMO calculates ROE, EPS and efficiency ratio, refer to Financial Objectives and Value Measures starting on page 17 of our 2024 Annual MD&A. These terms and definitions are incorporated by reference. The 2024 Annual MD&A is available on BMO’s website at www.bmo.com/investorrelations and on SEDAR+ at www.sedarplus.ca. EPS growth is the percentage increase in EPS over the prior year. Prior to November 1, 2022, we presented adjusted revenue on a basis net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). Beginning fiscal 2023, we no longer report CCPB, given the adoption and retrospective application of IFRS 17, Insurance Contracts (IFRS 17).
(3)

Adjusted measures for return on equity and earnings per share for compensation purposes reflect adjusted measures as reported in the 2024 Annual MD&A and also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2024 the provision for credit losses on performing loans was $501 million ($695 million pre-tax) and in fiscal 2023 the adjusted recovery of credit losses on performing loans was $212 million ($293 million pre-tax). Additionally, fiscal 2023 adjusted return on equity for compensation purposes excluded the impact of the Bank of the West acquisition which closed on February 1, 2023 (including the impact of equity issued in connection with the acquisition).

Certain comparative figures have been reclassified for changes in accounting policy.

Bank of Montreal Management Proxy Circular 2025	59

2024 Strategic results – delivering on strategic objectives
We measure progress against our strategic priorities by assessing our performance against annual objectives tied directly to these priorities. These objectives account for 25% of variable pay funding for our executives. Below is a selection of 2024 accomplishments that advance our strategy and support the generation of long-term shareholder value.

World-class loyalty and growth, powered by One Client leadership	Drive customer loyalty and achieve client loyalty score targets set for each business, grow our customer base and deliver on One Client leadership milestones

2024 accomplishments

•  Advanced One Client leadership through stronger collaboration across businesses to address customer needs holistically, enabling customers to access the full value of the bank.

•  Continued to grow market share in key categories, including deposits, mortgages and credit cards, supported by our strongest year-over-year growth in customer acquisition in Canadian Personal and Business Banking.

•  Maintained a #4 ranking for commercial lending in North America and deepened Commercial Banking client relationships through our robust Online Banking for Business platform and the integration of North American B2B digital platforms, supporting strong deposit growth.

•  Engaged in personalized conversations through more than one million Real Financial ProgressTM progress checks to help our U.S. customers identify and achieve their financial goals, and delivered strong customer acquisition across our U.S. markets through a differentiated value proposition and marketing investments, leveraging strong brand awareness.

•  Ranked #1 in satisfaction with the Wealth Management digital experience among full-service investors in the J.D. Power(1) 2024 Canada Wealth Management Digital Experience Study.

•  Maintained strong customer loyalty as measured by our client loyalty scores, with each of the businesses of the bank meeting or exceeding their targets.

•  Named Best Commercial Bank and Best Private Bank in the United States for the second consecutive year and in Canada, named Best Private Bank for the 14th consecutive year, Best Commercial Bank for the 10th consecutive year and Best Retail Bank for the third consecutive year by World Finance magazine.

•  Delivered US$12.9 billion of our BMO EMpower 2.0 U.S. five-year $40 billion commitment to break down barriers faced by underserved communities, businesses and families in the United States.

Winning culture driven by alignment, empowerment and recognition	Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to an inclusive workplace

2024 accomplishments

•  Recognized at the Business Transformation and Operational Excellence Awards summit for transforming BMO Virtual Connect, our customer-contact centre, into a world-class virtual financial services employer.

•  Delivered strong employee engagement and winning culture, with index scores in specific areas that place us among leading global companies – and with employees reporting a high degree of work satisfaction, pride and confidence.

•  Named one of the World’s Most Ethical Companies by Ethisphere for the seventh consecutive year – one of four banks worldwide and the only bank in Canada to be recognized in 2024.

•  Recognized in the 2024 Report on Business, Women Lead Here list – an annual benchmark recognizing Canadian businesses with the highest achievement for executive gender diversity.

•  Continued to advance our Zero Barriers to Inclusion strategy to promote an inclusive workplace reflective of communities served and all experiences.

•  Opened BMO Academy, a new flagship learning centre in downtown Toronto and state-of-the-art facility representing our single largest investment in learning and development in 30 years – marking a significant milestone in employee skill building and career growth.

60	Bank of Montreal Management Proxy Circular 2025

Digital First for speed, scale and elimination of complexity	Simplify and streamline our operations, delivering speed and scale to enable progress for our customers and drive leading loyalty, growth, and efficiency

2024 accomplishments

•  Helped customers grow their savings through the BMO Savings Goals feature and BMO Savings Amplifier® Account, now surpassing one million accounts.

•  Developed our One Client relationship network platform that provides greater insight into our clients and their needs, better enabling BMO to offer them holistic and tailored solutions, for which BMO was named the silver medalist in the Datos Insights 2024 Impact Awards in the Commercial Banking, Artificial Intelligence (AI) and Advanced Analytics category.

•  Received two Digital Customer Experience (CX) Awards from The Digital Banker for leadership in digital innovation and helping customers make financial progress: Outstanding Use of Digital Channels for Improved CX, recognizing our BMO SmartProgress® financial education platform, and Best Technology Implementation for Digital CX, recognizing the BMO Savings Goals feature in the BMO Mobile Banking app.

•  Recognized by The Digital Banker with the Best Product Launch award for our Extend for BMO corporate card, a virtual card payment option in partnership with Extend that enables clients to create and send virtual cards to manage the payment needs of their business with digital control and efficiency – a first-of-its-kind product in Canada.

•  Ranked first among Canadian financial institutions by EMARKETER in its Canada Mobile Banking Emerging Features Benchmark 2024, with a top overall mobile app score, as well as in the Account Management, Alerts and Digital Money Management categories.

•  Ranked among Fast Company’s list of the World’s Most Innovative Companies of 2024 in the Personal Finance category for redesigning our digital banking experience and modernizing the underlying technology, leading to improved customer satisfaction.

Be our clients’ lead partner in the transition to a net zero world	Deliver on our Climate Ambition by building capabilities and sustainable solutions to support clients through their climate and carbon transition journey

2024 accomplishments

•  Published a Sustainable and Climate Finance Framework that defines the scope, classification, eligibility requirements, and processes for products or services to be labelled and reported as sustainable finance and climate finance.

•  Refreshed BMO’s climate commercialization strategy and updated our Transition Action Plan which outlines the steps we are taking to prepare our business for the energy transition.

•  Established a Sustainable Banking and Clean Energy team in the North American Commercial Bank, advanced climate-related initiatives across sectors and rolled out climate finance training for Commercial bankers.

•  Expanded the Greener Future Financing program for small and medium-sized agriculture businesses.

•  Opened the first purpose-built retail branch aimed at achieving the highest industry standards and certifications for energy efficiency and embodied carbon in Canada.

•  Updated and published BMO’s Sustainable Bond Framework that governs issuances of BMO Green, Social, Transition and Sustainability Bonds. The framework received a ‘very good’ sustainability quality score from Moody’s in its Second Party Opinion.

•  Completed climate risk integration workshops with each of the financial and non-financial risk types in our Risk Taxonomy to articulate the channels through which both physical risk and transition risk drivers may interact with our material risk types, and identify integration opportunities.

•  Named to Corporate Knights’ list of Canada’s Best 50 Corporate Citizens for the 23rd consecutive year, driven by our sustainable finance and inclusion strategies.

Superior management of risk, capital and funding performance	Effectively manage BMO’s resiliency, operate within our risk appetite and protect our customers

2024 accomplishments

•  Maintained a strong funding and liquidity position throughout the year, with all liquidity measures at or above regulatory requirements and internal targets.

•  Remained well-capitalized, with capital ratios exceeding OSFI’s published requirements for large Canadian banks and in line with peers.

•  Managed through an increase in loan loss provisions above our historical range as certain client cohorts were negatively impacted by prolonged elevated interest rates, tightening credit conditions, as well as shifting consumer demand for products and services.

•  Advanced the Single Counterparty Credit Limits (SCCL) framework for BMO Financial Corp. complying with the Federal Reserve Board (FRB) as a newly designated Category III bank.

•  Continued to strengthen capital management programs, which align governance, organizational structure, technology and infrastructure with the assessment of capital allocation and use. This brings a clear enterprise lens to improving return on capital in a risk-aware decision-making process.

•  Continued to protect our clients against fraud and cyber security threats.

(1)

BMO received the highest score in the J.D. Power 2024 Canada Wealth Management Digital Experience Study – Full-Service Investors Segment (investors with a dedicated advisor). For J.D. Power 2024 award information, visit jdpower.com/awards.

Bank of Montreal Management Proxy Circular 2025	61

Relative performance modifier

Our goal is to deliver top-tier shareholder returns compared with those of our Canadian banking peers (see page 50) and, while we regularly review our performance against our peers across several financial measures (see “secondary considerations” on page 53), BMO’s relative three-year TSR performance is a key component of our business performance factor and it reflects our medium-term TSR performance against our peers. The relative TSR modifier focuses executives on driving positive and sustained shareholder value over the medium term (three years). We use BMO’s relative three-year TSR performance to modify all variable pay funding for executives, to reflect our medium-term TSR performance against our peers.

2024 results

For compensation purposes, our three-year annualized TSR was 3.3%(1), ranking BMO fifth among our Canadian banking peers, down from first in 2023. This outcome reduced variable pay funding by 10%, aligning executive pay with the TSR performance that BMO delivered.

6th	5th	4th	3rd	2nd	1st
-20%	-10%	0%		+10%	+20%

(1)

For compensation purposes, to reduce the impact of short-term volatility, we calculate three-year TSR using the average share prices for the three months ended October 31, 2021 and October 31, 2024 (rather than the closing share prices).

BMO’s reported relative TSR performance over one-, three-, and five-year time horizons, as well as three-year TSR for compensation purposes is as follows:

*All	returns represent total returns.

(1)

The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period, and assumes dividends received were reinvested in additional common shares. The Canadian peer group comprises the five other largest Canadian banks: The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, National Bank of Canada, Royal Bank of Canada and The Toronto-Dominion Bank.

(2)

For compensation purposes, we calculated three-year TSR using the average share prices for the three months ended October 31, 2021 and October 31, 2024 (rather than the closing share prices) to reduce the impact of short-term volatility.

62	Bank of Montreal Management Proxy Circular 2025

Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO common shares on October 31, 2019 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated executive officers in each fiscal year. NEO compensation has remained aligned with shareholder returns over the last five years. See page 66 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)	Cumulative value of $100 invested on October 31, 2019, reflecting the change in share price and assuming reinvestment of dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each fiscal year.

(3)

NEOs in fiscal 2019 to 2020: Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. NEOs in fiscal 2021 to 2024: Darryl White, Tayfun Tuzun (CFO effective January 1, 2021) and the three most highly compensated executive officers other than the CEO and CFO.

Cost of management ratio

BMO annually reports its cost of management ratio. This measure shows that BMO’s executive compensation has remained consistently below 1% of adjusted net income.

Total aggregate compensation is the sum of base salary, total variable pay, other compensation and the annual pension service and compensation cost for the NEOs.

	2022	2023	2024
Adjusted net income(1) ($ millions)	9,039	8,735	7,449
Total NEO compensation ($ millions)	41.1	34.6	30.6
Cost of management ratio as a percentage of adjusted net income(2) (%)	0.45%	0.40%	0.41%

(1)

Adjusted results and measures are non-GAAP amounts as discussed on page 59 of this circular and in the Non-GAAP and Other Financial Measures section of our 2024 Annual MD&A, starting on page 21 and Table 23 on page 55 of our 2024 Annual MD&A. This section and Table are incorporated by reference. The 2024 Annual MD&A is available on our website at www.bmo.com/investorrelations and on SEDAR+ at www.sedarplus.ca.

(2)	The cost of management ratio for the NEOs as a percentage of reported net income was 0.42% in 2024, 0.78% in 2023 and 0.30% in 2022.

Certain comparative figures have been reclassified for changes in accounting policy.

Bank of Montreal Management Proxy Circular 2025	63

Compensation for the named executive officers

Darryl White

Chief Executive Officer

Darryl was appointed Chief Executive Officer of BMO in 2017. He chairs the bank’s Executive Committee and serves as a director of the bank and BMO Financial Corp., the bank’s U.S. subsidiary. Through the board of directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Darryl is a member of the Ottawa-based Business Council of Canada, the Washington, D.C.-based The Business Council, and the Mayor of Beijing’s International Business Leaders Advisory Council. He is a director of the Bank Policy Institute, a non-partisan public policy, research and advocacy group representing leading banks in the U.S. and also serves as a director of the International Monetary Conference (IMC), a forum for leading global financial authorities to cooperate in creating a more effective economic system.

A long-standing community builder with strong ties to United Way Centraide, Darryl has volunteered for this organization in New York, Chicago, Montreal and Toronto, where he chaired the 2022 campaign. Darryl is Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. Darryl serves as a Director and Executive Committee member of Catalyst Inc. and its Canadian Advisory Board. Darryl serves as Campaign Cabinet Co-President for the Montreal Children’s Hospital Foundation. He is also the Board Chair of the National Hockey League’s Montreal Canadiens and a director of Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada.

2024 Performance

Amid a challenging banking and economic backdrop, the bank delivered solid performance under Mr. White’s leadership:

•  Delivered positive all-bank operating leverage and met expense commitments including cost synergies related to the Bank of the West acquisition and enterprise efficiency initiatives.

•  Delivered good pre-provision pre-tax earnings performance for the year, with growth across all operating groups.

•

Established BMO’s U.S. operations as a Top 10 U.S. bank offering diversified banking solutions in three of the top five U.S. banking markets, and digital retail banking and payments platforms that extend nationally, accelerating momentum across our new markets.

•

Delivered tangible innovation guided by a deep understanding of customers’ needs. BMO’s leading digital experiences were recognized by The Digital Banker with five global retail banking innovation awards for leadership in digital innovation, customer experience, and delivery excellence. BMO was also recognized with the Red Dot Design Concept award for its re-imagined business banking experience – a first for any bank in Canada and the U.S. in this category.

•

Named one of the World’s Most Ethical Companies for the 7th consecutive year by Ethisphere, a global leader in defining and advancing the standards of ethical business practices. This year, BMO was again the only bank in Canada and one of only four worldwide to be honoured.

•	Named to Corporate Knights’ list of Canada’s Best 50 Corporate Citizens for the 23rd consecutive year, driven by our sustainable finance and inclusion strategies.
•

Achieved strong employee engagement and winning culture, with index scores in specific areas that place us among leading global companies. Employee engagement and our winning culture are critical enablers to sustained business performance.

2024 Compensation

Mr. White’s 2024 total compensation target was set at $11.75 million, consisting of $1.1 million in base salary and a variable pay target of $10.65 million (no change from 2023).

He was awarded $9.620 million in total direct compensation for 2024. This was comprised of $1.1 million in base salary and $8.520 million in variable pay, which was paid at 80% of target, reflecting the final multiplier result for the total bank.

The board determined Mr. White’s 2024 variable pay award based on his target compensation and its linkages to performance, which include total bank performance against the three financial goals, the bank’s performance as it relates to the strategic objectives for the year, and our three-year relative TSR. The final multiplier for variable pay funding based on total bank performance, including management’s recommended adjustments to account for secondary considerations, was 80%.

27% of Mr. White’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. White actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2027.

64	Bank of Montreal Management Proxy Circular 2025

73% of Mr. White’s 2024 variable pay is deferred		(Canadian $)	2024	2023	2022
		Fixed pay
		Salary	1,100,000	1,100,000	1,000,000
	◀	Variable pay	8,520,000	10,117,500	11,495,000
		Cash bonus (short-term incentive)	2,280,000	2,707,500	3,327,500
		Performance share units (mid-term incentive – deferred)	4,960,000	5,890,000	6,322,250
		Stock options (long-term incentive – deferred)	1,280,000	1,520,000	1,845,250
		Total direct compensation	9,620,000	11,217,500	12,495,000

Alignment with shareholder interests

One of the principles governing BMO’s compensation program for executives is to align compensation outcomes with shareholder interests. We accomplish this by linking the variable pay of our executives to performance, by making a significant portion of that variable pay equity-based, and by establishing share ownership requirements for all executives.

Compensation linked to ongoing bank performance

The majority of variable pay for BMO executives is adjusted for performance twice: (i) when it is awarded, and (ii) again before it vests and pays out.

The graphic below shows that the payout from Mr. White’s equity-linked awards moves up or down based on the performance of BMO’s common share price over time, aligning his compensation with shareholder interests. The number of PSUs that vest will also be adjusted based on BMO’s performance against its three-year average adjusted ROE goals.

Bank of Montreal Management Proxy Circular 2025	65

The table below shows the total direct compensation of our CEO over the last five fiscal years, and its current value compared with shareholder value.

	Total direct compensation awarded(1) ($)	Annual total direct compensation value as at Dec 31, 2024 ($)		Value of $100
Year			Period	CEO(2) ($)	Shareholders(3) ($)

2020	9,265,000	15,239,471	Oct 31, 2019 to Dec 31, 2024	164	181

2021	12,685,000	10,838,622	Oct 31, 2020 to Dec 31, 2024	85	212

2022	12,495,000	13,957,637	Oct 31, 2021 to Dec 31, 2024	112	120

2023	11,217,500	13,923,478	Oct 31, 2022 to Dec 31, 2024	124	124

2024	9,620,000	8,668,166	Oct 31, 2023 to Dec 31, 2024	90	142

Average	11,056,500	12,525,475		115	156
(1)	Includes salary and variable pay awarded at year-end for performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2024, for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Share ownership

Mr. White is required to own 8.0 times his annual base salary in BMO equity. He exceeds his share ownership guidelines.

Share ownership as at December 31, 2024
	RSUs	PSUs		DSUs		Shares held privately	Total share ownership	Total as a multiple of base salary(1)

Vested	-	-	-	68,259	$9,525,521	$7,096,676	$16,622,197	15.11

Unvested	-	147,737	$20,616,740	-	-	-	$20,616,740	18.74

Total	-	147,737	$20,616,740	68,259	$9,525,521	$7,096,676	$37,238,937	33.85
(1)	Annual base salary as of October 31, 2024.

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement, and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is as follows:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1,250,000, inclusive of any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•	Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that retirement precedes age 60.

The pensions under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $880,000, payable at age 60. This amount will increase with additional years of credited service. See page 78 for more information.

66	Bank of Montreal Management Proxy Circular 2025

Tayfun Tuzun

Chief Financial Officer

Tayfun was appointed Chief Financial Officer effective January 2021 and is a member of the bank’s Executive Committee, as well as a member of the BMO Financial Corp. Board of Directors. In his role, he is responsible for the management and oversight of enterprise financial governance and reporting, treasury management, investor relations, taxation and corporate development, and, in 2024 his mandate was expanded to include enterprise strategy.

Prior to joining BMO, Tayfun held several executive positions and finance roles in the financial services industry in the U.S.

2024 Performance

Mr. Tuzun demonstrated strong leadership and performed well against 2024 priorities:

•  Effectively managed capital, including liquidity and funding through a period of economic uncertainty as BMO managed through an increase in loan loss provisions above our historical range as certain client cohorts were negatively impacted by prolonged elevated interest rates, tightening credit conditions, as well as shifting consumer demand for products and services.

•  Continued to play a key role as BMO adapts to evolving regulatory requirements, including those applying to BMO Financial Corp. as a newly designated Category III bank.

•  Successfully implemented a succession plan for the leadership team and continued to make progress on a multi-year transformation project to simplify and accelerate the bank’s finance function through the consolidation of standard processes, process reengineering and intelligent automation, and integrated data and technology advancement, in line with our Digital First strategy, delivering cost savings to BMO’s efficiency program.

•  Drove improvements in the function’s technology and data infrastructure in partnership with the risk function, supporting BMO’s future readiness.

•  Maintained strong governance and internal controls for the bank and continued to evolve the Sustainability Controller function.

•  Significantly improved the analytical content and management of risk across relevant platforms, including key collaborations with the legal and risk functions to build organizational infrastructure and readiness for global climate risk disclosure requirements.

2024 Compensation

Mr. Tuzun was awarded US$2.087 million in variable pay for 2024.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s strategy, and our three-year relative TSR. The calculated multiplier for variable pay funding based on total bank performance, including management’s recommended adjustments to account for secondary considerations, was 80%, in alignment with the final multiplier result for the total bank.

30% of Mr. Tuzun’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 70% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Tuzun actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2027.

70% of Mr. Tuzun’s 2024 variable pay is deferred		(US $)	2024	2023	2022
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	2,086,667	2,280,000	2,541,000
		Cash bonus (short-term incentive)	626,000	570,000	574,750
		Performance share units (mid-term incentive — deferred)	1,252,000	1,482,000	1,712,150
		Stock options (long-term incentive — deferred)	208,667	228,000	254,100
		Total direct compensation	2,686,667	2,880,000	3,141,000

Bank of Montreal Management Proxy Circular 2025	67

Alignment with shareholder interests

Share ownership

Mr. Tuzun exceeds his share ownership guidelines.

Share ownership as at December 31, 2024(1)
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary(2)	-	-	$7,269,768	$1,915,070	$9,184,838	11.26
(1)	In Canadian dollars.
(2)	Annual base salary as of October 31, 2024.

Pension

Mr. Tuzun participates in the following defined contribution savings plans:

•	The BMO 401(k) Savings Plan (“401(k) Savings Plan”).
•	The BMO Financial Corp. Non-Qualified Savings Plan (“Non-Qualified Savings Plan”).

The Bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions up to 75% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and US$500,000. See page 79 for more information.

68	Bank of Montreal Management Proxy Circular 2025

Alan Tannenbaum

Chief Executive Officer & Group Head, BMO Capital Markets

Alan Tannenbaum was appointed CEO & Group Head, BMO Capital Markets in November 2023. In this role he is responsible for BMO’s interactions with corporate, government and institutional clients in global markets. He is a member of the bank’s Executive Committee.

Prior to his appointment, Alan was Head of Global Investment & Corporate Banking (I&CB) where he oversaw relationships with corporate, government and financial sponsor clients worldwide, including equity and debt underwriting, leveraged finance, corporate lending and project financing, mergers and acquisitions advisory services and global trade and banking.

Alan has more than 25 years of experience on Wall Street. He joined BMO Capital Markets in 2010.

His leadership in the community is reflected in BMO Capital Markets’ social responsibility initiatives including Equity through Education, which provides educational assistance to deserving post-secondary students.

2024 Performance

Under Mr. Tannenbaum’s leadership, BMO Capital Markets made progress on key strategic initiatives in 2024:

•  Led several market firsts, including the inaugural Canadian tri-party repo trade through the Canadian Collateral Management System and the largest at-the-market equity issuance program in Canadian history at $2.5 billion for Enbridge.

•  Designated and accredited as a Gilt-edged Market Maker in the United Kingdom, expanding our international footprint as a primary dealer to meet the evolving needs of our global clients.

•  Delivered digital and AI-driven solutions to enhance analytical, hedging and risk management tools.

•  Deepened client relationships with expertise and insights through leading investor conferences, such as our 33rd Global Metals, Mining & Critical Minerals conference, 19th Farm-to-Market conference, 25th Media & Telecom conference, and the largest Women in FICC forum in 18 years.

•  Maintained global leadership in metals and mining: recognized as the Best Metals & Mining Investment Bank of the Year by Global Finance magazine for the 15th consecutive year, launched BMO’s first Canadian regulated precious metals investment fund storage transaction and led significant deals in the industry.

•  Managed and implemented regulatory change and requirements with heightened focus on operational risk and governance.

•  Advanced BMO’s sustainability initiatives and innovation in sustainable finance solutions, such as advising Canada Growth Fund on its investment in carbon capture and sequestration.

•  Supported the communities we serve through hallmark programs, including record contributions by employees to BMO’s Employee Giving Campaign, Equity Through Education and Trees from Trades.

Financial

BMO Capital Markets’ financial performance is shown in the table below:

Operating group measures (equally weighted)	2024 Reported	2024 Adjusted for compensation(1)(2)		Impact on variable pay
Capital Markets Net income	$1,492 million	$1,538 million	Below goal due to lower revenue and higher provisions for credit losses on impaired loans	Performance on financial goals for fiscal 2024 is based on total bank results (see page 58 for information about total bank financial performance)
Capital Markets Return on equity	11.0%	11.4%	Below goal due to lower net income, for the reasons noted above, partially offset by lower allocated common shareholders’ equity
Capital Markets Efficiency ratio (teb)[1]	65.7%	64.7%	Below goal due to lower revenue
(1)

Adjusted measures and ratios, including measures presented on a taxable equivalent basis (teb), are non-GAAP amounts or ratios, as discussed on page 59 of this circular, in the Non-GAAP and Other Financial Measures section starting on page 21 of our 2024 Annual MD&A and in the BMO Capital Markets Performance Review section starting on page 49 of our 2024 Annual MD&A. The reconciliations of BMO Capital Markets adjusted net income, return on equity and efficiency ratio (teb) are set out in the BMO Capital Markets Performance Review section of our 2024 Annual MD&A, which is incorporated by reference. The 2024 Annual MD&A is available on SEDAR+ at www.sedarplus.ca and on our website at www.bmo.com/investorrelations.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2024 the provision for credit losses on performing loans was $1 million ($2 million pre-tax).

Bank of Montreal Management Proxy Circular 2025	69

2024 Compensation

Mr. Tannenbaum was awarded US$4.720 million in variable pay for 2024.

The committee determined the award based on his target compensation, the performance of the bank and his operating group, accomplishments tied to the bank’s strategy, and our three-year TSR. The calculated multiplier for variable pay funding, including management’s recommended adjustments to account for secondary considerations, was 80%, in alignment with the final multiplier result for the total bank.

27% of Mr. Tannenbaum’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Tannenbaum actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2027.

73% of Mr. Tannenbaum’s 2024 variable pay is deferred		(US $)	2024	2023	2022
		Fixed pay
		Salary	600,000	350,000	350,000
	◀	Variable pay	4,720,000	8,150,000	7,900,000
		Cash bonus (short-term incentive)	1,274,400	3,442,500	3,555,000
		Performance share units (mid-term incentive - deferred)(1)	2,973,600	3,957,500	4,095,000
		Stock options (long-term incentive - deferred)	472,000	250,000	250,000
		One-time RSU	—	500,000	—
		Total direct compensation	5,320,000	8,500,000	8,250,000
(1)	Prior to 2024 Mr. Tannenbaum received restricted share units for his mid-term incentives.

Alignment with shareholder interests

Share ownership

Mr. Tannenbaum exceeds his share ownership guidelines.

Share ownership as at December 31, 2024(1)
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Share ownership relative to requirement

1.0x Target total direct compensation(2)	$192,160	$14,459,414	$4,436,526	$4,431,075	$23,519,175	Exceeds
(1)	In Canadian dollars.
(2)	Annual target total direct compensation as of October 31, 2024.

Pension

Mr. Tannenbaum participates in the following defined contribution savings plans:

•	The BMO 401(k) Savings Plan (“401(k) Savings Plan”).
•	The BMO Financial Corp. Non-Qualified Savings Plan (“Non-Qualified Savings Plan”).

The bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions up to 75% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and US$500,000. See page 79 for more information.

Mr. Tannenbaum has also accrued defined benefit pension benefits in the following plans:

•	The BMO U.S. Pension Plan in the account-based formula provision, which is a company plan frozen to future pay credits as of February 28, 2017.
•	The BMO U.S. Supplemental Pension Plan, also frozen as of February 28, 2017.

Mr. Tannenbaum’s total annual normal retirement defined benefit pension is as follows:

•

Prior to March 1, 2017, the bank credited Mr. Tannenbaum’s account with a monthly pay credit and interest credit. The pay credit was equal to a percentage of eligible pay, ranging from 3% to 8%, which was based on age and service points with the bank. The monthly interest credit was based on the 10-year Treasury bond rate. After March 1, 2017, only monthly interest credits were applied to his account, with a minimum effective annual rate of 5.00%.

•	The BMO U.S. Supplemental Pension Plan provides for benefits in excess of statutory compensation limits for the BMO U.S. Pension Plan.
•	The portion paid from the BMO U.S. Pension Plan is paid as either a lump sum or converted to a monthly benefit, while the portion from the BMO U.S. Supplemental Pension Plan is paid in a lump sum.

Mr. Tannenbaum’s total annual retirement pension benefit to date is C$44,000, payable on an unreduced basis at age 65. This amount will increase with additional interest credits. See page 78 for more information.

70	Bank of Montreal Management Proxy Circular 2025

Erminia (Ernie) Johannson

Group Head, North American Personal & Business Banking

Ernie was appointed Group Head of North American Personal and Business Banking in February 2020. She co-heads Personal and Commercial Banking across North America and is a member of the bank’s Executive Committee. In her role, she supports BMO’s efforts to accelerate growth across North America by helping customers make real financial progress, building exceptional customer service, innovating and generating sustainable profit growth.

Since joining BMO in 2012, Ernie has delivered results leading diverse businesses and corporate groups, including serving as North American Chief Risk Officer for Personal and Commercial Banking.

Ernie serves as the Chair of the Board of Directors of the Canadian Bankers Association and on the board of directors of the U.S. Consumer Bankers Association. American Banker magazine has included Ernie on its list of the Most Powerful Women in Banking since 2019.

2024 Performance

Ms. Johannson achieved strong results against 2024 strategic priorities, including:

•  Delivered record year-over-year growth in customer acquisition and continued to grow Canadian market share in key categories, including deposits, mortgages and credit cards.

•  Maintained a strong focus on U.S. customer acquisition with personal banking customer growth tracking ahead of targets.

•  Delivered on digital-first strategy in Canada and the U.S. Our Canadian mobile banking app was ranked #1 among Canadian financial institutions by EMARKETER. In the U.S. more than one third of our core banking products are now purchased and delivered digitally, and our digital adoption rate increased nearly 300 basis points year-over-year.

•  Enhanced loyalty through our AIR MILES Reward Program with new partnerships and features, including the new brand campaign Collect More Moments, offering expanded benefits and redemption options.

•  Expanded BMORE, our workforce development program focused on improving access to financial industry careers.

•  Welcomed new Canadians with the award-winning BMO NewStart® Program, supporting them with special banking offers, personalized solutions and online financial education through BMO SmartProgress®, which provides newcomers with a customized, on-demand and interactive learning experience on the Canadian banking system.

•  Enhanced our support for Canadian Indigenous customers by launching the Virtual Indigenous Branch, a relationship-based banking option for rural and northern Indigenous communities and updated our Indigenous Mortgage Lending Program.

•  Led a high-performing team while maintaining strong employee engagement and improving on priority areas of our winning culture.

Financial

BMO Canadian and U.S. P&C performance is shown in the table below:

Operating group measures	2024 Reported	2024 Adjusted for compensation(1)(2)		Impact on variable pay
Canadian P&C (50%)(1)				Performance on financial goals for fiscal 2024 is based on total bank results, (see page 58 for information about total bank financial performance)
Cdn P&C Net income(1)	$3,457 million	$3,728 million	Below goal due to higher provisions for credit losses on impaired loans, partially offset by higher revenue
Cdn P&C Return on equity	21.4%	23.1%	Below goal due to lower net income, for the reasons noted above, partially offset by lower allocated common shareholders’ equity
Cdn P&C Efficiency ratio(1)	43.8%	43.4%	Above goal due to higher revenue
U.S. P&C (50%) (in U.S. dollar equivalents)(1)
U.S. P&C Net income(1)	$1,352 million	$1,768 million	Below goal due to higher provisions for credit losses on impaired loans and lower revenue
U.S. P&C Return on equity	5.4%	7.1%	Below goal due to lower net income, for the reasons noted above, partially offset by lower allocated common shareholders’ equity
U.S. P&C Efficiency ratio (teb)(1)	60.4%	56.5%	Below goal due to lower revenue
(1)

Adjusted measures and ratios, including measures presented for U.S. P&C on a U.S. dollar basis and on a taxable equivalent basis (teb), are non-GAAP amounts or ratios, as discussed on page 59 of this circular, in the Non-GAAP and Other Financial Measures section starting on page 21 of our 2024 Annual MD&A and in the Canadian P&C and U.S. P&C Performance Review sections on pages 37 and 41, respectively, of our 2024 Annual MD&A. The reconciliations of Canadian P&C and U.S. P&C adjusted net income, return on equity, efficiency ratio and efficiency ratio (teb) are set out in the Canadian P&C and U.S. P&C Performance Review sections of our 2024 Annual MD&A, which is incorporated by reference. The 2024 Annual MD&A is available on SEDAR+ at www.sedarplus.ca and on our website at www.bmo.com/investorrelations.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2024, the provision for credit losses on performing loans in Canadian P&C was $240 million ($333 million pre-tax) and the provision for credit losses on performing loans in U.S. P&C was US$207 million (US$283 million pre-tax).

Bank of Montreal Management Proxy Circular 2025	71

2024 Compensation

Ms. Johannson was awarded $3.720 million in variable pay for 2024.

The committee determined the award based on her target compensation, the performance of the bank and her operating group, accomplishments tied to the bank’s strategy, and our three-year TSR. The calculated multiplier for variable pay funding, including management’s recommended adjustments to account for secondary considerations, was 80%, in alignment with the final multiplier result for the total bank.

27% of Ms. Johannson’s variable pay was allocated to her short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Ms. Johannson actually receives in cash for her deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2027.

73% of Ms. Johannson’s 2024 variable pay is deferred		(Canadian $)	2024	2023	2022
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	3,720,000	4,650,000	4,836,000
		Cash bonus (short-term incentive)	1,004,400	1,395,000	1,450,800
		Performance share units (mid-term incentive – deferred)	2,343,600	2,790,000	2,901,600
		Stock options (long-term incentive – deferred)	372,000	465,000	483,600
		Total direct compensation	4,320,000	5,250,000	5,436,000

Alignment with shareholder interests

Share ownership

Ms. Johannson exceeds her share ownership guidelines.

Share ownership as at December 31, 2024
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary(1)	$2,850,867	$351,812	$9,649,610	$4,619,345	$17,471,634	29.12
(1)	Annual base salary as of October 31, 2024.

Pension

Ms. Johannson participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Ms. Johannson’s total annual normal retirement pension benefit is as follows:

•

Equal to 1.25% of her average pensionable salary (subject to certain limits), multiplied by her years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of her five highest consecutive short-term incentive awards, capped at 45% of her average pensionable salary (subject to certain limits), multiplied by her years of credited service, plus 0.75% of her average pensionable salary, multiplied by the years of contributory service, because she has chosen to enhance a portion of her pension benefit by making optional contributions.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plan is payable at age 65, but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portions paid from the BMO Canada Pension Plan and Supplementary Plan are paid as periodic payments.

Ms. Johannson’s total annual retirement pension benefit to date is $109,000 payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 78 for more information.

72	Bank of Montreal Management Proxy Circular 2025

Steve Tennyson

Chief Technology & Operations Officer

Steve was appointed Chief Technology & Operations Officer in November 2018 and is a member of the bank’s Executive Committee. Steve has global responsibility for the bank’s technology systems, operations, infrastructure, financial crimes unit and data & AI management groups. Technology & Operations drives innovation across the bank, partnering with business leaders to use technology as a strategic lever in achieving business growth and delivering great customer experience.

Previously, Steve was the Executive Vice President & Chief Information Officer, Technology for BMO Financial Group.

2024 Performance

Mr. Tennyson’s leadership supported the bank’s success on key 2024 strategic priorities:

•  Advanced BMO’s Digital First strategy by improving the bank’s digital resilience and securely migrating key applications and numerous Application Platform Interfaces (APIs) to the cloud.

•  Deployed a new secure and automated data exchange system to streamline operations, and support compliance with regulatory standards as well as critical business functions – providing greater resiliency, flexibility and end-to-end security.

•  Recognized with two Digital Customer Experience (CX) Awards from The Digital Banker for leadership in digital innovation and helping customers make financial progress: Outstanding Use of Digital Channels for Improved CX, recognizing our BMO SmartProgress® financial education platform, and Best Technology Implementation for Digital CX, recognizing the BMO Savings Goals feature in the BMO Mobile Banking app.

•  Applied emerging technologies, including AI and quantum computing, to deliver stronger insights and agile decision-making across BMO, as well as award-winning digital experiences for our customers, including BMO being named the silver medalist in the Datos Insights 2024 Impact Awards in the Commercial Banking, Artificial Intelligence (AI) and Advanced Analytics category, for the development of our One Client relationship network platform that provides greater insight into our clients and their needs.

•  Continued to educate and equip employees and customers to detect and manage cyber security threats across North America, Europe and Asia, to help keep customers’ and the bank’s data secure.

•  Improved employee winning culture index scores in key focus areas for the technology and operations function, and maintained strong scores on employee engagement.

2024 Compensation

Mr. Tennyson was awarded $3.320 million in variable pay for 2024.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance, including management’s recommended adjustments to account for secondary considerations, was 80%, in alignment with the final multiplier result for the total bank.

30% of Mr. Tennyson’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 70% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. The number of PSUs that ultimately vest will depend on BMO’s three-year average adjusted ROE compared with plan. What Mr. Tennyson actually receives in cash for his deferred awards will also depend on our share price at the time of vesting and exercise, starting in 2027.

70% of Mr. Tennyson’s 2024 variable pay is deferred		(Canadian $)	2024	2023	2022
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	3,320,000	4,092,500	5,021,500
		Cash bonus (short-term incentive)	996,000	1,182,750	1,506,450
		Performance share units (mid-term incentive – deferred)	1,826,000	2,168,375	2,761,825
		Stock options (long-term incentive – deferred)	498,000	591,375	753,225
		One-time RSU	—	150,000	—
		Total direct compensation	3,920,000	4,692,500	5,621,500

Bank of Montreal Management Proxy Circular 2025	73

Alignment with shareholder interests

Share ownership

Mr. Tennyson exceeds his share ownership guidelines.

Share ownership as at December 31, 2024
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0x base salary(1)	$3,571,503	$179,736	$8,102,617	$3,820,020	$15,673,876	26.12
(1)	Annual base salary as of October 31, 2024.

Pension

Mr. Tennyson participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Tennyson’s total annual normal retirement pension benefit is as follows:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and Supplementary Plan is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and Supplementary Plan are paid as periodic payments.

Mr. Tennyson’s total annual retirement pension benefit to date is $79,000 payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 78 for more information.

74	Bank of Montreal Management Proxy Circular 2025

Executive Compensation Tables

and Other Financial Information

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(1)(2) ($)	Annual incentive plans(3) ($)	Pension value(4) ($)	All other compensation(5) ($)	Total compensation ($)

Darryl White Chief Executive Officer	2024	1,100,000	4,960,000	1,280,000	2,280,000	1,296,000	53,317	10,969,317
	2023	1,100,000	5,890,000	1,520,000	2,707,500	1,264,195	56,091	12,537,786
	2022	1,000,000	6,322,250	1,845,250	3,327,500	1,734,683	55,823	14,285,506

Tayfun Tuzun Chief Financial Officer	2024	815,460	1,752,111	292,019	850,797	37,035	0	3,747,422
	2023	809,520	2,010,852	309,362	769,044	35,302	0	3,934,080
	2022	775,080	2,301,215	341,523	742,462	32,618	0	4,192,898

Alan Tannenbaum Chief Executive Officer & Group Head, BMO Capital Markets	2024	815,460	4,161,405	660,540	1,732,037	47,568	83,335	7,500,345
	2023	472,220	6,048,159	339,213	4,644,621	51,380	0	11,555,593
	2022	452,130	5,503,885	336,013	4,592,349	46,088	0	10,930,465

Ernie Johannson Group Head, North American Personal & Business Banking	2024	600,000	2,343,600	372,000	1,004,400	68,000	2,250	4,390,250
	2023	600,000	2,790,000	465,000	1,395,000	65,923	2,250	5,318,173
	2022	600,000	2,901,600	483,600	1,450,800	91,923	408,484	5,936,407

Steve Tennyson Chief Technology & Operations Officer	2024	600,000	1,826,000	498,000	996,000	73,000	2,250	3,995,250
	2023	600,000	2,318,375	591,375	1,182,750	71,078	2,250	4,765,828
	2022	600,000	2,761,825	753,225	1,506,450	88,641	2,250	5,712,391

Cash compensation and certain pension values paid in U.S. dollars have been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.3591 in 2024, US$1.00 = C$1.3492 in 2023 and US$1.00 = C$1.2918 in 2022.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for each fiscal year: US$1.00 = C$1.39945 in 2024, US$1.00 = C$1.35685 in 2023 and US$1.00 = C$1.34405 in 2022.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2024, 2023 and 2022 calendar years. The fiscal 2023 one-time RSU awards for Alan Tannenbaum and Steve Tennyson were granted in January 2024. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2022, November 1, 2021 to October 31, 2022. Equity awards granted in U.S. dollars during this period as set out below have been converted into Canadian dollars using the November month-end spot rate for 2021: US$1.00 = C$1.27855.

•	The value of options granted during this period was: Mr. White: $1,875,750, Mr. Tuzun: $330,249, Mr. Tannenbaum: $319,638, Ms. Johannson: $414,800 and Mr. Tennyson: $522,750.
•	The value of share-based awards during this period was: Mr. White: $6,426,750, Mr. Tuzun: $2,225,252, Mr. Tannenbaum: $5,932,472, Ms. Johannson: $2,813,200, and Mr. Tennyson: $2,060,250.

(2)

BMO uses a five-year average compensation fair value methodology. A third-party consultant prepared an estimate of the value of the options for 2024. The consultant uses a binomial pricing model, a commonly used valuation method, and gave key assumptions to determine option fair value - historic dividend yield: 4.11%, historic share price volatility: 19.87%, risk-free rate of return: 3.2%

and option term: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2024 is $19.04 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. For options granted in 2024, a binomial option pricing model was used with the following assumptions - expected dividend yield: 3.6%, expected share price volatility: 16.7%, risk-free rate of return: 2.8% and expected period until exercise: 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2024 is approximately $18.46 per option. For the options granted in December 2023, differences in similar assumptions resulted in a compensation value of $14.22 and an accounting value of $15.33.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. Mr. Tannenbaum, Ms. Johannson and Mr. Tennyson elected to defer 50%, 50% and 25% of their incentive awards into DSUs, respectively. Mr. Tannenbaum’s election was capped to US$500,000.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 78 and 79 for information about the pension plans and obligations). The pension value for Mr. Tuzun and Mr. Tannenbaum includes contributions to the BMO 401(k) Savings Plan and the Non-Qualified Savings Plan.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites, allowances or taxable benefits where they are at or above $50,000, or 10% of total annual salary (whichever is lower). In fiscal 2024 for Darryl White, this amount includes an annual executive allowance of $36,000. In fiscal 2024 for Alan Tannenbaum, this amount includes $62,536 in tax equalization payments.

Bank of Montreal Management Proxy Circular 2025	75

Outstanding option-based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 31, 2024.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date	Value of unexercised in-the-money options(2)	Value of options exercised(3)
Darryl White	15-Dec-2014	15,876	$78.09	15-Dec-2024	$774,590
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$2,232,264
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$1,392,271
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$1,074,124
	17-Dec-2018	80,559	$89.90	17-Dec-2028	$2,979,072
	16-Dec-2019	92,639	$101.47	16-Dec-2029	$2,353,957
	14-Dec-2020	101,172	$97.14	14-Dec-2030	$3,008,855
	24-Dec-2021	115,292	$135.58	24-Dec-2031	$0
	15-Dec-2022	125,723	$122.31	15-Dec-2032	$574,554
	11-Dec-2023	106,892	$118.50	11-Dec-2033	$895,755
Total		770,472			$15,285,442	$0
Tayfun Tuzun	24-Dec-2021	20,300	$135.58	24-Dec-2031	$0
	15-Dec-2022	23,270	$122.31	15-Dec-2032	$106,344
	11-Dec-2023	21,756	$118.50	11-Dec-2033	$182,315
Total		65,326			$288,659	$0
Alan Tannenbaum	24-Dec-2021	19,648	$135.58	24-Dec-2031	$0
	15-Dec-2022	22,895	$122.31	15-Dec-2032	$104,630
	11-Dec-2023	23,855	$118.50	11-Dec-2033	$199,905
Total		66,398			$304,535	$0
Ernie Johannson	15-Dec-2014	0	$78.09	15-Dec-2024	$0	$146,762
	14-Dec-2015	4,676	$77.23	14-Dec-2025	$232,163
	19-Dec-2016	4,553	$96.90	19-Dec-2026	$136,499
	18-Dec-2017	5,554	$100.63	18-Dec-2027	$145,793
	17-Dec-2018	11,124	$89.90	17-Dec-2028	$411,366
	16-Dec-2019	17,083	$101.47	16-Dec-2029	$434,079
	14-Dec-2020	23,640	$97.14	14-Dec-2030	$703,054
	24-Dec-2021	25,496	$135.58	24-Dec-2031	$0
	15-Dec-2022	32,950	$122.31	15-Dec-2032	$150,582
	11-Dec-2023	32,701	$188.50	11-Dec-2033	$274,034
Total		157,777			$2,487,570	$146,762
Steve Tennyson	15-Dec-2014	0	$78.09	15-Dec-2024	$0	$269,441
	14-Dec-2015	9,072	$77.23	14-Dec-2025	$450,425
	19-Dec-2016	8,803	$96.90	19-Dec-2026	$263,914
	18-Dec-2017	8,184	$100.63	18-Dec-2027	$214,830
	17-Dec-2018	20,857	$89.90	17-Dec-2028	$771,292
	16-Dec-2019	22,996	$101.47	16-Dec-2029	$584,328
	14-Dec-2020	28,215	$97.14	14-Dec-2030	$839,114
	24-Dec-2021	32,131	$135.58	24-Dec-2031	$0
	15-Dec-2022	51,320	$122.31	15-Dec-2032	$234,532
	11-Dec-2023	41,588	$118.50	11-Dec-2033	$348,507
Total		223,166			$3,706,942	$269,441

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)	The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 31, 2024 ($126.88).
(3)	The value of options exercised is the proceeds received in fiscal 2024 from the exercise of options granted in previous years, before deductions for taxes and commissions.

76	Bank of Montreal Management Proxy Circular 2025

		Share-based awards
Name	Grant date	Plan	Number of shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed	Number of shares or units that have vested(4)	Market or payout value of vested share- based awards not paid out or distributed(5)
Darryl White	14-Dec-2015	Awarded DSU			15,033	$1,907,375
	19-Dec-2016	Awarded DSU			14,481	$1,837,384
	18-Dec-2017	Awarded DSU			16,876	$2,141,167
	13-Dec-2021	PSU	52,671	$6,682,952
	15-Dec-2022	PSU	52,860	$6,706,860
	11-Dec-2023	PSU	55,716	$7,069,251
		Deferred DSU			21,869	$2,774,755
Total			161,247	$20,459,063	68,259	$8,660,681
Tayfun Tuzun	04-Jan-2021	Awarded DSU			13,723	$1,741,197
	13-Dec-2021	PSU	18,238	$2,314,070
	15-Dec-2022	PSU	19,241	$2,441,274
	11-Dec-2023	PSU	19,022	$2,413,454
Total			56,501	$7,168,798	13,723	$1,741,197
Alan Tannenbaum	13-Dec-2021	RSU	48,623	$6,169,255
	15-Dec-2022	RSU	46,019	$5,838,868
	11-Dec-2023	RSU	50,795	$6,444,832
	02-Jan-2024	RSU	5,606	$711,278
		Deferred DSU			26,609	$3,376,211
Total			151,043	$19,164,233	26,609	$3,376,211
Ernie Johannson	13-Dec-2021	PSU	20,597	$2,613,389
	04-Jan-2022	RSU	2,492	$316,181
	15-Dec-2022	PSU	24,260	$3,078,117
	11-Dec-2023	PSU	26,392	$3,348,593
		Deferred DSU			29,504	$3,743,506
Total			73,741	$9,356,280	29,504	$3,743,506
Steve Tennyson	15-Dec-2014	Awarded DSU			2,512	$318,779
	14-Dec-2015	Awarded DSU			2,410	$305,777
	19-Dec-2016	Awarded DSU			2,079	$263,830
	18-Dec-2017	Awarded DSU			1,890	$239,811
	13-Dec-2021	PSU	16,885	$2,142,382
	15-Dec-2022	PSU	23,091	$2,929,840
	11-Dec-2023	PSU	20,512	$2,602,511
	2-Jan-2024	RSU	1,273	$161,532
		Deferred DSU			16,698	$2,118,685
Total			61,761	$7,836,265	25,589	$3,246,882

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)	The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 31, 2024 ($126.88).
The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

Bank of Montreal Management Proxy Circular 2025	77

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2024.

Name	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year(2) ($)	Non-equity incentive plan compensation – value earned during the year(3) ($)

Darryl White	2,409,003	7,556,266	2,280,000

Tayfun Tuzun	—	2,396,118	850,797

Alan Tannenbaum	—	3,393,928	1,732,037

Ernie Johannson	512,089	3,075,200	1,004,400

Steve Tennyson	640,194	2,426,915	996,000
(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2023 and January 1, 2024 (as appropriate per vesting schedule) for RSU and PSU awards, and a 10-day average of a BMO common share on the TSX calculated as at January 1, 2024 for DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Tuzun,

Ms. Johannson, and Mr. Tennyson were determined using a performance factor of 120%, based on the bank’s three-year average adjusted return on equity of 15.4%, compared with the target of 12.2% set at the beginning of the performance period. The full target range was from a threshold of 10.2% to a maximum of 14.2%. Adjusted results and measures are non-GAAP measures or ratios. Please see footnotes 1, 2, and 3 on page 59 of this circular for additional information.
(3)

These are the annual cash incentive awards for 2024. The table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs. Mr. Tuzun and Mr. Tannenbaum’s amounts have been converted into Canadian dollars using an average exchange rate of US$1.00 = C$1.3591 in 2024.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the bank. Mr. Tannenbaum has accrued defined benefit pension benefits in the BMO U.S. Pension Plan in the account-based formula provision, which is a company plan frozen to future pay credits as of February 28, 2017, and the BMO U.S. Supplemental Pension Plan, also frozen as of February 28, 2017. The table below shows the pension benefits under the defined benefit pension plans for the NEOs, including the annual pension payable for three pension-eligibility time frames; year-end, at normal retirement (estimated) and at age 65 (estimated), and accrued obligations determined on a defined benefit basis.

		Annual benefits payable(1)(2) ($)
Name	Number of years credited service	At year-end(3)	At normal retirement	At age 65	Accrued obligation at start of year(4) ($)	Compensatory change(5) ($)	Non-compensatory change(6) ($)	Accrued obligation at year-end(4) ($)

Darryl White	8.00	880,000	1,250,000	1,250,000	7,286,000	1,296,000	1,935,000	10,517,000

Alan Tannenbaum	7.00	44,000	44,000	44,000	327,000	—	29,000	356,000

Ernie Johannson	12.64	109,000	163,000	163,000	908,000	68,000	223,000	1,199,000

Steve Tennyson	13.10	79,000	94,000	94,000	832,000	73,000	159,000	1,064,000
(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Ms. Johannson and Mr. Tennyson reflect earnings as of October 31, 2024.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reduction of benefits applied in the event of early retirement.
(4)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in Note 22 to the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different than the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement), and the assumptions used to prepare the consolidated financial statements.
(5)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes.

(6)

Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

78	Bank of Montreal Management Proxy Circular 2025

Defined contribution pension plan table

Mr. Tuzun and Mr. Tannenbaum participate in the BMO 401(k) Savings Plan (“401(k) Savings Plan”) and the BMO Financial Corp. Non-Qualified Savings Plan (“Non-Qualified Savings Plan”), which are defined contribution plans. The table below summarizes the bank’s contributions to the 401(k) Savings Plan and the Non-Qualified Savings Plan for Mr. Tuzun and Mr. Tannenbaum.

Name	Defined contribution pension Accumulated value at start of year ($)	Compensatory(1) ($)	Defined contribution pension Accumulated value at year-end ($)

Tayfun Tuzun(2)	198,227	37,035	318,254

Alan Tannenbaum(2)	498,146	47,568	786,820

(1)

The compensatory amount includes only the bank’s contributions to the 401(k) Savings Plan and the Non-Qualified Savings Plan on behalf of Mr. Tuzun and Mr. Tannenbaum. Both plans provide “above market investment earnings” and the amounts for Mr. Tuzun and Mr. Tannenbaum were converted at the exchange rate outlined in the notes to the summary compensation table. The BMO 401(k) Savings Plan provides a 2% contribution of the participant’s earnings to a maximum earnings of $345,000 in 2024 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $345,000 in 2024). The Non-Qualified Savings Plan provides a core contribution of 2% of earnings above the 401(k) limit of $345,000 to a maximum of $500,000 and for a match of 100% of additional contributions equal to 5% of salary in excess of the limit up to $500,000 or $155,000 in 2024.
(2)

Mr. Tuzun’s and Mr. Tannenbaum’s accumulated values have been converted into Canadian dollars using the spot rate of US$1.00 = C$1.3868 at October 31, 2023 and US$1.00 = C$1.3909 at October 31, 2024. The compensatory value has been converted into Canadian dollars using the average exchange rate of US$1.00 = C$1.3591 at fiscal 2024 year-end.

Bank of Montreal Management Proxy Circular 2025	79

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios, and where applicable the incremental payment.(1)

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control

Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment

Short-term incentive plan (bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment

Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply Units are forfeited if non-solicit or non-compete provisions(2) are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply Units are forfeited if non-solicit or non- compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply(3)

Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled

Unvested options are cancelled. Vested options expire the earlier of normal expiry or 90 days after termination. However, if employee is at retirement age, the retirement provisions apply instead.

If non-solicit or non-compete provisions(4) are breached, vested options are cancelled

				Normal expiry for all options. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days

Deferred share units	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(5)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding

BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus-related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment(6)

BMO Nesbitt Burns Employee Retirement Plan BMO U.S. Pension Plan BMO 401(k) Savings Plan	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment

Benefits	None	None	None	None	None

Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(1)	Mr. White, Mr. Tuzun, Mr. Tannenbaum, Ms. Johannson and Mr. Tennyson have employment agreements that specify their termination and change of control benefits:
•	For Mr. White, there is no incremental payment on resignation, termination with cause or retirement. His payment on termination without cause equals two years of credited service under the pension plan plus a severance payment of two times his current base salary and target cash bonus. He receives a payment on change of control if he is terminated without cause within 24 months of the change of control. The payment is the same as he receives on termination without cause. Termination without cause includes voluntary termination within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.
•	For Mr. Tuzun, Mr. Tannenbaum, Ms. Johannson and Mr. Tennyson there is no incremental payment on resignation, termination with cause or retirement. Their payment on termination without cause is a severance payment of two times target total cash (1.5 times for Mr. Tuzun).
(2)

The term of such non-competition and non-solicitation restrictions, where applicable, is 90 days and 12 months, respectively, following effective date of termination of employment. Such covenants may be waived by the Human Resources Committee.

(3)

All or a portion of outstanding RSUs and PSUs may be forfeited if, in the context of a divestiture, a comparable offer of employment is declined, or if an offer of employment is accepted and then the employee resigns or is terminated with cause.

(4)

The term of such non-competition and non-solicitation restrictions, where applicable, is 18 months, respectively, following effective date of termination of employment. Such covenants may be waived by the board.

(5)	DSUs granted on or after December 2013 that have vested may be forfeited on termination with cause.
(6)

Mr. White is entitled to an enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement, which on a change of control entitles him to $250,000.

80	Bank of Montreal Management Proxy Circular 2025

The table below shows the estimated incremental payments to each NEO at, following, or in connection with each of the termination scenarios as at October 31, 2024(1), unless otherwise indicated. The table includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control(2) ($)
Darryl White	Total cash severance	0	0	7,900,000	0	7,900,000
	Stock options	0	0	0	0	2,974,737
	Pension	0	0	250,000	0	250,000
	Total	0	0	8,150,000	0	11,124,737
Tayfun Tuzun	Total cash severance	0	0	2,818,434	0	2,818,434
	Stock options	0	0	0	0	288,659
	Pension	0	0	0	0	0
	Total	0	0	2,818,434	0	3,107,093
Alan Tannenbaum	Total cash severance	0	0	6,442,134	0	6,442,134
	Stock options	0	0	0	0	304,535
	Pension	0	0	0	0	0
	Total	0	0	6,442,134	0	6,746,669
Ernie Johannson	Total cash severance	0	0	3,990,000	0	3,990,000
	Stock options	0	0	0	0	776,143
	Pension	0	0	0	0	0
	Total	0	0	3,990,000	0	4,766,143
Steve Tennyson	Total cash severance	0	0	3,690,000	0	3,690,000
	Stock options	0	0	0	0	1,002,612
	Pension	0	0	0	0	0
	Total	0	0	3,690,000	0	4,692,612

(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 31, 2024. Values are based on the closing price of a BMO common share on the TSX on October 31, 2024 ($126.88). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.3591

•	Severance payments for Mr. White, Mr. Tuzun, Mr. Tannenbaum, Ms. Johannson and Mr. Tennyson are governed by employment agreements. Mr. White’s termination without cause includes voluntary termination by the executive within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom he reports, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location (“Good Reason”).
•	Stock option values shown are the in-the-money amount of options vesting earlier than normal, reflecting the value realized assuming all options were exercised on October 31, 2024. Accelerated vesting of all stock options would occur if the NEO’s employment terminates, other than for cause, within 24 months of the change of control, and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.
•	Pension payments for Mr. White are governed by his employment agreement. Payments for Ms. Johannson and Mr. Tennyson are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, for Mr. Tuzun by the BMO 401(k) and Non-Qualified Savings Plans, and for Mr. Tannenbaum by the BMO U.S. Pension Plan.
(2)

Reflects amounts in the event of a termination without cause following a change of control or a voluntary termination by the executive for Good Reason within 24 months of a change of control. Statutory benefits have not been included in the table. For the definition of a change of control for the stock option plan, refer to page 80. For the purposes of the enhanced pension benefit for Mr. White, a change of control is the result of a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

Bank of Montreal Management Proxy Circular 2025	81

Additional information about the long-term incentive plans

Stock option plans

The bank’s stock option plan is the only compensation plan under which the bank issues equity securities. Shareholders approved the stock option plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the annual meeting of shareholders on March 31, 2020.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share values, the committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution), and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 31 of each year)
	2024	2023	2022

Overhang The total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 729,585,048, the total number of issued and outstanding shares at the end of the fiscal year	2.21%	2.35%	2.61%

Dilution The number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.90%	0.88%	0.88%

Burn rate The number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted-average number of outstanding shares for the applicable fiscal year	0.15%	0.19%	0.15%

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 31, 2024):

•	Shares to be issued when outstanding options under the stock option plan are exercised
•	Remaining number of shares available for issue under the stock option plan. Shareholders have approved all equity compensation plans that involve issuing shares

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted- average exercise price of outstanding options, warrants and rights (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1) (3)

Equity compensation plans approved by the security holders	6,554,492	$110.14	9,565,914

Equity compensation plans not approved by the security holders	nil	nil	nil

Total	6,554,492	$110.14	9,565,914

82	Bank of Montreal Management Proxy Circular 2025

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees of the bank and its affiliates (including employees on a temporary leave of absence) at the committee’s discretion.

Maximum number of shares issuable	84,200,000 shares (representing 11.54% of issued and outstanding shares as at October 31, 2024).

Currently issued (dilution)	6,554,492 shares issuable upon exercise of outstanding options (representing 0.90% of the bank’s issued and outstanding shares as at October 31, 2024).

Available for issue	9,565,914 shares remaining available for issuance (representing 1.31% of the bank’s issued and outstanding shares as at October 31, 2024).

Other limits

The number of shares issuable to insiders, at any time, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements, cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)	The committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after the blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this term extension provision.

Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant.

Vesting and exercise of options

Stock options must vest before they can be exercised. Stock options vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options cannot vest prior to the first anniversary of the grant date.

The committee may outline different vesting terms in the participant’s award acknowledgement.

The committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.

Expiry of options

Options expire on the tenth anniversary of the grant date. For participants whose retirement, death or permanent disability occurs before January 1, 2020, options expire on the earlier of the tenth anniversary of the grant date and the fifth anniversary of the date of retirement, death or long-term disability.

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.

Transfer/assignment	Only by will or under succession laws.

Forfeiture on detrimental act committed while employed	All or a portion of a former executive’s vested and non-vested options may be forfeited if it is discovered that they committed an act detrimental to the bank while they were still employed by the bank.

Forfeiture on competition	Options may be forfeited where a retired participant, a participant on permanent disability or a participant who was terminated without cause competes with the bank or solicits the bank’s employees, customers or suppliers during their restricted period.

Stock appreciation rights	The plan permits the granting of stock appreciation rights (SARs) in lieu of or in tandem with option grants on substantially the same terms as options except that the market price on exercise shall be the weighted-average trading price of the shares for the five trading days prior to exercise. On exercise, SARs entitle the holder to receive a cash payment equal to any increase in the market price of a share from the date of grant to the exercise date. No SARs are outstanding.

Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

Bank of Montreal Management Proxy Circular 2025	83

Plan changes	The committee or board of directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change. Shareholders must approve the following changes:

(i) Increasing the number of shares reserved for issue under the plan

(ii) Reducing the exercise price of an award (the cancellation or termination of an award of a plan participant prior to the award’s expiry date for the purpose of re-issuing awards to the same plan participant shall be treated as an amendment to reduce the exercise price of an award)

(iii) Extending the term of an award beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank)

(iv) Extending eligibility to participate in the plan to non-employee directors

(v) Allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes

(vi) Extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank)

(vii) Allowing awards, other than options and stock appreciation rights, to be made under the plan

(viii) Deletion of or reduction to the range of amendments which require shareholder approval under the plan

Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option, which does not involve extending the term of the option beyond its original expiry date.

Exercise process	(i) Executives open a BMO brokerage account

(ii) When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin

(iii)  When an executive has elected to sell all or some of the shares issued after exercising the options, the brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest

(iv) When an executive has elected to hold the shares issued after exercising the options, the executive must pay the strike price, applicable commissions and taxes and debit interest

An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.

Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back if, through the executive’s misconduct or gross negligence in managing risk, BMO suffers, or could suffer, a consequential financial or reputational loss or is required to restate its financials.

Up to 100% of the benefit received from exercising stock options in the past 36 months may be clawed back if there is, or could be, a financial restatement or misconduct, as per bank policy.

As of 2023, if the bank restates its annual or quarterly financial statements, clawbacks will be applied to senior officers.

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)

Form of award	Cash or restricted share units (RSUs)

Pool funding

A global pool is established based on a fully expensed model driven by net income before bonus and taxes.

The pool incorporates a BMO Capital Markets ROE measure.

The pool is fully adjusted for actual loan losses (excluding provisions on performing loans), and may also be adjusted to reflect other considerations such as risk and total bank performance.

Form of award(1)

Individual awards are apportioned between cash and RSUs, based on the nature of the role and compensation level.

For Managing Directors and above, the cash portion can be voluntarily deferred into DSUs.

All material risk takers in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See page 85 for more information on material risk takers.

RSU terms

•  Value of the RSUs is based on the share price

•  Vest and pay out over a period of three years

•  Earn dividend equivalents as additional RSUs

•  Non-vested units are forfeited on resignation

•  Continue to vest upon retirement or termination without cause, subject to applicable non-competition, non-solicitation and divestiture provisions

•  Non-vested RSUs are forfeited if a participant committed an act while employed with the bank that would have led to termination for cause

Clawback

Cash, RSUs and DSUs paid out in the past 36 months may be clawed back if there is a financial restatement, and if there is or could be significant financial or reputational harm to the bank through employee misconduct or negligence in managing risk, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by Capital Requirements Directive V, the structure of awards aligns with those prescribed by legislation.

84	Bank of Montreal Management Proxy Circular 2025

Other financial information

This section of the management proxy circular contains information about compensation plans and employees with the ability to expose the bank to material amounts of risk (material plans and material risk takers) and is consistent with the FSB Principles and Standards for Sound Compensation Practices and the Pillar 3 Disclosure Requirements of the Basel Committee on Banking Supervision.

The committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it takes to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie variable pay awards and payouts to the bank’s objectives, business performance targets, strategic priorities, shareholder returns and risk profiles
•	Consider individual performance and adherence to BMO’s Code of Conduct when determining variable pay
•	Require material risk takers to defer a significant portion of their variable pay

See Executive Compensation starting on page 39 for information about executive compensation and the committee’s role.

Material plans

The committee annually approves the criteria for identifying material plans and the subsequent list of material plans, after receiving input from the bank’s management oversight committees, comprising Enterprise Risk and Portfolio Management, Finance, Audit, Legal, Regulatory Compliance & Procurement, and Human Resources groups.

Three factors are considered when determining whether a compensation plan is deemed material:

•	Whether the compensation plan includes material risk takers
•	The total annual compensation spend of the plan
•	The judgment of the Enterprise Compensation Oversight Committee

The committee also approves:

•	The list of material plans
•	Annual funding for the material plan variable pay pools, after review by the management oversight committees and CEO
•	Design changes to material plans, after review by the management oversight committees and CEO (see page 44 for more information about the management oversight committees)

Material risk takers

The committee has approved the following criteria for identifying material risk takers:

•	All Senior Vice-Presidents and above in the bank
•	Certain roles in BMO Capital Markets, Corporate Treasury and BMO Wealth Management that could have a material impact on the bank’s risk profile

The following standards apply to the compensation of material risk takers:

•	Non-financial metrics (such as risk limits exceeded, misconduct or unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions
•	Variable pay reflects pay for performance and appropriate risk measures
•	Deferred compensation for this group is at least 40% of their total variable pay

Compensation tables for material risk takers

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.3591, £1 = C$1.7378, 1 HKD = C$0.1741, 1 euro = C$1.4779, and 1 Chinese Yuan = C$0.1860 in fiscal 2024 and US$1.00 = C$1.3492, £1 = C$1.6685, 1 HKD = C$0.1723 and 1 euro = C$1.4507 in fiscal 2023.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.399450, £1 = C$1.782899, 1 HKD = C$0.179843, 1 euro = C$1.480548, and 1 Chinese Yuan = C$0.194755 in fiscal 2024 and US$1.00 = C$1.356850, £1 = C$1.712752, 1 HKD = C$0.173735 and 1 euro = C$1.477677 in fiscal 2023.

Bank of Montreal Management Proxy Circular 2025	85

Total direct compensation awarded in fiscal 2024 and 2023

	2024		2023
Category(1)	Senior executives	Other material risk takers	Senior executives	Other material risk takers

Number of employees	11	220	13	206

Total fixed pay (non-deferred) ($)	7,961,768	82,400,898	9,138,080	75,795,802

Total variable pay

Cash (non-deferred) ($)	9,817,108	150,807,718	13,210,446	153,610,142

Cash (deferred) ($)	1,430,735	1,588,138	697,500	5,681,029

Share-based (deferred) ($)	24,837,947	165,103,454	31,087,392	174,139,567

Option-based (deferred) ($)	4,731,144	8,558,733	5,733,500	10,104,811

Total variable pay ($)(2)	40,816,934	326,058,044	50,728,838	343,535,549

Total direct compensation ($)	48,778,702	408,458,942	59,866,918	419,331,351
(1)	Employees who have left the bank during the year are included in these categories. Senior executives are the bank’s most senior executives.
(2)	Total variable pay represents the total of cash (excluding fixed compensation), share-based and option-based compensation.

Deferred compensation outstanding and paid out in fiscal 2024 and 2023

	2024		2023
Category(1)	Senior executives	Other material risk takers	Senior executives	Other material risk takers

Cash

Vested ($)	0	1,979,248	0	1,816,965

Unvested ($)	339,775	4,466,242	337,300	4,517,353

Share-based(1)(2)

Vested ($)	21,426,017	22,428,814	15,972,149	28,715,415

Unvested ($)	113,842,128	490,802,517	109,515,262	400,043,064

Option-based(1)(3)

Vested ($)	20,805,838	29,916,873	8,790,132	9,170,394

Unvested ($)	7,903,178	15,656,398	2,894,477	3,971,838

Paid in the fiscal year ($)	29,801,962	173,287,631	44,947,725	176,817,380
(1)	Based on the closing price of a BMO common share on the TSX on October 31, 2024 ($126.88) and October 31, 2023 ($104.79).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 31, 2024, multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 31, 2024. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (risk adjustments, clawback or forfeiture to address business events that have exceeded compliance thresholds or risk appetite). In 2024 there were no explicit adjustments. In 2023 share-based compensation was reduced by $8.9 million due to explicit adjustments from material risk takers who were not senior executives. There were no implicit adjustments in 2024 and 2023.

Other compensation paid

In 2024, severance payments of $24.7 million were committed to for 15 material risk takers and $16.1 million was paid out to 22 material risk takers. In 2023, severance payments of $23.7 million were committed to for 11 material risk takers and $23.8 million was paid out to 15 material risk takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No senior executive received or was awarded severance in fiscal 2024 or 2023.

In 2024, the bank paid $17.3 million in guaranteed bonuses to four material risk takers. It also paid $12.7 million in sign-on payments to four material risk takers. In 2023, the bank paid $12.7 million in guaranteed bonuses to five material risk takers. It also paid $18.4 million in sign-on payments to eight material risk takers.

Information about the highest severance awarded for 2024 and 2023 has been disclosed to OSFI on a confidential basis.

86	Bank of Montreal Management Proxy Circular 2025

OTHER INFORMATION

Related party transactions

The Audit and Conduct Review Committee’s Charter sets out its responsibilities for:

(i)	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;
(ii)

reviewing and approving as considered appropriate practices to identify related party transactions that could have a material effect on the stability or solvency of the bank, and the measurement criteria and benchmarks for permitted related party transactions;

(iii)	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and
(iv)	reviewing reports to the Audit and Conduct Review Committee on related and affected party transactions.

For the fiscal year ending October 31, 2024, BMO’s Chief Compliance Officer advised the Audit and Conduct Review Committee there were no transactions that required reporting to or approval of the Audit and Conduct Review Committee and certified the effectiveness of the procedures used by the bank and its designated subsidiaries for identifying and monitoring related and affected party transactions to comply with applicable laws.

Indebtedness

As at January 31, 2025, except as set out below, we are not aware of any current or former directors, nominated directors, executive officers and employees, or any of their respective associates, having outstanding loans to BMO other than routine indebtedness or amounts that have been repaid entirely as of the date of this circular. We were also not aware of any outstanding loans to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by BMO or our subsidiaries.

We do not make personal loans to our directors and executive officers, as defined by the United States Sarbanes-Oxley Act of 2002, unless the loans meet the requirements of this law.

The table below presents the indebtedness of anyone who is, or was during the most recently completed fiscal year, a director or executive officer of BMO, a nominated director of BMO, or an associate of any of these persons, except routine indebtedness as defined in securities legislation and indebtedness that has been repaid entirely at the date of this circular. We are not required to disclose routine indebtedness as Canadian securities laws define it.

Name and principal position	Involvement of bank or subsidiary	Largest amount outstanding during fiscal year ended October 31, 2024	Amount outstanding as at January 31, 2025	Financially assisted securities purchases during fiscal year ended October 31, 2024	Amount forgiven during fiscal year ended October 31, 2024
Sharon Haward-Laird General Counsel	Bank of Montreal (lender)	$2,016,686.26	$1,495,832.14(1)	—	$0
Steve Tennyson Chief Technology & Operations Officer	Bank of Montreal (lender)	$4,007,942.24	$3,062,859.58(2)	—	$0
Nadim Hirji Group Head BMO Commercial Bank	Bank of Montreal (lender)	$1,050,199.29	$1,055,297.77(3)	—	$0
(1)	A conventional mortgage secured by residence, 5 years closed fixed rate mortgage with the rate of 1.93%, maturity date of June 1, 2026.
(2)	A conventional mortgage secured by residence, 5 years variable rate mortgage with the rate of Prime – 0.60%, maturity date January 1, 2029. At January 31, 2025, Prime was at 5.45%.
(3)

Collateral mortgage secured by residence with outstanding amount of $1,050,000.00, fully open Home Owner Line of Credit with a rate of Prime + 0.5%. At January 31, 2025, Prime was at 5.45%, no maturity date.

The table below shows total employee loans outstanding to the bank at January 31, 2025:

To us or our subsidiaries
Total indebtedness (other than routine indebtedness)	$13,737,966.11

Bank of Montreal Management Proxy Circular 2025	87

Insurance

We pay for liability insurance for our directors and officers to provide coverage in circumstances where we do not, or are not permitted to, indemnify our directors and officers for their acts and omissions.

Coverage is $450,000,000, has no deductible, and we renew the coverage annually. We paid a net premium of $2.21 million to renew the coverage in 2025.

Normal course issuer bid

During the years ended October 31, 2022, 2023 and 2024, the bank did not have share buyback programs in place and did not repurchase any of its common shares for cancellation.

Director approval

The board has approved the content of this circular for distribution to shareholders.

Paul Noble

Senior Vice President, Chief Legal Officer, Enterprise Legal & Corporate Secretary

February 10, 2025

Board mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.	Culture, Purpose and Integrity

1.1	Approving and monitoring compliance with BMO’s Code of Conduct and monitoring the Bank’s performance against its Purpose; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance

2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

88	Bank of Montreal Management Proxy Circular 2025

3.	Strategic Planning Process

3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, its sustainability strategy (including in relation to climate), levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.	Risk Management, Internal Controls and Organizational Structure

4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;
4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.	Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chair of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning

6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chair of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chair of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.	Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Updated August 27, 2024

Bank of Montreal Management Proxy Circular 2025	89

SHAREHOLDER PROPOSALS

Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3 submitted six proposals. An English translation and MÉDAC’s supporting comments, and the bank’s response, are set out in full below. Of these MÉDAC proposals, four are submitted for your vote. Following discussions with the bank, MÉDAC agreed not to submit two of its proposals to a shareholder vote. Additional details on these withdrawn proposals are below.

Proposal No. 1

Public Disclosure of Non-Confidential Information, Country-By-Country Reporting, Compensation Ratios and Tax Havens

Be it proposed that the Bank disclose to the general public, on an annual basis, the non confidential information relating to its Country-by-Country Reporting, for the purposes of detailed and meaningful calculations of compensation ratios, namely broken down by jurisdiction, and to contribute to combating tax havens, particularly as regards transparency.

Supporting statement

On several occasions over the years, the Bank received from MÉDAC – henceforth from Vancity – shareholder proposals requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes supporting these proposals, the bank still refuses to disclose its overall compensation ratio, as has been mandatory for some time now in the United States and as many companies already do here in Canada.

Of course, a number of arguments have been put forward against the publication of such a ratio. Also, despite the fact that the compensation ratio should be published for all employees in accordance with Global Reporting Initiative (GRI) standards1, public disclosure of non-confidential data in the “Country by Country Reporting” – Action 132 of the OECD/G20 Inclusive Framework3 on BEPS4 (base erosion and profit shifting), an international initiative to which Canada is a signatory – would enable the calculation of significant compensation ratios so as to allow a better interpretation of the overall compensation ratio by broadening the description of the context.

Moreover, disclosing these non-confidential data to the general public – as is the case in several other countries, notably in Europe – would be an exercise in transparency, goodwill and good faith that would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other “complacent laws”.

For all these reasons, the Bank must publicly announce the nonconfidential data of its Country by Country Reporting each year.

This proposal has garnered significant support in the past, receiving 10.92% of votes in favour, and as such, we are retabling it for consideration.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL AGAIN THIS YEAR BECAUSE BMO ALREADY PROVIDES COUNTRY-BY-COUNTRY REPORTING AS REQUIRED TO TAX AUTHORITIES AND PUBLIC DISCLOSURE OF OUR FULL COUNTRY BY COUNTRY REPORT WOULD NOT PROVIDE CLARITY OR USEFUL INFORMATION FOR SHAREHOLDERS.

We provide detailed information regarding our income tax contributions and controls in accordance with applicable accounting standards as well as tax related information, including our applicable effective tax rate(s), in our annual and quarterly reports publicly filed with the Canadian Securities Administrators and the Securities and Exchange Commission. We disclose country-by-country information to tax authorities as required. We intend to fully comply with relevant tax laws and guidance in all jurisdictions in which we do business.

1

Disclosure 2-21, Annual Total Compensation Ratio, Full set of Global Reporting Initiative (GRI) standards - Disclose a. ratio; b. percentage increase; and: c. “contextual information necessary to understand the data”/ (Emphasis added.) https://www.globalreporting.org/pdf.ashx?id=12024

2	Action 13 - Country by Country Reporting https://www.oecd.org/tax/beps/beps-actions/action13/
3	Inclusive Framework on Base erosion and profit shifting https://www.oecd.org/tax/beps/
4	What is BEPS, OECD https://www.oecd.org/tax/beps/about/

90	Bank of Montreal Management Proxy Circular 2025

We believe that disclosure of country-by-country financial information would not provide clarity for shareholders as there are a number of differences between this information and BMO’s publicly filed consolidated financial statements, including differences in accounting standards.

Disclosure of our country-by-country reporting would require providing additional data relating to legal entities that are consolidated in our financial statements, across multiple business groups and sectors and would not provide useful information to our shareholders. Moreover, it is not currently required nor is it the practice of any of our financial services peers in Canada or the U.S to disclose such information publicly.

With respect to the disclosure of compensation ratios, we are committed to transparency and to providing fair and competitive compensation to our employees. Sufficient information already exists in our public disclosure for shareholders to assess our compensation practices.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Proposal No. 2

Advisory Vote on Environmental Policies

Be it proposed that the Bank adopt an annual advisory voting policy regarding its environmental and climate (say on climate) objectives and action plan.

Supporting statement

The most recent Banking on Climate Chaos1 report reveals that the five largest banks in Canada have provided nearly US$104 billion in financing to the fossil fuel industry in 2023. The breakdown is as follows: Royal Bank: US$28.2 billion; Bank of Nova Scotia US$29.3 billion; Toronto-Dominion Bank US$20.3 billion, Bank of Montreal, US$15.8 billion and Canadian Imperial Bank of Commerce, US$15.5 billion.

According to Alex Walker of the group Environmental Defense, by continuing to direct billions in fossil fuels, Canadian banks risk exposure to stranded assets. A stranded asset is an investment that loses its value before the end of its useful life due to the impact of changes in society2.

Add to this dismal record that, according to a Bloomberg NEF report published in December 2023, the country’s banks rank among the worst of the 100 worst banks when it comes to the share of funding allocated to low-carbon energy sources3.

In addition to the reputational risks that come with such investments, Canadian banks are also exposing their shareholders to the possibility of significant stranded asset risks, which could lead to a sharp decline in the value of their shares.

It is therefore appropriate for shareholders to be able to express their views on the environmental guidelines taken by the Bank.

This proposal has garnered significant support in the past, receiving 15.26% of votes in favour, and as such, we are retabling it for consideration

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL AGAIN THIS YEAR BECAUSE BMO PROVIDES ROBUST AND REGULAR UPDATES ON ENVIRONMENTAL MATTERS, INCLUDING CLIMATE CHANGE, THROUGH ITS SUSTAINABILITY AND CLIMATE REPORTING. BMO IS COMMITTED TO EXTENSIVE SHAREHOLDER ENGAGEMENT ON ENVIRONMENTAL AND CLIMATE STRATEGY, WHICH IS SIGNIFICANTLY MORE USEFUL THAN A SIMPLE “UP OR DOWN” SHAREHOLDER VOTE.

BMO provides robust and regular updates on environmental matters, including climate change, through its sustainability and climate reporting and engages extensively with shareholders on its environmental and climate strategy. Through our engagement with shareholders we receive meaningful feedback from shareholders on the bank’s approach to climate, the climate information that is most useful to shareholders, and views on the progress made by the bank.

Management and the board have taken concrete steps to develop and implement a credible multi-year climate strategy, this climate strategy is part of the Bank’s overall strategy that is approved by the board. We continue to modify and adapt our approach consistent with our overall strategy and new developments.

Our Climate Ambition is to be our clients’ lead partner in the transition to a net zero world. Details regarding our Climate Ambition and targets can be found in BMO’s sustainability and climate reporting.

Extensive shareholder and stakeholder engagement and dialogue have helped to inform our strategy and actions taken to carry out that strategy. We continue to work with stakeholders, including governments, banking and securities regulators, and shareholders. This collaboration is reflected in the ongoing implementation and iteration of our climate strategy to ensure our actions reflect and respond to evolving stakeholder priorities. BMO believes that it is important to continue this engagement.

1	https://www.bankingonclimatechaos.org/
2	https://www.ledevoir.com/economie/812778/banques-canadiennes-illustrent-aide-demesuree-industriefossile
3	https://ici.radio-canada.ca/nouvelle/2035114/ges-banques-canadiennes-mal-classees

Bank of Montreal Management Proxy Circular 2025	91

In light of the complexity and depth of our sustainability and climate strategies and commitments, the evolving legal and regulatory environment and the detailed disclosure that BMO provides and continues to enhance, BMO continues to believe that a simple “up or down” vote by shareholders would provide no meaningful information on whether BMO has identified the right climate focused initiatives or whether any particular climate initiative is insufficient or excessive. In contrast, the information provided by shareholders through our existing engagement practices provides meaningful input on investor priorities and perspectives.

Direct shareholder engagement has allowed investors to clearly communicate their views about BMO’s sustainability and climate strategy and will continue to do so. BMO welcomes these interactions and takes shareholder and stakeholder views into account when developing these strategies.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Proposal No. 3

Disclosure of Languages Spoken Fluently by Employees

Be it proposed that languages spoken fluently by employees be disclosed, by disaggregating information by jurisdiction, for all territories (countries, states, provinces) where the company has activities.

Supporting statement

When hiring a candidate, their skills are evaluated to ensure they meet the requirements of the position they are applying for. This includes assessing their language proficiency. Such information is widely known across organizations and, when presented in statistical form, holds interest for all parties involved. In recent years, a number of public controversies over language have tarnished the reputation of major publicly held corporations as regards their social responsibilities and how they interpret their duties and obligations in the light of the inherent diversity of our societies. Language, which is at the core of our democratic institutions, is in fact a fundamental characteristic of the community. Because they are harmful in every respect, such situations must not be allowed to recur. For this reason -and many other reasons as well -it is desirable for all interested parties (stakeholders) to know, through formal and official disclosure, which languages the employees of the corporation are capable of speaking fluently. Obviously, “fluently” means having attained a sufficient linguistic level to be able to use the language widely in all corporate and individual areas of activity, that is a level sufficient to enable one to perform their functions and duties fully and completely.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL AS THE PROPOSAL IS OVERLY BROAD AND PROVIDING SUCH DISCLOSURE WOULD BE COSTLY AND WOULD NOT PROVIDE DECISION USEFUL INFORMATION TO SHAREHOLDERS. BMO SEEKS TO EMPLOY INDIVIDUALS WITH FLUENCY IN LANGUAGES THAT ARE REQUIRED IN THE APPLICABLE JURISDICTIONS IN WHICH BMO OPERATES.

Like any commercial business, we strive to serve our customers in their language of choice in the communities in which our branches are located. We actively seek to employ individuals with fluency in languages which are prominent in the areas we operate and, where applicable, we comply with language laws.

Employee hiring decisions are made by authorized personnel in each local jurisdiction considering the needs of that jurisdiction and the functional role. Employee hiring decisions are not centralized. We respect our employees’ privacy by not requiring them to identify all languages in which they are able to communicate and their fluency in each when it is not relevant for their job. Nor do we collect or maintain data that would allow us to accurately disclose the languages spoken by all BMO employees across our footprint. We already disclose languages spoken by our Board and Senior Executives collectively consistent with other diversity disclosure as it may be of interest to our shareholders and other stakeholders.

For each of these reasons, the board recommends voting AGAINST this proposal.

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Proposal No. 4

Advanced Generative AI Systems and Code of Conduct

Be it proposed that the bank adhere to the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative Artificial Intelligence (AI) Systems

Supporting statement

Over a year ago, the federal government published the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems1. This Code specifically addresses systems such as ChatGPT, DALL E 2 and Midjourney. While these systems offer many benefits – such as drafting emails, answering complex questions, generating images, and producing realistic videos – they also pose significant risks to health and safety, have the potential to spread bias, and could lead to serious social consequences, particularly when misused by malicious actors.

It is telling that even the pioneers of artificial intelligence have expressed concern about its risks. By early 2023, over 350 AI leaders have signed a declaration2 urging the international community to prioritize mitigating the existential risks posed by AI, equating these dangers with those of a pandemic or nuclear war. As this moratorium has yet to be implemented, it seems the urgency to act has only grown. Joshua Bengio, one of the signatories of the moratorium petition, emphasized this point in a recent interview with Les Affaires3.

Recognizing the importance of robust oversight to manage and mitigate these risks, the federal government has invited companies to adopt to the Code, which describes:

•	the measures that should be applied in advance of binding regulation pursuant to the Artificial Intelligence Act;

•	as well as additional measures that should be taken by firms developing or managing the operations of these systems that are made widely available for use, and which are therefore subject to a wider range of potentially harmful or inappropriate use.

The purpose of this proposal is to encourage the Board of Directors to approve the company’s adherence to this Code of Conduct.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO HAS AN ESTABLISHED FRAMEWORK TO MANAGE RISKS ASSOCIATED WITH THE USE OF GENERATIVE AI (GENAI) THAT IS ALIGNED TO GUIDANCE FROM OUR PRUDENTIAL REGULATORS.

BMO supports the federal government of Canada’s policy objectives to promote the safe and responsible development and ethical use of Artificial Intelligence (AI) systems that align with existing Canadian laws and the Organization for Economic Cooperation and Development’s AI principles. BMO has played an active role in advancing critical conversations on the safe, transparent, and responsible deployment of AI in efforts to enhance customer experience while maintaining public confidence and trust in the ethical use of these technologies.

The ongoing growth of AI and, more specifically, GenAI presents innovation opportunities for BMO and, like any emerging technology capability, also presents unique challenges associated with its use. BMO’s approach to GenAI adheres to existing laws and guidance for federally regulated financial institutions (FRFIs) and existing privacy and risk management requirements, which pre-date the publication of the Innovation Science and Economic Development Canada’s Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems (Voluntary Code). As outlined in the 2024 Annual Report Management Discussion & Analysis, BMO has

developed AI risk management practices to meet expectations for human oversight and the fair, secure, ethical and responsible use of AI, including GenAI. Further, BMO’s Code of Conduct prohibits the use of GenAI without prior approval.

The Canadian Bankers Association (CBA) provided feedback on behalf of Canadian banks to Innovation Science and Economic Development Canada as part of its consultation on the Voluntary Code, including that there is a lack of clarity as to its intent, scope, key terms, and interoperability with prudential regulatory guidance. The commitments outlined in the Voluntary Code do not create a consistent and predictably enforceable set of standards to effectively manage risks associated with the use of GenAI. Additionally, while the Voluntary Code promotes commitments from signatories to support ongoing development of AI in Canada, BMO and other FRFIs already do so through ongoing engagement with the CBA and our prudential regulators, including the Office of the Superintendent of Financial Institutions. BMO continues to monitor developments in this area and, should pending federal legislation to regulate the development and deployment of AI, strengthen private sector privacy laws, and advance the implementation of Canada’s Digital Charter come into effect, BMO will comply with its legislated obligations.

For each of these reasons, the board recommends a vote AGAINST this proposal.

1	https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems
2	https://futureoflife.org/open-letter/pause-giant-ai-experiments/
3	https://www.lesaffaires.com/secteurs/techno/yoshua-bengio-le-moratoire-na-pas-eu-lieu-2/

Bank of Montreal Management Proxy Circular 2025	93

Proposal No. 5

The Shareholder Association for Research & Education (“SHARE”), on behalf of the Pension Plan of the United Church of Canada and PFA Pension has submitted the following proposal for your vote.

Disclosure of Energy Supply Ratio

Be it proposed that Bank of Montreal disclose annually its Energy Supply Ratio defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply relative to that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe Bank of Montreal’s methodology, including what is classified as “low carbon” or “fossil fuel”. Bank of Montreal should include lending in its Energy Supply Ratio, if methodologically sound.

Supporting Statement

As a major global bank, Bank of Montreal (BMO) is broadly exposed to financial stability risks posed by climate change and has made certain climate-related commitments. Banks aligning their activities with their climate goals are better prepared to manage risks, including the legal, reputational and financial risks associated with climate change, and capitalize on opportunities associated with the global energy transition.

According to the International Energy Agency, reaching net zero greenhouse gas emissions by 2050 requires rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030.1 The pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down.2

BMO is reportedly among the largest global financiers of fossil fuels; however, it has committed to achieve net zero emissions in its financing activities by 2050 and $300 billion CAD to Sustainable Finance (which was surpassed in 2023).3 Although BMO has robust disclosures on sustainable finance, investors need additional disclosure to assess BMO’s clean energy financing activity and relative financing of fossil fuels.

The Energy Supply Ratio (ESR), a dollar-based metric, will complement and supplement BMO’s existing emission-based climate financial disclosures, including disclosures under European

Union reporting requirements, and provide decision-useful disclosure on BMO’s activities and progress in meeting its publicly commitments. In recent years, banks reportedly earned more in lending and underwriting fees from clean energy projects than from oil and gas, and coal companies.4 Investors seek to assess whether BMO is positioning itself as a leader in the energy transition.

The ESR has become a key climate disclosure metric. Bloomberg provides clients with ESRs for global banks, including BMO, using a standardized methodology with clear definitions for “low carbon” and “fossil fuel”, however it cannot include non-disclosed lending.5

Three of the largest North American banks, Royal Bank of Canada, JPMorgan and Citibank committed to disclose ESR and their methodology, demonstrating that disclosure is feasible and leading market practice.

Investors believe that BMO should similarly disclose its annual ESR for which it is accountable, set targets in relation to, and work to reinforce an industry-standard approach for calculating and reporting ESR. Bloomberg published an Implementation Guide6 and the Institute of International Finance, an industry association with 400 members globally, published a 2024 whitepaper providing a format for standardized disclosure of methodology.7

We urge you to vote FOR the proposal.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE DISCLOSURE OF THIS INFORMATION WOULD BE REDUNDANT AND UNNECESSARY IN LIGHT OF BMO’S EXISTING DISCLOSURE PRACTICES AND WOULD NOT PROVIDE USEFUL INFORMATION TO SHAREHOLDERS.

BMO discloses both oil and gas and power generation financed emissions. Targets have been established for upstream oil and gas including intensity targets for scope 1 and 2 client emissions and an absolute scope 3 target. We have also established a target for Canadian power generation including a renewable power target for 2030 reflective of a net zero trajectory for financed emissions. In addition, BMO reports on Carbon Related Assets, which shows the proportion of carbon related assets including oil and gas and non-renewable power generation to total lending as defined in our sustainability and climate reporting.

1	https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach
2	https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach/executive-summary
3	https://our-impact.bmo.com/wp-content/uploads/2024/03/BMO_2023_SR_EN.pdf
4	https://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year
5	https://assets.bbhub.io/professional/sites/24/Financing-the-Transition_Energy-Supply-Investment-and-Bank-Facilitated-Financing-Ratios.pdf
6	https://assets.bbhub.io/professional/sites/24/Energy-Supply-Banking-Ratios-Implementation-Guide.pdf
7	32370132_iif_white_paper_energy_supply_ratio_september_2024_final.pdf

94	Bank of Montreal Management Proxy Circular 2025

The Energy Supply Ratio (ESR) sought in this proposal would not provide useful additional insight into BMO’s approach. The ESR compares renewable energy lending to oil and gas lending. The markets for these sectors are entirely different and are not suitable for direct comparison. BMO’s disclosure already illustrates the decarbonization of our portfolio in relation to oil and gas, and clearly shows the proportion of our lending to renewable versus non renewable energy.

Moreover, the proposal is premature as industry wide methodologies for ESR have not been fully developed. Given data availability challenges, we continue to evaluate third-party data providers to support with the provision of structured data on non-lending asset classes included in the ratio. In light of uncertain methodologies, adoption of an ERS metric could create legal and reputational risks for the bank.

For these each of these reasons, the board recommends voting AGAINST this proposal.

Proposal No. 6

Investors for Paris Compliance, 185-911 Yates St, Suite 561, Victoria, BC, V8V 4Y9, on behalf of Salal, Friends Fiduciary Corporation and Vancity Investment Management Ltd. has submitted the following proposal for your vote.

Disclosure of Lobbying and Policy Influence Activities

Be it proposed that the Bank complete its disclosures of lobbying and policy influence activities, both direct and indirect – through trade associations, coalitions, alliances, and other organizations – to fulfill its commitment to lobby “in a manner consistent with [its] support for the aims and objectives of the Paris Agreement.”

Supporting Statement

This resolution is consistent with the Global Standard on Responsible Corporate Climate Lobbying1 and the Business Associations Climate Action Guide.2

BMO made a commitment to net zero by 2050. BMO’s sectoral decarbonization modelling shows that supportive government policy is necessary for BMO to meet its own net zero targets.3

In its Statement on Political Contributions and Lobbying, BMO indicates that in engagement with elected officials it will “seek to do so in a manner consistent with our support for the aims and objectives of the Paris Agreement.”4

As part of its assessment of its client transition readiness, BMO tracks clients’ “policy engagement aligned with the goals of the Paris Agreement, summary of engagement activities, including consultations and partnerships, and disclosure of trade association memberships.”5

Yet, despite its own stated lobbying commitment and expectation of clients, BMO itself only discloses information on a few instances of climate-related lobbying, and only for BMO Global Asset Management.6 BMO also only discloses participation in select climate-related initiatives, omitting memberships in misaligned associations.7

For example, BMO maintains memberships in the Business Council of Canada and the Canadian Chamber of Commerce which InfluenceMap finds “have engaged in opposition to real-economy climate policies in Canada and globally.”8 BMO neither discloses these memberships nor outlines how it is reconciling this contradiction.

BMO is also the exclusive sponsor of the Canadian Association of Petroleum Producers (CAPP) annual conference. InfluenceMap ranked CAPP the 5th most negative and influential industry associations on climate in the world.9 BMO’s sponsorship implies to the reasonable investor an alignment with CAPP.

1	https://climate-lobbying.com/
2	https://exponentialroadmap.org/wp-content/uploads/2024/06/Business-associations-climate-action-gui de-v-1.0-final.pdf
3	Pages 47-50 at https://our-impact.bmo.com/wp-content/uploads/2024/03/BMO_2023_CR_EN.pdf
4	https://our-impact.bmo.com/wp-content/uploads/2023/05/Stmt-Political-Contrib-Loybbing-EN-ACC-Fe b2023.pdf
5	Page 38 at https://our-impact.bmo.com/wp-content/uploads/2024/03/BMO_2023_CR_EN.pdf
6	Page 46 at https://our-impact.bmo.com/wp-content/uploads/2024/03/BMO_2023_SR_EN.pdf and page 28 at https://bmo.bynder.com/m/601e470842d2335c/original/2023-responsible-investment-annual-report.pdf
7	Pages 28-30 at https://our-impact.bmo.com/wp-content/uploads/2024/03/BMO_2023_CR_EN.pdf
8	https://influencemap.org/report/Canada-s-Big-Five-Banks-26501
9	https://influencemap.org/report/Corporate-Climate-Policy-Footprint-2022-20196?return_to=/report/Corporate-Climate-Policy-Footprint-2022-20196

Bank of Montreal Management Proxy Circular 2025	95

Despite BMO’s analysis that it needs supportive government policy to meet its net zero targets, the bank is absent during public debates on significant climate policy, such as carbon pricing. The bank does not disclose whether it discusses these specific policy issues during government meetings, nor what its positions are.10

Truist11 and Barclays12 are examples of banks with more complete climate lobbying disclosure. Moreover, energy companies like Enbridge also provide greater climate lobbying disclosure than BMO.13

Shareholders request that BMO complete its lobbying disclosures to remedy these gaps and omissions.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO’S APPROACH TO ADVOCACY IS ALREADY DISCLOSED IN ACCORDANCE WITH THE REGULATIONS OF THE JURISDICTIONS IN WHICH WE UNDERTAKE ADVOCACY EFFORTS. BMO ALSO ALREADY DISCLOSES MEMBERSHIP IN ADVOCACY ASSOCIATIONS WHERE FINANCIAL CONTRIBUTIONS EXCEED $50,000.

Lobbying is a regulated activity and BMO complies with applicable laws and regulations, including those related to disclosure, in the jurisdictions in which we undertake advocacy efforts. The disclosure requirements vary by jurisdiction, but may include some combination of disclosing the subject matters on which we lobby public officials and the particulars of certain meetings. In addition, BMO discloses membership in larger trade associations that undertake advocacy work where our financial contribution exceeds $50,000. BMO’s participation in trade associations is a necessary element of our business strategy.

BMO’s membership and financial support does not necessarily mean that we support an association’s position on certain issues. Where we differ, we voice our concerns as appropriate through our representatives participating in these groups as necessary.

For each of these reasons, the board recommends voting AGAINST this proposal.

10	BMO GAM does say it sent a letter to the U.S. EPA regarding methane regulation. See page 28 at https://bmo.bynder.com/m/601e470842d2335c/original/2023-responsible-investment-annual-report.pdf
11	https://filecache.investorroom.com/mr5ir_truist/871/Truist2023ClimateLobbyingSummary.pdf
12	https://home.barclays/sustainability/esg-resource-hub/reporting-and-dsclosures/public-policy-engagement/
13	https://www.enbridge.com/~/media/Enb/Documents/Reports/Sustainability-Report-2022/Climate_Lobbying_Report.pdf

96	Bank of Montreal Management Proxy Circular 2025

Proposal No. 7

Vancity Investment Management, 100 183 Terminal Avenue, Vancouver, BC V6A 4G2 has submitted the following proposal for your vote.

Disclosure of Executive Compensation Pay Metrics

Be it proposed that the Bank disclose, at reasonable cost and omitting proprietary information, enhanced information on the internal pay metrics used when setting executive target compensation, and to clarify the influence of these metrics on executive compensation. Internal pay metrics include ratio and percentile disclosures that illustrate how compensation compares between executives and non-executive employees. This disclosure should address:

a.	An explanation of specific internal pay metrics used.

b.	A discussion of how these metrics inform compensation decisions for the CEO and senior executives.

Supporting statement

Over recent decades, executive pay has far outpaced that of average workers. In 2023, for instance, CEO pay increased by 11.3% among top U.S. companies, while median worker pay decreased by 9.3%1. These widening pay gaps pose risks to economic stability, erode social cohesion, deepen gender and racial inequities, and may decrease workforce satisfaction, ultimately impacting productivity and retention2. As a large financial institution invested across economic sectors and reliant on human capital, BMO’s growth and ability to create shareholder value depends on effectively managing these risks.

BMO’s focus on connecting corporate culture with employee performance as an integral part of enterprise strategy shows the company understands the value of investing in its people to strengthen human capital. Studies show that social comparison strongly influences behaviour, and employee satisfaction often depends on a sense of fair compensation3. Shareholders require increased disclosures on internal pay metrics to assess whether BMO’s compensation structures support this strategy.

Given Purpose and strategic objectives, including fostering a “Winning Culture driven by alignment, empowerment and recognition” are key components of executive compensation, shareholders seek further clarity on how BMO evaluates this beyond employee surveys and workforce representation targets. Expectations for transparency are growing, with initiatives like the Taskforce for Inequality and Social-related Financial Disclosures

(TIFSD) working toward frameworks that may be adopted under IFRS Sustainability Standards4.

By explaining the pay metrics used and their role in executive compensation decisions, BMO can demonstrate to shareholders its commitment to executing on strategic priorities and its preparedness for emerging regulations. Although BMO discloses that the Human Resources Committee considers the ratio of CEO pay to other employees and Canadian median family income, it does not specify additional factors or explain how these metrics influence target compensation.

We ask the Board to report, at a minimum, on the following:

1.	Internal Pay Equity Metrics: Describe all pay metrics or ratios used to assess the pay relationship between executives and employees.

2.	Influence on Compensation Decisions: Explain how these metrics affect CEO and executive pay-setting and performance evaluations.

This disclosure is not intended to limit executive compensation but to ensure shareholders have the information needed to assess BMO’s management of material regulatory and financial risks. Enhanced transparency will benefit both BMO and shareholders by aligning executive compensation with the company’s long-term organizational health.

1	https://corpgov.law.harvard.edu/2024/04/18/an-early-look-at-ceo-pay-trends-from-proxy-season-2024/
2	https://irpp.org/research-studies/whats-so-bad-about-increasing-inequality-in-canada/
3	https://www.psychologytoday.com/ca/blog/work-smarter-not-harder/202303/the-executive-worker-pay-gap-isnt- without-consequences
4	https://www.tisfd.org/

Bank of Montreal Management Proxy Circular 2025	97

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO IS CONFIDENT IN ITS FAIR AND COMPETITIVE APPROACH TO TOTAL REWARDS FOR ITS EMPLOYEES AND DISCLOSURE OF THIS INFORMATION IS UNNECESSARY IN LIGHT OF BMO’S EXISTING COMPENSATION DISCLOSURE.

As part of our commitment to transparency and to providing fair and competitive compensation to all our employees, sufficient information already exists in our public disclosure for shareholders to assess our compensation practices.

BMO provides extensive disclosure about our executive compensation and total rewards strategies and practices in our Proxy Circular and Annual Report. Each year we provide detailed information on performance highlights and the composition of executive compensation within this circular and we believe that the current disclosures provided in the Executive Compensation section provides meaningful and all necessary information to shareholders.

Metrics relating to the comparison of compensation between executives and non-executives such as CEO pay ratios and percentiles are considered (as disclosed in the Proxy Circular) but are not drivers of executive compensation. Accordingly, BMO’s existing disclosure provides sufficient information for shareholders to assess our compensation practices.

The board continues to review and assess pay ratios and percentiles as part of its annual assessment of executive compensation. However, there are no accepted methodologies for their calculation, making them impossible to benchmark and making comparisons of such data potentially inaccurate, unreliable and misleading.

For each of these reasons, the board recommends voting AGAINST this proposal.

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Following discussions with the bank, MÉDAC agreed that the following two proposals would not be submitted for a shareholder vote. The Bank has agreed with MÉDAC to include these withdrawn proposals in the circular for informational purposes only. They are not part of the formal business of the meeting.

Withdrawn Proposal

In-Person Annual Shareholders’ Meetings

Be it proposed that the Corporation’s annual shareholders’ meetings be held in person, and that virtual meetings be held in addition to, but not in replacement of, face-to-face meetings.

Supporting statement

Since 2020, when annual shareholders’ meetings began to be held in virtual format because of COVID-19 health restrictions, we have voiced numerous criticisms of the way these meetings are organized1.

OECD Principles of Corporate Governance state that:

“[ ] due care is required to ensure that remote meetings do not decrease the possibility for shareholders to engage with and ask questions to boards and management in comparison to physical meetings. Some jurisdictions have issued guidance to facilitate the conduct of remote meetings, including for handling shareholder questions, responses and their disclosure, with the objective of ensuring transparent consideration of questions by boards and management, including how questions are collected, combined, answered and disclosed. Such guidance may also address how to deal with technological disruptions that may impede virtual access to meetings.2”

Virtual meetings provide benefits that we readily acknowledge, but they should not be an excuse for not holding face-to-face meetings. Like Teachers’3, we believe that annual shareholders’ meetings should be held in person, with virtual meetings being held in addition to (in hybrid fashion, as all banks did in 2023), but not in replacement of, face-to-face meetings. We all agree that all shareholders should enjoy the same rights, whether they participate in person or remotely. This position is supported by many organizations, including the Canadian Coalition for Good Governance (CCGG)4 and a number of major institutional investors.

This proposal has garnered significant support in the past, receiving 50.66% of votes in favour, and as such, we are retabling it for consideration.

BMO’s Response

The proponent has agreed to withdraw the proposal following constructive engagement with BMO.

BMO has consistently conducted shareholder meetings in person other than during the COVID-19 pandemic and has a well-established approach of conducting virtual aspects of shareholder meetings with substantially the same opportunities for participation as in-person meetings.

In addition, BMO has always been committed to shareholder engagement including by facilitating shareholder attendance at shareholder meetings. Over the course of the last year, we engaged with shareholders regarding our approach to shareholder meetings and we continue to do so. While we have received a mixture of feedback on the benefits of virtual shareholder meetings and in person shareholder meetings, we have not received negative feedback on the manner in which BMO has conducted meetings virtually or the opportunities for participation among those who attend virtually.

The proponent requested that we commit to holding meetings in person or in a hybrid format (except in extraordinary circumstances). We currently offer both in-person and virtual options for shareholders and have no current plans to hold virtual-only meetings but believe that the flexibility to host virtual-only meetings, including in response to a force majeure event or other circumstances that may have physical security or public safety implications, is appropriate and important. Accordingly, we did not agree to the proponent’s request.

1	Annual Meetings: Virtual Drift, MÉDAC, 2023-05-09 https://medac.qc.ca/2098/
2

Recommendation of the Council on the Principles of Corporate Governance, Legal Instruments OECD Agreement, OECD/LEGAL/0413, adopted 2015-07-07, amended 2023-06-07 https://legalinstruments.oecd.org/fr/instruments/OECD-LEGAL-0413

3	Good Corporate Governance Pays Off - Proxy Voting Principles for 2023, Ontario Teachers’ Pension Plan https://www.otpp.com/content/dam/otpp/documents/OTPP Proxy Voting Guidelines 2023 FR.pdf
4

“Virtual-only shareholder meetings are an unsatisfactory substitute for in-person shareholder meetings because they risk undermining the ability of shareholders to hold management accountable,” Say no to virtual-only shareholder meetings – they let companies duck accountability, Catherine McCall, The Globe and Mail, May 21, 2023 https://www.theglobeandmail.com/business/commentary/article-say-no-to-virtualonly-shareholder-meetings-they-let-companies-duck/

Bank of Montreal Management Proxy Circular 2025	99

Withdrawn Proposal

Combating forced labour and child labour in the Loan and investment portfolios

Be it proposed that the Bank, beginning in 2026, report to its shareholders and to interested parties (stakeholders) informing them of the measures taken in the previous fiscal year to prevent and reduce the risk of loans being granted to companies using forced labour and child labour in the production of goods produced, purchased or distributed by its customers whose activities are financed by the Bank.

Supporting statement

On May 11, 2023, the Fighting Against Forced Labour and Child Labour in Supply Chains Act came into effect1. This Act requires that certain companies report on their efforts to fight against forced labour and child labour, with the first of these reports due by May 31, 2024.

While the purpose of this Act is to protect children from exploitation and human rights violations in supply chains, we propose that the Bank takes a proactive stance on this issue by publicly committing, as a responsible corporate entity, to prevent and reduce the risk that its loan and investment portfolio involves any form of support for companies that use forced labour or child labour in their commercial activities.

According to a report by the International Labour Organization (ILO) and UNICEF, the UN child welfare agency2, the number of children in child labour has risen to 160 million in 2020, an increase of 8.4 million children in the last four years. Even more concerning is the rise in the number of children aged 5 to 17 engaged in hazardous work, which is defined as work that is likely to harm their development, education or health. A category that includes hazardous sectors such as mining or fishing or working more than 43 hours a week, which makes schooling almost impossible. Other sectors also deserve to be mentioned such as: textiles and clothing, electronics, forestry, etc. This report should provide all the necessary information to enable shareholders and stakeholders to be reassured that the Bank is committed to reducing its financial support for these companies that force children to work.

BMO’s Response

The proponent has agreed to withdraw the proposal following constructive engagement with BMO.

BMO has environmental and social risk policies in place which include considerations of risks pertaining to third parties (including clients) on labour standards and human rights.

BMO provides disclosure of our approach in our Statement on Human Rights and Modern Slavery Act statement. The Modern Slavery Act Statement is published on our website annually and reviewed by our Board, through its Audit and Conduct Review Committee. The statement sets out our efforts to combat modern slavery in compliance with the United Kingdom’s Modern Slavery Act 2015, the Australian Modern Slavery Act 2018, and Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act (as applicable).

If there is a risk of child labour or forced labour, international standards like the UN Guiding Principles on Business and Human Rights provide that companies should use their leverage to mitigate and address these risks. These standards do not require or recommend terminating relationships in all cases. When these risks are identified and the situation cannot or will not be corrected, the Bank has the option of terminating the business relationship as part of its response. The bank is also subject to certain legal obligations to report on its approach to child labour and forced labour, as described above. In fiscal year 2024, we did not identify any such issues.

We disclose a description of our environmental and social risk approach in our sustainability reporting. More information about our approach to human rights and sustainability is found in our Statement on Human Rights.

1	https://www.parl.ca/legisinfo/fr/projet-de-loi/44-1/s-211
2	https://www.unicef.org/fr/communiqu%C3%A9s-de-presse/travail-des-enfants-atteint-160-millions-enhausse-for-the-first-time-in-20 years

100	Bank of Montreal Management Proxy Circular 2025

Withdrawn Proposal

InvestNow submitted a proposal that the Bank exit both the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero (GFANZ).

The Bank has never been a member of GFANZ. Independent of the proposal, the Bank withdrew from the NZBA on January 17, 2025. As the proposal was no longer applicable, InvestNow agreed to withdraw its proposal. The Bank agreed with InvestNow to include reference to its withdrawn proposal in the circular for informational purposes only. It is not part of the formal business of the meeting.

Bank of Montreal Management Proxy Circular 2025	101

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